Santos

TURNING OPPORTUNITIES INTO GROWTH...

Annual Report 2003



Santos Ltd ABN 80 007 550 923

Cover photograph:

Drilling crew monitoring Casino 3 production test, offshore Otway Basin, Victoria.

Page 1 photographs (left to right):

Sarah Carter, who has worked on a range of Cooper Basin gas and oil optimisation programs as a Reservoir Engineer; Guy Howard, Company Representative for Santos, aboard drilling rig, offshore Otway Basin; Ocean Epoch Mobile Offshore Drilling Unit departing Fremantle, Western Australia, en route to Mutineer-Exeter oil fields for development drilling; inspection of bridge link, Bayu-Undan liquids project, Timor Gap.

INSIDE

...AND GROWTH INTO VALUE

When Santos launched its growth strategy in 2001, there were two development projects in the pipeline.

Today, we have six exciting new projects located in South East Asia, the Timor Gap, offshore Western Australia and Victoria. These projects, worth $700 million, are scheduled to commence production by 2006.

Santos' growth will be delivered through:



BASE BUSINESS

Creating value from the base business through optimisation programs, operational excellence and cost leadership.



CREATING OPTIONS

Maximising the value of the exploration program, building a better and more balanced portfolio and pursuing new opportunities.



CAPTURING GROWTH

Developing an exciting suite of growth projects and contracting more gas for future growth.



MANAGING OPTIONS

Delivering superior returns, strong cash flow growth and reserve replacement through disciplined portfolio management.

BUILDING VALUE FOR STAKEHOLDERS



Dear Shareholder,

I am pleased to report that during the past year Santos has continued to build long-term value for shareholders.

While production was, as expected, down by 5.4% from the previous year's record, Santos commercialised 510 PJ (net) of gas during the year and made substantial progress on six new projects delivering growth over the long term.

Our net profit for the year was $327.0 million, marginally higher than in the previous 12 months, including a once-off positive $55.0 million adjustment following the Company's decision to adopt the new tax consolidation laws from 1 January 2003.

The higher profit was achieved on steady sales revenue of $1,465.0 million and earnings before interest, tax, depreciation and amortisation (EBITDA) of $1,061.2 million.

Cash flow from operating activities, after interest and tax, increased by 9.3% to $897.3 million. This result comes on top of a 14.5% increase in operating cash flow in 2002. Over the past decade Santos' operating cash flow has grown at an average annual compound rate of 12%.

During the year we divested a number of non-core assets, raising $130.4 million. In addition, Santos increased its interests in the Stag and John Brookes fields offshore Western Australia. At the end of the year gearing was 22.5%, our lowest gearing since the 1960s. Net debt was reduced by $265.3 million to $897.6 million.

Our strong cash flow and low gearing have enabled Directors to maintain a total dividend of 30 cents per share for the full year, including a final dividend of 15 cents per share. This represents a fully franked yield of almost 5%.

Directors decide the level of dividends twice yearly, based on Santos' performance and prospects. These decisions are not based on a single metric, such as annual pay-out ratio, and take into account all relevant factors including future capital investment requirements.

Current indications are that Santos will be able to fund its capital program and, at a minimum, maintain its current level of dividend payments over the foreseeable future. This is subject to matters outside the Company's control such as oil prices and exchange rates.

The total shareholder return for the year was 20% – a significant increase from 2002 and above our target of 14%.

2003 was a year in which we further improved our exploration portfolio and options through expansion of our exploration acreage, despite making no significant discoveries. Exploration is a long-term activity with variable returns year on year, but remains a core component of our business activities.

Santos continues to be recognised for its high standard of corporate governance. For the second year in a row we were awarded five out of five for corporate governance in an independent report prepared by leading accounting and management firm, Horwath, and the University of Newcastle.

Having a safe workplace is the highest priority for the Board. Our overall focus on workplace safety saw an improved safety performance with a reduction in the 2003 total recordable case frequency rate – how we measure safety performance – to 7.2 from 9.0 in 2002.

It has been a disappointing start to 2004 with the Moomba gas leak and fire on 1 January 2004. Importantly, there were no casualties and our emergency response was well executed.

Mr Ian Webber AO retired from the Board of Directors in October 2003. Mr Webber had been on the Board for nearly 11 years, during which time he served on a number of Board committees. Mr Webber made an outstanding contribution to Santos, being able to draw on his wide corporate experience in some of Australia's leading companies.

I would also like to welcome Mr Mike Harding to the Board following his appointment as a Director effective 1 March 2004.

Mr Harding's extensive international experience in managing and enhancing the strategic development of major upstream investments will bring additional oil and gas industry experience to the Santos Board.

Finally, I wish to acknowledge the efforts and commitment of Santos' management and employees. They have met the challenges before the Company and I know they continue to build our platform for future growth. We look forward to further progress in 2004 as we celebrate Santos' 50th year. I also thank my fellow Board members.



Stephen Gerlach Chairman
16 March 2004

MEASURING PERFORMANCE

BASE BUSINESS

- Sales revenue of $1,465.0 million.
- EBITDA of $1,061.2 million.
- Net profit after tax up 1.5% to $327.0 million, but includes once-off $55.0 million benefit from tax consolidation.
- Total dividends of 30 cents per share, fully franked.
- 12.3% return on average ordinary shareholders' equity.
- Production of 54.2 million boe; sales volumes of 55.4 million boe.
- Sales gas and ethane production volumes of 222.8 PJ.
- Safety performance improved, with injury rates reduced to a total recordable case frequency rate of 7.2.

CREATING OPTIONS

- New potentially high impact exploration acreage acquired.
- No commercial discoveries from 2003 exploration program.

CAPTURING GROWTH

- 510 PJ net to Santos of new gas contracts, the best performance since the 1970s.
- $690 million of growth projects approved or under consideration during 2003.
- Project sanction for Mutineer-Exeter oil fields and Bayu-Undan LNG developments.

MANAGING OPTIONS

- Proven (1P) reserves replacement of 148% or 80 million boe at a world-class average cost of US$5.62 per boe.
- Reduction in Proven plus Probable (2P) reserves to 636 million boe (-10%). Increases in Contingent Resources to 1,450 million boe (+18%).
- Portfolio management net proceeds of $100 million.
- Leverage of 22.5%, the lowest gearing since the 1960s.
- Cash flow from operating activities increased by 9.3% to $897.3 million.

	2003	2002
Sales ($million)	**1,465.0**	1,478.4
Operating profit before tax ($million)	**430.9**	493.3
Operating profit after tax ($million)	**327.0**	322.1
Cash flow from operations ($million)	**897.3**	820.8
Earnings per share	**52.1 cents**	51.9 cents
Ordinary dividends per share	**30 cents**	30 cents
Cash flow per share	**153.8 cents**	141.3 cents
Total shareholders' funds ($million)	**3,087.9**	2,863.9
Return on average ordinary equity	**12.3%**	13.1%
Return on average capital employed	**8.8%**	9.0%
Net debt/(Net debt plus equity)	**22.5%**	28.9%
Net interest cover	**8.5 times**	8.1 times

EARNINGS AND DIVIDENDS PER SHARE
cents


80
60
40
20
0
73
23
30
52
30
52
30
'01
'02
'03
Earnings per share
Ordinary dividend
Special dividend/share buy-back

OPERATING CASH FLOW
$million


1,000
800
600
400
200
0
717
821
897
'01
'02
'03

NET PROFIT AFTER TAX
$million


500
400
300
200
100
0
446
322
327
'01
'02
'03

RETURN ON ORDINARY EQUITY
%


30
25
20
15
10
5
0
80
60
40
20
0
73
51
52
19.0%
13.1%
12.3%
cents per share
'01
'02
'03
Earnings per share
Return on average ordinary shares

PRODUCTION BY PRODUCT
mmboe


70.0
60.0
50.0
40.0
30.0
20.0
10.0
0.0
55.7
57.3
54.2
'01
'02
'03
Sales gas & ethane
Crude oil
Condensate
LPG

SALES REVENUE
$million


1,600
1,400
1,200
1,000
800
600
400
200
0
1,460
1,478
1,465
'01
'02
'03
Sales gas & ethane
Crude oil
Condensate
LPG

FINANCIAL STRENGTH
$million


1,400
1,200
1,000
800
600
400
200
0
45%
40%
35%
30%
25%
20%
15%
10%
5%
0
1,061
1,163
898
28%
29%
23%
'01
'02
'03
Gearing
Net debt

SAFETY PERFORMANCE
TRCFR (per million hours worked)


10
8
6
4
2
0
8.8
9.0
7.2
'01
'02
'03

TURNING OPPORTUNITIES INTO GROWTH... AND GROWTH INTO VALUE



After joining Santos in late 2000, I instigated the development of a strategy to transform Santos into a truly international exploration and production company with world-class operations. This was achieved using the knowledge and skills of our employees.

Over the past three years we have all been focused on achieving this goal.

We have entered 2004 - the year marking Santos' 50th anniversary - with six company-building projects located in South East Asia, the Timor Gap and offshore Western Australia and Victoria.

That is a dramatic change from two projects in the development pipeline in 2001 and, significantly, the new projects we now have underway will make strong contributions to our annual production profile by 2006.

THREE STAGES OF TRANSFORMATION

The first stage of Santos' transformation concentrated on meeting the short-term challenge of maximising value from the existing asset base while building a portfolio of options for growth. This was particularly focused on our Australian operations.

The second stage will occur from 2004 to 2006 and will come from a suite of projects that will drive medium-term production and earnings growth. During 2003 two critical projects were approved for development: the Bayu-Undan LNG development in the Timor Gap and the Mutineer-Exeter oil development off the Western Australian coast.

This stage will also see Santos focusing on building its position in South East Asia and North America through a combination of acreage expansion and, where appropriate, value-adding acquisitions. Both are regions with substantial energy demand and are core to our growth strategy.

The third stage of Santos' transformation, looking five to 10 years ahead, will see the Company expand into a number of regions beyond Australia, including new ventures in regions such as the Middle East and North Africa.

MEETING PRODUCTION AND SALES OBJECTIVES

Through production optimisation efforts, Santos achieved its production target of 54-55 million boe in 2003. Production fell by 5% on the previous year to 54.2 million boe. This decline was due to the maturing of Santos' base business, ahead of the start of production from new projects.

Production of oil and natural gas liquids declined by 10% to 15.9 million boe. Gas production was 4% lower at 38.3 million boe. Santos continued to diversify gas production with 69 PJ, or 31%, of production being outside the Cooper Basin, up from 66 PJ in 2002.

Increasing or maintaining our production in 2003 was always going to be a challenge after the record result achieved in 2002, with the only significant project brought into production in 2003 being the Patricia Baleen gas field in the Gippsland Basin, Victoria, and due to the mature nature of our base business.

Following the Moomba gas leak and fire the outlook for production in 2004 is for a further decline.

The good news is that the outlook for production beyond 2005 is strong due to a number of new developments coming into production that will significantly increase Santos' total output, particularly of oil and liquids.

Sales volumes declined by 2% in 2003 to 55.4 million boe, down from 56.8 million boe. Total sales revenue was virtually steady at $1,465.0 million, reflecting higher average prices across most products.

Average realised gas prices rose by 9% to $3.16 per gigajoule. Sales revenue remained steady despite the 32% appreciation in the Australian dollar against the US dollar and the 3% drop to A$43.59 per barrel in the average realised crude oil price for the full year.

Further details of Santos' 2003 production results and optimisation success commence on page 12 of the Annual Report.

STABLE PROFIT

Overall profit after tax was $327.0 million, up slightly from the 2002 profit of $322.1 million, although this includes a once-off $55.0 million benefit from tax consolidation.

Generally there were positive developments with increased gas margins and control of production costs. While US dollar commodity prices were strong, much of this benefit was offset by the higher Australian dollar.

Production costs fell by $6.2 million to $263.6 million. This reflected $21.1 million of savings, particularly in the Cooper Basin, partly offset by the costs of new fields coming into production and the costs of the Moonie–Brisbane pipeline leak.

Total operating costs, including field production costs, increased from $410 million to $429 million due to increased royalty payments and Petroleum Rent Resources Tax payments.

Netback or margin per barrel improved from $18.64 to $19.11 due to improved gas margins.

Earnings before interest, tax, depreciation and amortisation were $1,061.2 million, a reduction of $25.5 million. This reflected a $13.4 million fall in sales revenue, an $18.9 million increase in operating costs and other movements which were more than offset by the profit of $45.8 million on the sale of Santos' interest in Oil Company of Australia.

Exploration write-offs totalled $59.7 million ($75.3 million in 2002). This constituted the write-off of practically all of Santos' Papua New Guinea exploration as well as our unsuccessful drilling in the Bawean PSC in Sumatra.

Depreciation expense was $40.6 million higher at $172.0 million. The largest contributing factor was the accelerated depreciation of Santos' Heytesbury facility in western Victoria, due to the expected cessation of production in 2004.

Further increases in depletion costs were disappointing. Depletion expense was $22.9 million higher at $333.8 million due to revisions in Proven plus Probable reserves (2P) in the Cooper Basin, East Spar and the United States.

Income tax expense was $67.3 million lower than in 2002, reflecting lower tax on operating profit and a $55.0 million adjustment for tax consolidation.

RESERVE REPLACEMENT EXCEEDS PRODUCTION

One of the most critical drivers of growth for any exploration and production company is value-adding reserve replacement, replacing each barrel produced with a more valuable barrel.

In 2003, through a mix of gas commercialisation and drilling activities, Santos replaced more Proven reserves than it produced for the second year running. Santos replaced Proven reserves (1P) by 148% or 80 million boe. This result places Santos in a strong position to achieve the long-term targets of production and earnings growth.

Proven plus Probable reserves (2P) fell by 74 million boe. This was a disappointing result and largely reflected negative revisions of 29 million boe and net acquisitions and divestments of 16 million boe. Increasing 2P as well as 1P reserves in 2004 through commercialisation of our Contingent Resources and Possible (3P) reserves is one of our priorities.

Santos' reserves position is discussed in more detail on page 24 of the Annual Report.

COST LEADERSHIP

Cost leadership remains a critical part of our strategy, which led to the introduction of the Business Improvement Program. We set ourselves the goal in May 2001 to achieve $50 million of cost savings. In the two-and-a-half years since the program was introduced, we have saved $188.3 million. This excellent result comprises $164.7 million in capital cost savings and $23.6 million in operating cost savings.

The program has enabled Santos to reduce capital costs, primarily through production optimisation, savings in drilling and completions, optimisation of gas development and contracting efficiencies. Most of the savings have been directed towards accelerated development of our suite of new growth projects.

CONTINUOUS IMPROVEMENT PROGRAM

We are now moving to make step rather than incremental changes to many areas of our business through the adoption of the Santos Continuous Improvement Program. This program focuses on:

- improving key business processes to world-class standards
- simplifying the organisation and adopting a more streamlined functional-based structure
- further attacking the cost base over and above ongoing efforts
- continuing cultural change and development to support the improvements we seek.

Process improvements will be implemented over the course of 2004, with a new management and organisational structure taking effect from May 2004.

STRONG GLOBAL ENERGY DEMAND

In last year's Annual Report I commented on emerging global energy trends: historically high oil prices and the growing use of gas.

These trends continued during 2003. Oil prices averaged US$31.00 per barrel, above the 2002 average of US$26.60 per barrel. US gas prices also remained high.

While the demand for oil and gas remains strong, there are impediments to increasing supply quickly.

China continues to have an immense and rapidly growing demand for oil and gas. The country is increasingly dependent on oil imports and it is making major investments in gas pipelines and LNG.

Demand for oil and gas also remains strong in North America, in an environment of shrinking local supplies and increasing finding and development costs.

This is increasing the United States' interest in importing LNG. During his recent visit to Australia US Energy Secretary, Spencer Abraham, said, 'Australia could be a major source of gas for the United States' and he described Australia as an 'excellent prospective supplier'.

The task at hand is to turn this opportunity into shareholder value. Santos is well positioned with its growing oil and liquids production and large inventory of gas resources.

OUTSTANDING YEAR FOR GAS COMMERCIALISATION

Santos enjoyed its most successful year in gas commercialisation since the early 1970s when significant Cooper Basin gas contracts were signed. New gas contracts and Heads of Agreements for up to 510 PJ (net) were signed in 2003. These included:

- approval of the Bayu-Undan LNG project (275 PJ)
- East Spar Gas Sales Agreement with Alinta (40 PJ)
- Casino Gas Sales Agreement with TXU (108 PJ)
- Cooper Basin gas contracts with Pasminco, TXU, Origin and BHP Billiton (up to 27 PJ)
- Cooper Basin ethane contract extension with Qenos (up to 39 PJ)
- Otway Basin gas contract with TXU (up to 21 PJ).

In addition, Santos started 2004 strongly, signing a Letter of Intent which underpins the development of the John Brookes gas field offshore Western Australia and a Heads of Agreement with PT Perusahaan Gas Negara for the sale of the entire reserves of the Maleo field in East Java.

Further information about gas commercialisation commences on page 18 of the Annual Report.

MORE BALANCED EXPLORATION PORTFOLIO

Exploration is a long-term activity and performance should be generally measured over a three-to-five-year period. Therefore disappointing results in any one year do not necessarily reflect a failure of the program.

After a good performance in 2001 and 2002, Santos did not make any material wildcat exploration discoveries in 2003. Significant volumes of gas were discovered in Titan and Calypso in the Bawean PSC, but contained high levels of carbon dioxide.

While the result was disappointing, we further enhanced our portfolio by acquiring more potentially high impact exploration acreage in Australia, Indonesia and the United States during the year. This has established a more balanced exploration portfolio with higher quality material prospects that provide a basis for securing future growth projects.

We also had good results in delineating previous exploration successes through the drilling of successful appraisal wells in the John Brookes and Casino gas fields.

Further discussion of Santos' exploration performance, forward program, acreage acquisitions and new ventures activities commences on page 15 of the Annual Report.

MOOMBA LIQUIDS RECOVERY PLANT INCIDENT

In the early hours of New Year's Day 2004, a gas leak and fire occurred in the Liquids Recovery Plant (LRP) section of the Moomba Gas Plant. This was caused by an unforseen failure of a heat exchanger (cold box) inlet nozzle due to Liquid Metal Embrittlement by elemental mercury. There were no casualties resulting from the incident.

The plant was shut down immediately. Limited gas supply, about 30% of normal daily demand, was delivered within 48 hours of the incident and full normal daily demand was able to be met within seven weeks. The LRP is currently being rebuilt and is due to be fully recommissioned by July.

The 2004 financial impact of the incident is estimated to be a reduction of $25–30 million in net profit after tax and $35–40 million in operating cash flow, net of insurance recoveries. Lost production net to Santos from the incident is estimated to be 3.8 million boe.

I would like to recognise the efforts of our employees who worked tirelessly to manage the many impacts of this incident. They have done an outstanding job under difficult circumstances and have displayed the qualities of commitment, teamwork and excellence which we value so highly.

We also thank those in government, our customers and other producers who have worked cooperatively with us to ensure the market was met during this period.

INTEGRATING SUSTAINABILITY

Capturing meaningful data from which we can measure our progress and integrating the principles of sustainability into our business have been the focus of our sustainability efforts in 2003.

Conceptually, the principles of sustainability are quite straightforward. We aim to make economic progress, protect the environment and be socially responsible, all on the foundation of sound corporate governance.

The real challenge is to put these concepts into practice. We recognise that it is important to have clearly measurable sustainability indicators that are reflected in management systems and drive performance.

Our approach in this regard has been to initiate nine priority projects that directly address our objective of gathering meaningful data and setting improvement targets in a number of areas including greenhouse gas emissions, energy consumption, produced formation water and waste management.

We have also made progress on developing policies on issues that were identified by the sustainability baseline study undertaken in 2002 as being opportunities for Santos to move forward: namely, human rights, business ethics and greenhouse and climate change.

Later this year we will publish our first Sustainability Review which will report on the progress we have made on a number of sustainability issues. A summary overview of our performance in this area can be found on page 26 of the Annual Report.

PERMANENT PROTECTION SECURED FOR COONGIE LAKES

A particular highlight for me in 2003 was to travel to the Coongie Lakes wetlands with the South Australian Premier and the Minister for Environment to announce a National Park for the greater Coongie Lakes area.

These spectacular wetlands, located 110 kilometres north of Moomba on the Cooper Creek floodplain in South Australia's far north-east, are listed as wetlands of international importance under the Ramsar Convention.

The catalyst for the Government's announcement was an historic agreement between Santos, which previously held the exploration rights to the Coongie Lakes area, and the South Australian conservation movement, representing 50 environmental groups.

It was a proud moment for me because Santos took a leadership role to protect this important environmental icon. I believe this agreement shows that the oil and gas industry can work in harmony with the environment. This may at times mean that there must be some no-go areas for our activities.

The community expects us to be good stewards and to work responsibly to protect important wildlife habitat and refuge.

LYTTON OIL SPILL

A leak occurred in the Moonie–Brisbane pipeline at Lytton, 15 kilometres east of Brisbane, in March 2003. About 1.9 million litres of oil leaked from the pipeline.

Santos has an extensive emergency response plan which was activated as soon as the leak was detected. We worked collaboratively with Fire and Emergency Services to ensure the safety of people working in the area of the spill and to restrict access to the site.

Santos allocated every possible resource towards finding the site of the leak, stopping the flow as quickly as possible and then working with the government authorities to clean up and rehabilitate the affected area.

Santos subsequently pleaded guilty to charges under the Environmental Protection Act (Qld) 1994 and was fined $300,000, although no conviction was recorded. In making this decision, the Magistrate took into account Santos' good environmental record and the outstanding efforts of our employees to clean up the site.

In addition to the fine, Santos covered the total costs for the emergency response, initial clean-up and long-term remediation, which has now been completed. This is estimated to be in excess of $2 million.

Since the incident, we have instigated a number of measures to reduce the chances of a spill of this nature occurring again.

KEEPING SAFETY THE PRIORITY

Santos' safety performance improved in 2003 with a reduction of the total recordable case frequency rate to 7.2 injuries per million hours worked, compared with 9.0 in 2002.

Our vision that 'We all go home from work without injury or illness' is achievable and the challenge is for all of us to think safety at all times as part of our day-to-day activities.

MEASURING VALUE AND SUCCESS

In the exploration and production industry, growth in shareholder value is created by replacing each barrel produced with a more valuable one. The industry is also characterised by long lead times between discovery and value extraction, and success cannot always be measured until the cycle is complete. In our industry it is not how much cash is generated per barrel alone that is a measure of value, but rather, how well the cash is reinvested to replace the production.

There are two major elements to measuring success. The first is the quality element which is mostly how much margin each barrel generates. Factors here include: what is the value of the product; how challenging is the fiscal regime in which we operate; what is the cash cost of extraction; and how much cash generated needs to be reinvested to replace production?

The second element of success is about trajectory and speed. Reserves must at least be replaced or the business is being liquidated. Production growth is a measure of speed as well as growth in reserve replacement performance.

The 2001 strategy review established long-term operational and financial benchmarks for Santos. While it is unlikely that all targets will be achieved in any one year, the table below shows that Santos has made good progress over the past year.

PERFORMANCE AGAINST TARGETS

	Long-term target	2003 performance	Comments
Production growth	5–8%	-5%	Not achieved.
1P reserve growth	150%	148%	On target.
1P finding cost	US$1.25 boe	US$1.77	Improving trend.
1P finding and development cost	US$5.50 boe	US$5.62	Close to target.
Total shareholder returns	>14%	20%	Achieved.
Return on capital employed	>10%	8.8%	Below target due to projects under development.
Cash flow growth	>10%	9.3%	Close to target.
Earnings per share growth	>10%	0.4%	Not achieved.

NEW TARGETS FOR 2004 TO 2006

As Santos completes the first stage of its strategy that commenced in 2001, we have made some amendments to the performance measures to more closely reflect the value creation cycle of our business. We have also refreshed some of the target levels, based on our portfolio position at the end of 2003, together with trends in the sector generally.

The main changes are:

- Measure netback or margin per barrel directly with a target of greater than A$22 per boe by the end of 2006, based on an oil price (Tapis) of A$39 price per boe. This measures product mix, cost and price effects and will be important as we replace Australian domestic gas production with higher value crude and liquids.
- The second change is to replace the finding and development cost target of less than US$5.50 per boe with a reserve replacement cost target of US$5.50 per boe which is more in line with our strategy of growth from a number of sources. This measures the full cost of reserve movements from all sources, including acquisition costs and revisions.
- The third change is that we have dropped total shareholder return as a direct measure as it is an outcome which is influenced by broader market movements,

like exchange rates and oil prices, which are not controlled by Santos. As an alternative financial measure, we will use cash flow as measured by earnings before interest, taxation, depreciation and amortisation (EBITDA) per share growth and return on capital employed (ROCE) of greater than 10% per annum.

Santos' targets for the strategic period 2004 to 2006 will see Santos achieving these levels by 2006:

- Production – 6–8% growth per annum.
- Netback – targeting greater than A$22 per barrel.
- Reserve replacement cost – less than US$5.50 per boe.
- Reserve replacement ratio – greater than 140% of annual production.
- EBITDA growth per share – equal to or greater than 10% per annum.
- ROCE growth per share – equal to or greater than 10% per annum.

All of these performance targets are linked directly into the performance scorecards for Santos management and employees. While it is unlikely that we will achieve all of the targets in any one year, if measured over the long run, Santos has the necessary building blocks in place to deliver its long-term goals.

LOOKING AHEAD, TRANSFORMING SANTOS

Santos has successfully developed a suite of projects to deliver growth beyond 2004.

We are planning one of our most active wildcat exploration programs in 2004. We plan to drill approximately 23 wells and acquire at least 9,700 kilometres of two-dimensional seismic and 1,000 square kilometres of three-dimensional seismic for a total cost of approximately $134 million.

Maintaining a high impact exploration program is critical as it is where the biggest shareholder value addition will occur. Our 2004 exploration program exposes investors to a mean resource potential of 106 million boe, with an upside of more than 250 million boe.

Our outlook for production in 2004 will be affected by the fire at the Moomba plant on New Year's Day. Prior to the incident, the outlook for 2004 production was around 53 million boe, largely influenced by the timing of the first production from the Bayu-Undan liquids development.

The revised production outlook for 2004 will be in the area of 49 million boe. The impact of the incident on 2004 after-tax profits is estimated to be limited to a reduction of $25–30 million due to the Business Interruption and Property Damage insurance cover.

Santos' financial performance is closely tied to movements in global oil prices and exchange rates. A US$1 movement in the international oil price will affect profit by $15 million and a one cent movement in the Australian–US dollar exchange rate will affect profit after tax by $5 million.

To limit any downside to 2004 profits and shareholder value from adverse oil price movements, Santos will astutely use hedging and remain focused on improving efficiency and cost management in conjunction with our hedging policy.

Santos is embarking on the next stage of its program to address costs, after successfully implementing the Business Improvement Program, under the umbrella of the Santos Continuous Improvement Program.

In terms of costs, Santos aims to further reduce operating costs (gross) by $50 million and capital expenditure (gross) by $70 million during 2004 and 2005, improving 2005 after-tax earnings in the order of $20 million.

To deliver growth in the future Santos plans to invest $784 million on all activities in 2004. An exciting exploration program and an expanded suite of new development projects will result in Santos investing $134 million on wildcat exploration, $82 million on delineation and appraisal, $490 million on development activities and $78 million on construction and fixed assets.

While Santos' total production is expected to decline in 2004, this will be arrested from 2005 as new projects, many of which are already sanctioned, come on line.

The outlook for Santos' production growth during 2004–2008 is strong. Santos has set a production growth target of 6–8% for 2004 to 2006, measured from the 2003 production base.

In addition to achieving production growth, the contribution from high margin oil and natural gas liquids is expected to grow to more than 40% of total production, peaking in excess of 25 million barrels in 2006.

WHAT DOES SANTOS OFFER THE INVESTOR?

We are clearly on the way to developing Santos into a growth company.

Since 2001 we have:

- maximised returns from the base business
- delivered a growing production profile over the medium term through exploration success in 2001 and 2002 and gas commercialisation success in 2003, adding six new projects
- achieved progress in improving cost efficiency, achieving $188 million in capital and operating savings.

We are also accelerating the pace of change internally, as we drive Santos to capture more opportunities that deliver growth – and value for all our stakeholders.

It has been a challenging year at Santos as we set new benchmarks and asked our people to make the extra effort required to continuously improve our business. From these challenges will come many opportunities for Santos. I thank our employees for their continued commitment in the face of considerable change.

I also thank the Board of Directors for their efforts during a very busy year.

In 2004 Santos celebrates its 50th anniversary. While we will reflect upon past achievements, and are inspired by the founders of the Company, we look forward with renewed enthusiasm and a resolve to realise a successful future.



John C Ellice-Flint Managing Director
16 March 2004

2003 BUSINESS PERFORMANCE

Region	Activities	2003 performance		2003 highlights
CENTRAL AUSTRALIA 	Santos' interests in the Cooper/Eromanga Basins in central Australia and the Port Bonython liquids processing facility near Whyalla, South Australia.	Production (mmboe) Sales volumes (mmboe) Sales revenue ($m) 2P reserves (mmboe)	33.3 33.5 830.5 263.8	• New gas contracts and extended ethane contract. • JALBU drilling efficiencies. • Bottom water drive oil drilling success.
NORTHERN AUSTRALIA 	Santos' interests in Queensland (other than the Cooper/ Eromanga Basins), Northern Territory and Timor Gap, including the Bayu-Undan liquids, LNG and pipeline projects.	Production (mmboe) Sales volumes (mmboe) Sales revenue ($m) 2P reserves (mmboe)	5.3 5.4 114.6 156.2	• Installation of Bayu-Undan offshore liquids facilities completed. • Bayu-Undan LNG and Darwin pipeline projects commenced after final approvals. • Record Amadeus Basin production. • First full year of coal seam methane gas production from Scotia.
WESTERN AUSTRALIA 	Santos' interests in the Carnarvon, Browse and Houtman Basins and the Timor Sea offshore Western Australia, including the Mutineer-Exeter oil fields development.	Production (mmboe) Sales volumes (mmboe) Sales revenue ($m) 2P reserves (mmboe)	10.6 11.4 392.6 150.1	• Mutineer-Exeter project sanctioned and Perth office established. • Successful John Brookes appraisal and Letter of Intent with Newcrest Mining. • East Spar gas contract with Alinta. • Record daily production from Legendre.
SOUTHERN AUSTRALIA 	Santos' interests in the Otway, Sorell, Gippsland and Duntroon Basins in the south-east of Australia.	Production (mmboe) Sales volumes (mmboe) Sales revenue ($m) 2P reserves (mmboe)	2.4 2.6 40.4 42.6	• Positioned for Otway deep water play: seismic surveyed, Hill 1 drilled and T36/P awarded. • Casino delineated with gas contract awarded. • First Gippsland production with Patricia Baleen.
SOUTH EAST ASIA 	Santos' interests in offshore East Java and Kalimantan and onshore West Papua, Indonesia; and onshore Papua New Guinea.	Production (mmboe) Sales volumes (mmboe) Sales revenue ($m) 2P reserves (mmboe)	0.4 0.4 17.3 12.6	• Oyong Gas Sales Agreement and Maleo Heads of Agreement signed. • Nth Bali 1 PSC awarded. • Deep water Kutei exploration entry. • Monetised and exited non-core areas.
USA 	Santos' interests in south Texas and Texas/Louisiana Gulf Coast.	Production (mmboe) Sales volumes (mmboe) Sales revenue ($m) 2P reserves (mmboe)	2.2 2.1 91.8 10.9	• Grew net production by 10% to 2.2 mmboe. • Benefited from average gas sales realisations of US$5.59/mcf. • Divested two non-core shallow gas fields. • Focused drilling operations on deep geopressured Frio and Wilcox trends along Texas Gulf Coast.

THE WORLD OF SANTOS

Detailed exploration acreage maps are available on www.santos.com.



EAST JAVA, INDONESIA

Exploration acreage
- Madura Offshore PSC
- Nth Bali 1 PSC
- Sampang PSC

Development projects
- Oyong/Maleo

KUTEI BASIN, INDONESIA

Exploration acreage
- Papalang PSC
- Popodi PSC

OFFSHORE NORTHERN AUSTRALIA

Exploration acreage
- Bonaparte Basin
- Browse Basin
- Timor Gap
- Timor Sea

Development projects
- Timor Gap: Bayu-Undan liquids, Bayu-Undan LNG

Production
- Timor Gap: Bayu-Undan, Elang, Kakatua facilities
- Timor Sea: Jabiru, Challis facilities

ONSHORE NORTHERN AUSTRALIA AND EASTERN QUEENSLAND

Exploration acreage
- Amadeus Basin
- Surat/Bowen Basins

Production
- Amadeus Basin: Mereenie, Palm Valley and Brewer Estate facilities
- Surat/Bowen Basins: Scotia, Roma, Moonie and Lytton facilities

WESTERN AUSTRALIA

Exploration acreage
- Carnarvon Basin
- Houtman Basin

Development projects
- Carnarvon Basin: Mutineer-Exeter, John Brookes

Production
- Stag, Legendre, Barrow Island, Thevenard Island, East Spar facilities

CENTRAL AUSTRALIA

Exploration acreage
- Cooper/Eromanga Basins

Production
- Cooper/Eromanga Basins: Moomba, Jackson, Ballera and Port Bonython facilities

SOUTHERN AUSTRALIA

Exploration acreage
- Onshore/offshore Otway Basin
- Sorell Basin
- Gippsland Basin
- Duntroon Basin

Development projects
- Offshore Otway Basin: Casino and Minerva

Production
- Onshore Otway Basin
- Gippsland Basin

WEST PAPUA AND PAPUA NEW GUINEA

Exploration acreage

- Onshore Papuan Basin
- Warim PSC

Production

- SE Gobe



UNITED STATES

Exploration acreage

- South Texas
- Texas/Louisiana Gulf Coast

Production

- South Texas
- Texas/Louisiana Gulf Coast

CREATING VALUE FROM THE BASE BUSINESS

The Santos base business comprises production from assets in all of the Company's existing producing fields.

2003 PRODUCTION RESULTS

Santos' total production in 2003 fell from 57.3 million boe to 54.2 million boe.

Sales gas and ethane production fell 4% during the year from 231.0 PJ to 222.8 PJ. While production declined in the Cooper Basin, gas production in five of the other six areas of operation increased. This illustrates the success of Santos' continued efforts to diversify its base business.

Crude oil production was lower at 10.9 million barrels, down from 12.1 million barrels in the previous year. Condensate and LPG production also declined to 3.1 million barrels and 240.7 tonnes respectively from 3.5 million barrels and 256.1 tonnes respectively.

Santos has a solid, mature base business and as its fields mature, production will inevitably decline. To counter this, Santos has an ongoing exploration program which aims to add new projects and production.

Santos also has a number of strategies in place to maximise the output from the base business.

OPTIMISATION SUCCESS

In the Cooper Basin the vision in 2003 was to derive optimal value from the existing assets through a production optimisation program. The application of new technologies in drilling, completions and oil optimisation is improving product delivery and recovery.

One of the particular successes in the Cooper Basin was the Jena/Alwyn/Limestone Creek/Biala/Ulandi (JALBU) project which involved drilling 17 wells, a pilot waterflood and 22 recompletions. By the end of 2003 JALBU had delivered the potential of an extra 2,000 barrels of oil per day in 2004.

Santos used a shallow rig to drill the JALBU project wells, resulting in savings of $500,000 per well. The average time to drill a well decreased from 9.2 days in 2002 to 7.4 days in 2003 because of innovative well design and the more mobile rig. The rig's smaller drill pad size also reduces the environmental impact of drilling.

Santos aims to continue the oil optimisation program in 2004, actively exploring and developing fields in acreage that has previously been considered mature or depleted.

The program will be expanded to evaluate water-flood technology aimed at extracting additional reserves from existing pools and will be further underpinned by an aggressive drilling campaign that targets higher rate bottom water drive opportunities.

In addition to oil optimisation, Santos has continued its program of optimising gas production from existing gas assets such as wells, fields, gathering and processing infrastructure.

Through numerous projects brought on line during 2003, Santos increased gas well deliverability in the Cooper Basin by a total of 60 TJ per day, with an average total on line time of four months for gas wells completed. A total of 9 PJ of incremental gas production resulted from the optimisation program in 2003.

These results were achieved at a significantly lower cost than conventional development drilling and exceeded targets set at the beginning of the year.

CONTRACT EXTENSIONS

New and extended Cooper Basin contracts have also helped to reduce the decline in production during 2003. New contracts were signed with Pasminco Century mine to supply 15 PJ from mid 2003; with BHP Billiton's Cannington mine to supply up to 14 PJ over eight years commencing in late 2003; and with TXU Electricity and Origin Energy to supply a combined total of 17 PJ in 2004.

Santos also signed an extension to its contract with Qenos to continue delivering ethane. The extended contract means that Cooper Basin ethane supply to Qenos will continue to the beginning of 2010, with potential to further extend the contract. Qenos has agreed to purchase up to 65 PJ of ethane over the extended period.

The Cooper Basin provides the majority of production from Santos' base business. While the Cooper Basin is a mature hydrocarbon area, wells are being drilled which can be commercialised quickly and cost-effectively – delivering strong cash flow which can be applied to other growth opportunities.

PRODUCTION GROWTH THROUGH WESTERN AUSTRALIA

If the Cooper Basin is the the heart of

Moomba plant and facilities, South Australia.



Santos' gas business, then Santos' Western Australian operations are the heart of its oil business.

Interests in Western Australia contribute 60% of Santos' total oil production and this figure will increase substantially once the Mutineer-Exeter oil fields are commissioned in 2005. Other oil fields in Western Australia are Stag, Barrow Island, Thevenard Island and Legendre.

Santos and its joint venturers are working to maximise production rates by drilling infill wells which could potentially extend field life and produce existing reserves faster.

An example in 2003 was the Legendre N4H horizontal infill well. The success of this well lifted production from the Legendre field in the Carnarvon Basin by an average of 9,640 (gross) or 2,175 (net) barrels per day or 35% of daily production. As a result, the Legendre field achieved record production of 48,481 boe on 21 June 2003, surpassing the previous high of 45,313 boe.

Santos, which has held 54.166% equity in the Stag field since 1993, took the opportunity during the year to increase that interest to 66.667% through the acquisition of the interest held by Globex. The acquisition increased Santos' share of oil production from Stag by 0.3 million barrels in 2003 and is estimated to be 0.5 million barrels in 2004.

Drilling continues in East Spar to maximise recovery and deliverability from the field. The alignment of the ownership of the John Brookes gas field (see page 21) with the East Spar field and processing facilities on Varanus Island will allow John Brookes to be developed as a progression from East Spar, as East Spar field deliverability declines over time.

MAXIMISING POTENTIAL FROM OTHER AREAS

Other key operational areas in Australia are the Denison and Surat Basins in eastern Queensland and the Amadeus Basin in central Australia.

Santos continues to build its market position in coal seam methane (CSM), supplying nearly 20% of the CSM production in Queensland. Santos' Scotia field is one of the largest CSM fields in Australia.

Santos is continuing its development program of this field with a further five wells drilled and connected in 2003.

In addition, total gas production for Eastern Queensland increased by more than 15% to 14.3 PJ. This was largely due to contributions from the Churchie field and 12 months of production from the Scotia field.

The Amadeus Basin, which has supplied Darwin's total gas needs for nearly 18 years, achieved record gas sales in 2003.

Santos' non-Australian production comes from the United States and Papua New Guinea – although this is expected to change in the near future as the Oyong and Maleo fields come on line in Indonesia.

In the United States Santos is concentrating its efforts along the Texas Gulf Coast in the Frio, Vicksburg and Wilcox core trends.

United States production increased by 10% in 2003 to 2.2 million boe largely due to the Esenjay acquisition and revenue increased by more than 50% to A$91.8 million due to a favourable product price environment.

Since Santos acquired Esenjay and an increased interest in the Runnells gas field in 2002, 47 wells have been drilled with 60% completed as producers.

Poor drilling results and a reduction in the size of the Runnells gas field resulted in lower than expected production growth and a reduction in reserves.

The Esenjay acquisition has firmly established Santos in the Texas/Louisiana Gulf Coast, increasing the Company's knowledge of the region, allowing Santos to assemble a high quality team and opening up access to new exploration areas with material prospects.

The United States is the world's largest gas market. It offers high operating margins and short cycle times to connect new well production with mature infrastructure. Santos is using its core competencies in drilling and completion technology from the Cooper Basin to take full advantage of opportunities in the United States.

Santos' priorities in the United States in 2004 are to commence a wildcat exploration program in new exploration acreage targeting deep gas plays (deeper than 15,000 feet); expand exploration options by acquiring new leases; and continue to increase efficiencies and production from the deep gas pressured drilling and development program.



PRODUCTION STATISTICS

	Total 2003		Total 2002	
	Field units	mmboe	Field units	mmboe
Sales gas and ethane (PJ)				
Cooper	154.0	26.5	165.0	28.4
Surat/Denison	14.3	2.5	12.4	2.1
Amadeus	11.7	2.0	11.3	1.9
Otway	11.9	2.0	11.5	2.0
Gippsland	1.9	0.3	–	–
Carnarvon	17.7	3.1	20.8	3.6
USA	11.3	1.9	10.0	1.7
Total production	222.8	38.3	231.0	39.7
Total sales volume	228.4	39.3	228.0	39.2
Total sales revenue ($million)		720.8		659.6
Crude oil ('000 bbls)				
Cooper	2,808.2	2.8	2,974.4	3.0
Surat/Denison	83.1	0.1	91.8	0.1
Amadeus	270.0	0.3	273.7	0.3
Elang/Kakatua	425.5	0.4	568.4	0.6
Legendre	2,269.0	2.3	2,558.5	2.5
Thevenard	708.0	0.7	913.3	0.9
Barrow	945.2	0.9	1,023.2	1.0
Jabiru/Challis	257.1	0.3	270.6	0.3
Stag	2,617.2	2.6	2,860.2	2.9
SE Gobe	376.5	0.4	413.7	0.4
USA	212.2	0.2	196.8	0.2
Other			0.5	–
Total production	10,972.0	11.0	12,145.1	12.2
Total sales volume	10,958.6	10.9	12,294.6	12.3
Total sales revenue ($million)		477.7		550.1
Condensate ('000 bbls)				
Cooper	2,111.8	2.0	2,239.5	2.1
Surat/Denison	10.9	–	13.4	–
Otway	73.5	0.1	108.6	0.1
East Spar	858.3	0.8	1,053.4	1.0
USA	25.6	–	37.6	–
Total production	3,080.1	2.9	3,452.5	3.2
Total sales volume	3,246.6	3.0	3,505.7	3.3
Total sales revenue ($million)		150.0		156.0
LPG ('000 tonnes)				
Cooper	240.7	2.0	253.3	2.2
Surat/Denison			2.8	–
Total production	240.7	2.0	256.1	2.2
Total sales volume	256.7	2.2	237.2	2.0
Total sales revenue ($million)		116.5		112.7
TOTAL				
Production (mmboe)		54.2		57.3
Sales volume (mmboe)		55.4		56.8
Sales revenue ($million)		1,465.0		1,478.4

MAXIMISING THE VALUE OF THE EXPLORATION PORTFOLIO

Successful exploration is fundamental to Santos' growth strategy as it contributes value-adding reserve additions and creates options for future growth.

Santos' exploration strategy has three aims:

- maximise the value of existing exploration assets
- build a better, more balanced exploration portfolio, accessing good quality rocks and controlling discretionary spend
- build a strong international business.

RESULTS FROM WILDCAT WELLS DRILLED IN 2003

In 2003 Santos drilled 19 wildcat exploration wells, investing $136.4 million against a total exploration budget of $147.6 million. While there were no significant commercial discoveries, the program tested a number of higher risk prospects and plays in new areas.

Santos drilled 11 wells in Australia. Scallop 1 in the Gippsland Basin did not encounter commercial hydrocarbons, although minor oil and gas columns were present. In Eastern Queensland the Sunnybank 6 prospect was a small oil discovery.

The Hill 1 well in the offshore Otway Basin was plugged and abandoned after failing to intersect moveable hydrocarbons. However, as the first well in Santos' deep water trend acreage, Hill 1 has improved geological understanding of this region.

Four high risk non-conventional traps were drilled in the Cooper Basin, one of the wells was cased and suspended and three wells failed to encounter commercial hydrocarbons. While this was disappointing, there is still some potential in trap concepts yet to be tested.

Four wells were drilled and plugged and abandoned in the Carnarvon Basin. Of these, Chiru 1 and Nikol 1 have significantly downgraded the exploration potential of similar play concepts in the Carnarvon Basin. The Montgomery 1 and Ajax 1 exploration wells provided some encouragement for further exploration in the Basin focusing on similar concepts.

Santos drilled four exploration wells in Indonesia. The Titan 1 and Calypso 1 wells encountered large columns which were high in carbon dioxide. The Mangga 1 well failed to intersect commercial quantities of hydrocarbons and Jeruk 1 was still drilling at March 2004.

The Bosavi 1 well in Papua New Guinea was a test in the foreland of the Papuan Basin. The well failed to encounter any hydrocarbons, indicating a lack of oil charge into this part of the basin.

In the United States three exploration wells were drilled in 2003. The Hunt 1 and Dawdy 1 wells were plugged and abandoned and Torres 1 was still drilling at March 2004.

Although the 2003 wildcat program was disappointing, the results followed a highly successful program in 2002. Importantly, last year Santos made progress in adding material opportunities to the inventory and increased the Company's understanding of new frontier exploration areas. These include the deep water Otway Basin and Indonesia.

The exploration portfolio is now more balanced and more diversified with the introduction of new areas.



Sean Douglass and Guy Howard, Company Representatives for Santos, supervising offshore drilling operations.

BUILDING A BETTER AND MORE BALANCED PORTFOLIO

Santos is building a solid platform for growth through exploration.

During 2003 Santos increased its exploration acreage in Australia, Indonesia and the United States, spreading the risk and increasing flexibility.

Santos acquired a considerable amount of potentially high impact exploration acreage in 2003, including new exploration blocks in the:

- Otway, Sorell and Gippsland Basins, offshore Victoria and Tasmania
- Kutei Basin (Papalang and Popodi PSCs) and East Java Basin (Nth Bali 1), Indonesia
- Texas/Louisiana Gulf Coast.

HIGH IMPACT 2004 PROGRAM

In keeping with Santos' strategy to expose investors to significant resource upside, the 2004 exploration program will target a balanced range of low risk and high risk targets.

Santos' 2004 exploration program has a risked resource potential upside of more than 250 million boe with a mean potential of 106 million boe. Most of the expected resources from the program will come from higher risk opportunities as indicated in the diagram below which details a majority of the material prospects.

The 2004 exploration program consists of 23 exploration wells, more than 9,700 kilometres of two-dimensional seismic and 1,000 square kilometres of three-dimensional seismic for a total expenditure of approximately $134 million.

Offshore drilling will be the core focus in Australia.

Santos will drill five offshore wells with two wells in the Otway Basin to address the Amrit and Callister opportunities. Amrit will be drilled in deep water and is primarily regarded as an oil opportunity, although there is also gas potential. Callister has the potential for either oil or gas.

Two wells are planned for the Carnarvon Basin, with the Charlemagne well testing a prospect in the same permit as the Mutineer-Exeter development, and Little Joe evaluating an oil prospect.

In the Bonaparte Basin, Melville 1 will be drilled to address a large gas prospect.

Nine wells are planned for the Cooper Basin. The wells will primarily address stratigraphic gas traps.

This reflects Santos' strategy to seek high impact targets, such as stratigraphic traps, which are located near existing infrastructure.

Additional activity will occur in the Bowen and Surat Basins of Eastern Queensland. Contingent expenditure includes six wells and seismic activity which will be considered in case planned activities are delayed.

Exploration in South East Asia presents Santos with the biggest opportunity to add resources which support the commercial efforts to access Indonesian domestic gas markets.

Santos plans to participate in the drilling of five wells in Indonesia targeting a mix of oil and gas plays.

2004 EXPLORATION PROGRAM



Amrit, Otway
Melville, Bonaparte
Agung, East Java
Papalang, Kutei
Raksasa, Kutei
Nuri, East Java
Pohon, Kutei
Callister, Otway
Charlemagne, Carnarvon
Little Joe, Carnarvon
Prowler, US
Woodbine (1 & 2), US
Homer, Cooper
Cougar, US
MEAN RESOURCE (MMBOE)
LOW
HIGH
CHANCE OF SUCCESS

This diagram is a representative plot of the risk/reward profile of Santos' 2004 23-well exploration program with the more material prospects named. It takes into account the probability of success and the gross unrisked mean (average) resource potential. Moving left to right along the horizontal axis the probability of success increases and moving from the bottom upwards along the vertical axis the gross mean resource increases.

The Nuri gas and oil prospect will be drilled in the Madura Offshore PSC in the East Java Basin, while the Agung prospect will target a gas and oil opportunity in the Nth Bali PSC. Three oil prospects will be drilled in the deep water Kutei Basin – a first for Santos.

In the United States, four gas exploration wells are scheduled to be drilled in the core Frio, Wilcox and Vicksburg trends, with an emphasis on two new-venture play areas in the Upper Texas Gulf Coast.

Geological and geoscience activity will be focused on the current prospects and leads inventory to identify opportunities for drilling in 2005.

Out of the $134 million 2004 total exploration budget, $55 million will be spent in non-producing areas.

BUILDING AN INTERNATIONAL BUSINESS

Santos is working to build a portfolio of assets that can provide long-term growth over the next five to 10 years. With that objective in mind, Santos has focused on the Middle East and North Africa. These areas have large proven and prospective hydrocarbon potential.

The selected areas have a natural fit with Santos' existing skills, including operating in desert environments and the management of complex reservoir systems.

Many of these areas are in a state of significant regulatory change with respect to their foreign investment laws, fiscal regimes and access to previously protected hydrocarbon assets. Consequently, there are many opportunities for Santos, ranging from wildcat exploration to field rejuvenation through a variety of contractual and deal structures.

Santos is currently awaiting the outcome of two bid submissions: an oil development opportunity in the Middle East and a multiple exploration and development project onshore North Africa.

Another illustration of Santos' activities is the work on a new study area in Iran, which commenced in late 2003 jointly with the National Iranian Oil Company. The area, located in the world-class Zagros petroleum system, is highly prospective. The joint study approach provided a low-cost means to build knowledge, reputation and trust.

In 2004, new ventures expenditure totals $10 million.


SANTOS 2004 WILDCAT EXPLORATION
Pacific Ocean
Kutei Basin
3 wells
East Java Basin
2 wells
Onshore Texas
Gulf Coast
4 wells
Bonaparte Basin
1 well
Darwin
Carnarvon Basin
2 wells
Cooper Basin
9 wells
Brisbane
Indian Ocean
Perth
Adelaide
Sydney
Canberra
Melbourne
Otway Basin
2 wells
Hobart
0
1000
kilometres

2004 EXPLORATION BY EXPENDITURE
($ million)


$10 million
$18 million
$33 million
$74 million
Drilling
Geoscience and other
Seismic
New ventures

2004 EXPLORATION DRILLING EXPENDITURE
(%)


14%
16%
40%
Offshore Australia
SE Asia
USA
Onshore Australia

EXPANDING SANTOS' BUSINESS

Santos has four growth levers: exploration, production optimisation, acquisitions and gas commercialisation.

While all four levers will not deliver every year, top quartile companies aim to maximise opportunities so that every lever has the best possible chance of success.

For Santos, exploration delivered in 2001 and 2002 and production optimisation delivered in 2001, 2002 and 2003.

In 2003 Santos achieved the best results in gas commercialisation since the 1970s by adding up to 510 PJ (net) of new gas contracts. Gas commercialisation and successful field appraisal delivered new projects and significant reserve additions.

PROJECTS FOR GROWTH

At the beginning of 2001, Santos only had two new projects on its growth plan: Bayu-Undan liquids and Scotia.

Santos is now targeting commencement of six new projects by 2006:

- Bayu-Undan LNG
- Mutineer-Exeter
- John Brookes
- Oyong
- Maleo
- Casino.



Bayu-Undan drilling and production platforms.

ACHIEVING MILESTONES IN FLAGSHIP PROJECTS

Santos invested $519.0 million in the 2003 delineation and development program to meet its production target and to advance the development of new projects.

Investment capital was directed towards the key flagship projects that will deliver future growth. Mutineer-Exeter and Bayu-Undan LNG achieved final investment approval during the year - both significant milestones in Santos' growth platform.

BAYU-UNDAN DELIVERS FIRST PRODUCTS

Santos and its partners made considerable progress on the Bayu-Undan development during the year. All facilities are now installed offshore for the Stage 1 gas recycle project and work formally commenced in June 2003 for the Darwin LNG and pipeline projects, after all agreements in relation to the projects were completed.

These projects will see liquids production only nine years after the discovery of Bayu-Undan in 1995 and gas production only 11 years from discovery.

Considering the complexity of the facilities for the gas recycle project, the unitisation of two production sharing contracts, the emergence of Timor-Leste (formerly known as East Timor) as a nation and a greenfields LNG development, this is, by any standard, a top-class performance.

A majority of the development wells have now been drilled, with most achieving results better than planned. The production platforms and the Floating Storage Offtake vessel were commissioned and sailed into place ready for the commencement of gas reinjection and the final commissioning of all facilities which will allow a ramp-up in liquids production from April 2004.

Santos joined the world LNG market after the Timor Sea Designated Authority signed final approvals for the giant Bayu-Undan LNG gas development in June 2003. This project, involving Timor-Leste and Australia, will be the first cross-border LNG project in the region and the second LNG project in which Australia is involved.

The LNG development is the second stage of Bayu-Undan and is estimated to cost around US$1.5 billion. The LNG stage is underpinned by a binding Heads of Agreement with the Tokyo Electric Power Company and Tokyo Gas Company for three million tonnes per annum of LNG for 17 years, commencing in early 2006.

In connection with this gas commercialisation, a portion of each joint venture partners' interest in Bayu-Undan was divested to allow the LNG customers to participate in the project. This resulted in a 10.64% Santos working interest.

The LNG project will add more than three million boe to Santos' annual production and, combined with the liquids project, will increase total revenue from Bayu-Undan to more than $30 billion over the life of the project.

As at the end of February 2004, the pipeline project was 28% complete, while the construction of the LNG facility in Darwin was 25% complete.

Three other milestones achieved recently were:

- first pre-commissioning gas from the Bayu-Undan field in December 2003
- 1,000 metric tonnes each of propane and butane were loaded onto the Liberdade FSO vessel to pre-cool the LPG storage tanks in advance of LPG production from the field



MUTINEER-EXETER SCHEMATIC



Offtake Tanker
FPSO
Wellhead & Trees
Oil Import Risers
& Control/Power
Umbilicals
Mutineer Field
Flow Boost
- Mudline Pumps
- Electric Submersible Pumps
Exeter Field
Mooring System
Subsea Production
Equipment

- first liquids production in February 2004 representing the first saleable product from the project.

MUTINEER-EXETER APPROVED

The Mutineer-Exeter joint venture gave the final go-ahead for the development of the oil fields in the Carnarvon Basin, offshore Western Australia, in October 2003. There has been a great deal of activity on this project throughout the year which was 25% complete at the end of February 2004. Government approval has also been given with the formal offer of a production licence.

Mutineer-Exeter will be developed using a Floating Production and Storage Offloading (FPSO) facility with subsea production manifolds at each of the fields. The FPSO facility is designed to accommodate production of 100,000–120,000 barrels of oil per day, with provision for a gross liquids throughput of up to 140,000 barrels of liquid per day.

Key milestones during 2003 included the awarding of a service contract with MODEC for the FPSO vessel. Contracts were also let for the supply of the seabed and downhole booster pumps and their associated power and control umbilicals.

The subsea flowline and riser scope was let under an Engineer, Procure, Install and Commission contract. After project sanction, the definition engineering design was stepped up to full detail design.

Purchase orders have been placed for long-lead equipment and MODEC has purchased the tanker, MT Fairway, which is being converted. Drilling activities are ongoing with all support and service contracts established and operational.

The 10-month development drilling campaign commenced in February 2004.

Initial development drilling will include up to five wells at Mutineer and up to two wells at Exeter. Provision will be made for up to nine wells at Mutineer and five wells at Exeter in total. These wells will be drilled horizontally through the reservoirs for up to 500 metres, to aid recoverability.

Additional near-field drilling opportunities have been identified and evaluated for future exploitation. If successful, these wells could be tied in to the planned facilities and extend field life.

Production from the fields is on schedule to commence in mid 2005, with initial production forecast to be at a daily rate of 70,000 to 80,000 barrels of oil per day, building up to 100,000 barrels per day.

Total production is forecast to be around 13.8 million barrels in 2005 and approximately 35 million barrels in 2006, based on currently estimated Proven plus Probable reserves (2P) of 101 million barrels of oil. The fields are estimated to have a production life of around seven years.

Oil production from Mutineer-Exeter will give Santos a significant boost in oil production and revenue. Santos' share of peak oil production from Mutineer-Exeter in 2006 will be comparable with its total oil production from all fields in 2003 of 11 million barrels.

Total capital expenditure for the Mutineer-Exeter development is $480 million; Santos' share of this development is 33.4%.

REPLENISHING THE CONVEYOR BELT

In addition to the Bayu-Undan and Mutineer-Exeter commissioned projects, Santos has several growth projects close to commission.

PROMISING OUTLOOK FOR CASINO FIELD

In September 2003 Santos announced a groundbreaking long-term gas contract with TXU Australia to sell gas from the Casino field. This contract secures the go-ahead of the Casino development giving Santos its first offshore operated project in southern Australia.

The contract was conditional on the results of the Casino 3 appraisal well, the confirmation of economic reserves for the Casino field and regulatory approvals.

The Casino gas field, discovered in September 2002, is located about 29 kilometres south-west of Port Campbell and 250 kilometres south-west of Melbourne.

The contract is for the supply of gas from 2006 extending through to 2017. TXU has agreed to purchase up to 293 PJ of gas with an option to purchase, or an obligation to process, up to an additional 200 PJ, resulting in a possible gross contract quantity of up to 493 PJ.

The successful production test of the Casino 3 well means that Santos and its joint venturers can now finalise reservoir modelling and commence detailed project engineering with a view to first production in 2006.

OYONG AND MALEO AGREEMENTS SIGNED

Another key focus area for future growth is Santos' Indonesian operations. Santos made two sizeable gas discoveries in East Java in the past two years, both of which are well advanced towards being commercialised.

A key driver in the development of these fields has been the growing demand for gas for electricity generation in Indonesia.

Santos signed a Gas Sales Agreement with PT Indonesia Power in July 2003 for the entire gas reserves of the Oyong field. A key condition was the implementation of satisfactory payment security arrangements for the gas.

The Oyong development concept involves an offshore wellhead platform supporting three oil wells and two gas wells and a dedicated 55-kilometre multiphase pipeline to an onshore gas processing and liquids separation facility adjacent to the Grati power station.

Gas production will be 40–60 mmscfg/d at the seller's option and will be designed to optimise oil production and recovery. Total field Proven plus Probable reserves (2P) are estimated to be 128 billion cubic feet of gas and 8.3 million barrels of oil.

First gas production is expected to occur before the end of 2005.

The other Indonesian project is the Maleo gas field. In January 2004, Santos signed a Heads of Agreement with PT Perusahaan Gas Negara for the sale of the entire reserves of the Maleo field. Maleo is a dry gas accumulation in the Madura Offshore PSC which is located seven kilometres from the underutilised East Java Gas Pipeline that supplies customers in Surabaya, East Java.

The resource range for the field is estimated to be 160–337 billion cubic feet. Based on Proven plus Probable reserves (2P), the field can support a plateau production rate of 100 mmscfg/d from three wells for at least six years.

An innovative field development concept is envisaged, using a converted jack-up rig or barge as a Mobile Offshore Production Unit. This means that the first gas could be delivered in the second half of 2005.

The Maleo field is expected to be developed in record time, taking approximately three years from discovery to first gas. This is due to the strong support from the Indonesian Government regulator, BPMIGAS, the Ministry of Energy and Mineral Resources and the commitment of Santos, its joint venturers and PT Perusahaan Gas Negara.

Final development of the field depends on regulatory and joint venture approvals and satisfactory payment security arrangements for the gas.

DEMAND FOR INDONESIAN GAS

Despite the impact of the Asian economic crisis in the 1990s and political instability, year-on-year electricity demand has not fallen in Indonesia over the past 20 years.

Gas demand is rising rapidly, particularly for peaking power generation where it displaces more expensive imported fuels.

In 2005, the gas supply shortfall in East Java will be approximately 300 million cubic feet per day based on total demand of approximately 650 million cubic feet of gas per day. This indicates there is a clear window of opportunity for Santos' Oyong and Maleo gas discoveries, especially as the two fields will be competitive in terms of development cost and time to first gas.

JOHN BROOKES EXPANDS WESTERN AUSTRALIAN OPTIONS

Significant progress was made towards the development of the John Brookes gas field in Western Australia, following the drilling of two successful appraisal wells, Thomas Bright 1 and Thomas Bright 2, which provided greater confidence in the reserve estimate for the field.

The gross Proven plus Probable reserves (2P) for the field are now estimated to be 785 PJ, while the Proven, Probable plus Possible

reserves (3P) estimate is in excess of 1,000 PJ.

Santos also increased its equity in John Brookes from 28.75% to 45% by acquiring part of ExxonMobil's share and part of Encana's interests in the field. The ownership of the field is now Santos 45% and Apache Energy 55% (operator).

Importantly, these transactions aligned the equities held by Santos and Apache in the East Spar and John Brookes fields and positions these parties for the long-term dovetailing of production from these fields, along with continuation and expansion of gas sales from Varanus Island.

The signing in late 2003 of a Letter of Intent with Newcrest Mining to provide gas to the Telfer gold mine underpins the proposed development of the field.

Work on the development plan for John Brookes will now be completed, with project sanction achieved in the first quarter of 2004 and first production in mid 2005.

The development concept is for an unmanned wellhead platform in 45 metres of water with a single, three-phase export pipeline to the Varanus Island gas plant. The design will allow for maximum production of 240 TJ per day. The gross total initial cost to develop the field is estimated to be $189 million.

NORTHERN ASSETS WELL PLACED

The commercialisation of Bayu-Undan and the construction of an LNG plant in Darwin could lead to further opportunities for gas developments in the Timor/Bonaparte area. Santos is well placed to take advantage of this with its assets off the north coast of Australia.

Key projects that can deliver growth for Santos beyond 2007 are the Petrel-Tern and Evans Shoal gas fields.

Santos continued to increase its understanding of the Petrel-Tern resources during 2003. A field development plan was put in place and marketing of the gas has intensified.

The Petrel and Tern fields are located in the Bonaparte Basin. Santos is the operator and holds a 95% interest in Petrel and 100% interest in Tern. The two fields have a combined recoverable resource estimate of 1.4 trillion cubic feet of gas (270 million boe).

A number of domestic gas customers have been identified and Santos' target is to develop the fields by 2008.

Potential capital required for a 65-PJ-per-annum development of the field is in the order of $1 billion. The combined fields have an expected field production life of 25 years.

Santos is also operator with a 40% interest in the significant Evans Shoal gas field. The field is in 100 metres of water and is located 320 kilometres from Darwin.



Casino 3 production test, offshore Otway Basin.

MAKING THE RIGHT DECISIONS

Santos had an active year in portfolio management, divesting a number of non-core assets, relinquishing old and acquiring new acreage and acquiring new or increased interests in existing operations.

DIVESTMENTS

During the year Santos sold its remaining interest in Oil Company of Australia to Origin Energy in an off-market takeover bid. Santos had held over 14.7 million shares in OCA since 1987. The proceeds from the sale were $62.4 million.

Under an equity realignment agreement, the Bayu-Undan joint venture partners agreed to sell a 10% stake in the project to LNG customers, Tokyo Electric Power Company and the Tokyo Gas Company. Santos subsequently sold a 1.19% interest resulting in an ongoing holding of 10.64%.

Santos also sold the subsidiaries holding its 61.1% operated interests in the Bentu and Korinci-Baru PSCs in central Sumatra, Indonesia. Santos decided to divest these subsidiaries as the interests were not considered to be in line with the company strategy of focusing its Indonesian activities in East Java.

In the United States two small shallow gas fields, Cuatro de Julio and Papalote, outside of the core trends were divested.

INCREASED INTERESTS

During the year Santos increased its interest in WA-214-P, containing the John Brookes discovery, to 45% and relinquished exploration permits WA-298-P and EP 325-P. Santos also awarded interests in three exploration licence areas in the offshore waters of Western Australia including WA-338-P in the Browse Basin and WA-339-P in the Houtman Basin. This is Santos' first Houtman Basin acreage.

Santos continued to expand its interests in South East Asia by securing a 20% non-operated interest in two deep water exploration permits in offshore Indonesia. The Popodi and Papalang PSCs are located in the deep water part of the Kutei Basin. Santos was also awarded a 100% interest in the Nth Bali 1 PSC located east of Java and north of the island of Bali. This block is located close to Santos' existing exploration permits that contain the Oyong and Maleo discoveries.

Santos acquired a 100% interest in WA-274-P in the Browse Basin, offshore Western Australia, from a subsidiary of Genting Berhad. The permit is in moderate water depths and is adjacent to other Santos acreage in the Browse Basin.

ACQUISITIONS

Santos' acquisition of Globex Far East Pty Ltd for US$15.8 million increased its interest in the Stag oil field from 54.166% to 66.667% and provided new exploration acreage in the Carnarvon Basin. The new blocks are WA-15-L containing the producing Stag oil field (+12.5%); WA-246-P containing the Corvus gas discovery (+15%); and WA-209-P containing the Reindeer gas discovery (+19%).

Santos has been a participant in the Stag field since its discovery by the Stag 1 exploration well in June 1993. Initial field production started in May 1998 with a peak rate of 30,000 barrels of oil per day reached in August 2000.

The acquisition increases Santos' share of estimated oil production from Stag in 2003 by 0.3 million barrels and in 2004 by 0.5 million barrels. It also increases Santos' participation in Carnarvon gas opportunities through the acquisition of Corvus and increased Reindeer gas interests.

The sale of non-core assets and controlled entities yielded cash proceeds of $130.4 million, with a total gain on sale of $59.6 million.

REPLACING EVERY BARREL WITH A MORE VALUABLE ONE

Santos added a record 80 million boe of Proven reserves (1P) or 148% of 2003 production.

This was the second year of increases in Proven reserves since Santos started reporting them at the end of 2001. Proven reserves at the end of the year, after 54.2 million boe of production and after divestments, were 338 million boe, compared with 312 million boe at the end of 2002.

Proven reserves are used internationally, especially in the United States, to measure the resource base of an exploration and production company, but in Australia gas contracts and depletion changes are based on Proven plus Probable reserves. To bring Santos in line with international best practices, the Company will also measure its performance against Proven (1P) and Proven plus Probable (2P) reserve additions.

The increase in Proven reserves was largely driven by:

- 69 million boe from gas commercialisation with the go-ahead for the Bayu-Undan LNG project in the Timor Gap, the commercialisation of the Casino gas field offshore southern Victoria and the John Brookes gas field offshore Western Australia
- 6.5 million boe revision adds, reflecting positive reservoir performance, appraisal/development activity in onshore Australia and appraisal of the Casino and John Brookes fields
- 14 million boe from the acquisition of an additional interest in the Stag oil field and the John Brookes gas field, offshore Western Australia.

This was offset by the reduction of 10 million boe from Santos' sell-down of its Bayu-Undan interests to the Bayu-Undan customers, the Tokyo Electric Power Company and Tokyo Gas Company.

A forward-looking measure of the health of Santos' reserves portfolio is finding and development costs (FDC). Santos achieved a good result in 2003 with FDC for Proven reserves reducing to US$5.62 per boe and US 97 cents per million cubic feet equivalent, placing Santos in the top quartile of exploration and production companies. This is important as the lower the FDC measure, the less operating cash flow is required to replace production.

Santos had mixed results in Proven plus Probable reserves during the year, declining from 710 million boe at the end of 2002 to 636 million boe at the end of 2003 (on a net entitlement basis). Additions were contributed by gas commercialisation (25 million boe) and acquisitions (24 million boe).

Reductions resulted from production, divestments of the Bentu and Korinci Baru PSCs in Indonesia and a portion of the Santos' interest in Bayu-Undan (40 million boe), the reclassification of 2P reserves in the Reindeer field (booked prior to 2001) and field revisions in the Cooper Basin, East Spar and in the United States (29 million boe).

In the Cooper Basin, reserve revisions largely related to future production from low permeability gas reservoirs that were not expected to be produced for 10 to 15 years. This has not affected value but has adversely impacted the annual depletion charge as the 2P depletion pool has been reduced.

In the East Spar gas field, worse-than-expected field performance and disappointing development drilling led to the reserves decrease.

In the United States the decline in reserves largely relates to drilling results in the Runnells field where more complex faulting and a higher gas-water contact was encountered, leading to a decline in the field's reserves.

Santos has an active and comprehensive delineation and development program in the Cooper Basin and East Spar gas field to address the decline in 2P field reserves.

Contingent Resources (best estimate) increased from 1,233 million boe to 1,450 million boe, largely as a result of including coal seam methane resources in Eastern Queensland.

NET ENTITLEMENT ADJUSTMENTS

Reflecting the increasing share of the reserves in Production Sharing Contracts (PSCs) in Timor-Leste and Indonesia, Santos is reporting and has adjusted its reserves in PSCs on a net entitlement basis for the first time for both year end 2002 and 2003. This is consistent with international industry practice.

Governments are entitled to a share of PSC production, taken either in kind or as a payment. Accordingly, a company's net entitlement to production is lower than its working interest in a permit. For comparison purposes, 2002 reserve estimates also have been adjusted to a net entitlement basis.

[redacted]ROBABLE RESERVES (SANTOS SHARE) BY ACTIVITY

	Sales gas (incl. ethane) PJ	Crude oil mmbbl	Condensate mmbbl	LPG '000 tonnes	Total mmboe
[redacted]es year end 2002[1]	2,954	113	57	4,185	710
[redacted]	-222	-11	-3	-241	-54
[redacted]	3	0	0	0	0
[redacted]n	148	0	0	3	25
[redacted]estments	-84	3	-3	-179	-16
[redacted]	-129	-3	-3	-163	-29
[redacted]es year end 2003	2,670	102	48	3,605	636

[redacted]ROBABLE RESERVES (SANTOS SHARE) YEAR END 2003 BY AREA

[redacted]

[redacted]	Sales gas (incl. ethane) PJ	Crude oil mmbbl	Condensate mmbbl	LPG '000 tonnes	Total mmboe
[redacted]	1,218	22	16	2,044	264
[redacted]n Territory	155	3	1	0	31
[redacted]rn Territory	263	1	23	1,387	79
[redacted]and	269	0	0	22	47
[redacted]lia	230	0	2	152	43
[redacted]alia	432	72	5	0	149
[redacted]	0	1	0	0	1
[redacted]	48	3	0	0	11
[redacted]	55	0	1	0	11
[redacted]	2,670	102	48	3,605	636

[redacted]TOS SHARE)

[redacted]

	Year End 2002[1]	Production	Revisions	Expl/Appr Acq Adds	Year End 2003
[redacted]	312	-54	7	73	338
[redacted]bable (2P)	710	-54	-29	9	636
[redacted]ources (Best Estimate)	1,233	–	239	-22	1,450

[redacted] 'net entitlement' basis.

[redacted]ERVES

[redacted]place an evaluation and [redacted]ess that is in line with [redacted]ndustry practice and is in [redacted]mity with reserves definitions [redacted]lassification systems [redacted]he Society of Petroleum [redacted]), World Petroleum Congresses [redacted]-American Association of [redacted]logists (AAPG). The [redacted]ed are consistent with the [redacted]of the Australian Stock [redacted](ASX).

Reserves are defined as those quantities of petroleum which are anticipated to be commercially recovered from known accumulations from a given date forward. Santos reports reserves net of the gas required for processing and transportation to the customer. Reserves reported are based on, and accurately reflect, information compiled by full-time employees of the Company who have the requisite qualifications and experience prescribed by the ASX Listing Rules.

EXTERNALLY REVIEWED BOOKING PROCESS

Santos' reserves processes and procedures were reviewed by independent expert, Gaffney, Cline & Associates, and found to be 'appropriate to providing robust estimates of Santos' reserve position in accordance with international industry practice'.

INTEGRATING THE PRINCIPLES OF SUSTAINABILITY

In late 2002 Santos established a Sustainability Stewardship Group following the completion of a study which detailed Santos' position in relation to a wide range of sustainability criteria.

This group has the responsibility of guiding Santos' sustainability agenda and, using the findings of the study, has set out a number of priorities relating to management systems, policies and measurement that became the focus for activities in 2003.

MANAGEMENT SYSTEMS

In 2003 Santos completed the framework for a company-wide Environment, Health and Safety Management System based on the ISO 14001 standard and AS 4801. It has been designed to ensure consistent standards for employees and contractors across all Santos operations and activities. The system incorporates industry best practice and details 17 management standards and more than 30 hazard standards.

External audited assessments to determine the level of compliance with these standards at major operating sites was undertaken in order to create a baseline from which opportunities to improve performance can be identified and acted upon.

SUPPLY CHAIN MANAGEMENT

A Supply Chain Management Program was established and significant work was undertaken on material management processes, material sourcing, recycling, reuse, and ensuring that suppliers have acceptable policies related to environmental and social impacts.

FORMALISING POLICIES

Long-established principles of operation which have been intrinsic to the way Santos does business have been formalised. Work in this area has included the completion of a draft Human Rights Policy, a draft Code of Business Ethics, a Policy on Greenhouse and Climate Change and continuing work on writing an Indigenous Policy for Australian operations. It is expected that these policies will be finalised during the course of 2004.

MEASUREMENT SYSTEMS

Work in this area has focused on refining existing processes and creating new systems of measurement and monitoring for:

- greenhouse gas emissions
- energy consumption and intensity
- produced formation water
- fresh water use
- solid waste to landfill
- hazardous wastes
- land disturbance and rehabilitation.

The information will be used to improve operating efficiencies, minimise waste and improve recycling and reuse.

IMPROVED SAFETY PERFORMANCE

Santos' 2003 improvement target for safety performance was achieved with a total recordable case frequency rate (TRCFR) of 7.2 compared to 9.0 for 2002.

SANTOS TOTAL RECORDABLE CASE FREQUENCY RATE
(TRCFR)



20
15
10
5
0
TRCFR (per million hours worked)
'99
'00
'01
'02
'03
Employee
Contractor
Combined

This result incorporates both employee and contractor performance and Santos continues to work closely with contract service providers with a view to jointly improving performance in this area.

Both the performance of Santos employees and contractors contributed to this improvement, with Santos employees recording a TRCFR of 4.5 and contractors 10.5, down from 5.2 and 13.1 respectively in 2002.

Santos' safety vision is that 'We all go home from work without injury or illness' and the Company remains committed to continually improving its safety performance.

EMPLOYEE PERCEPTIONS

Santos commissioned the National Institute of Labour Studies to conduct a survey of employee perception in the area of environment, health and safety.

The survey reports on 11 categories and Santos scored favourably in a number of areas. Importantly, Santos employees perceived that the workforce addressed environment, health and safety issues in an open and positive way.

Employees also expressed the view that a high degree of concern for environmental issues was demonstrated by the leadership team and that the Company promoted safety behaviour as being a whole-of-life issue and not specifically confined to the workplace.

The least favourable result related to the areas of managing change and the relevance of safety procedures, although an improvement was recorded in this area over results of the survey conducted in 2001.

Overall, in comparing survey results from 2001, improvements were recorded in nine categories including Systems and Processes, Incident Reporting and Investigation, Communication, Environmental Commitment, Leadership and Risk Assessment.

The data obtained from this survey will be used as a resource for future planning.

CREATING A SINGLE EHS SYSTEM

During 2003, the various business unit environmental management systems were integrated to create a single Environment, Health and Safety Management System that applies to all Santos operations.

The new system is in the process of being incorporated into the work systems and put

into practice at all operating and office locations, in a program that is designed to ensure that all employees and contractors are aware of their responsibilities and the standards they are required to work to.

PIPELINE REFURBISHMENT

Santos' oil spill prevention strategy continued to be a major focus in 2003 and there has been a marked reduction in the number of small (less than 0.2 cubic metres or 200 litres) oil spills. The oil spill at Lytton which is referred to in the Managing Director's Review was a deeply regrettable incident and a significant effort has been made to understand the cause of the spill and to change the way Santos operates to minimise the risk of this type of incident occurring again

Intelligent 'pigging' has been employed extensively throughout the Cooper Basin to identify any potential risks in the pipeline gathering system. Risks that were identified through this process have been addressed.

OFFSHORE EXPLORATION ACTIVITIES

Santos' exploration activities in offshore petroleum provinces has increased over the past two years and it is apparent that there is a lack of information about the potential impacts of marine noise on various species, including whales and dolphins.

In order to better understand the potential impacts of these activities Santos has worked in partnership with Curtin and Deakin universities to increase the body of knowledge in this area.

In this regard Santos has been able to incorporate data gathering into exploration activities which has provided valuable information about the behaviour and presence of certain species including Blue Whales in the Southern Ocean.

WASTE MANAGEMENT

Improved systems to measure, better manage and minimise waste volumes were introduced during the year with a focus on reusing and recycling waste.

A new waste management contract to cover the whole of the Cooper Basin was established with a specialist service provider and with specific improvement targets put in place including reducing hard waste to landfill, recycling and hazardous waste reduction.

EMPLOYEE DEMOGRAPHICS

In 2003 the total number of permanent employees at Santos was 1,700. Of this population 10% were geoscience specialists, 15% engineering specialists, 40% worked in operations and 35% were employed in corporate and business services.

Employee-initiated staff turnover was 6% in 2003, continuing an improvement trend in this measure of organisation stability.

PERFORMANCE MANAGEMENT SYSTEM

Over the past two years considerable effort has been made in developing a system that accurately measures the performance of the organisation.

Performance review results show that employees are focused on the outcomes that deliver on Santos' business targets and collectively individual performances have exceeded expectations.

A further indication of employees' willingness to grow and develop was the level of participation in a voluntary Individual Development Review process.

More than 1,000 employees used this process to identify their strengths and weaknesses and plan their future development needs and aspirations.

SUPPORTING COMMUNITIES

During the year Santos contributed to a broad range of organisations and events as part of the Company's program of activities recognising the obligation to the communities we belong to.

In 2003 Santos' partners included the Adelaide Symphony Orchestra, Queensland Art Gallery, Art Gallery of South Australia, the Lloyd McDermott Foundation and Trees Please.

Among the highlights in 2003 were the sponsorship of the Clifford Possum Retrospective at the Art Gallery of South Australia and Seeing the Centre: The Art of Albert Namatjira at the Queensland Art Gallery.

Santos' sponsorship of both of these exhibitions reflects the Company's involvement in the gas fields of Mereenie and Palm Valley in the Amadeus Basin in central Australia.

This is the country where both Clifford Possum and Albert Namatjira lived and worked and, while there are vast differences in their artistic expression, both artists have enriched the lives of many people throughout the world through the art they have created.

During the year Santos published a new book, Hans Heysen: Artist, Conservationist, Visionary. The proceeds of the book supports the activities of Trees Please as they work to restore the vegetation on the property The Cedars, the former home and studio of the late artist Sir Hans Heysen which is located in Hahndorf in South Australia.

FURTHER REPORTING

Later this year Santos intends to publish a more detailed Sustainability Review which will provide detail on a number of sustainability performance indicators that are relevant to the oil and gas industry.

CORPORATE GOVERNANCE

CORPORATE GOVERNANCE STATEMENT

The purpose of this statement is to provide details of the main corporate governance practices the Company had in place during the past financial year.

SANTOS' APPROACH TO CORPORATE GOVERNANCE

The Board of Santos Limited is committed to good corporate governance and to this end has had in place for a number of years formal guidelines recording the Board's policy on: Board composition and appointment of chairman; Board membership and attendance; the appointment and retirement of Directors; independent professional advice; compensation arrangements; external auditors; risk management; and ethical standards. Except where otherwise indicated, references in this statement to the "Board guidelines" are to the formal guidelines in force during the past financial year and as at 30 March, 2004. The Board guidelines are reviewed by the Board on an annual basis and as required.

COMPLIANCE WITH THE ASX BEST PRACTICE RECOMMENDATIONS

The Corporate Governance Statement appearing in the Company's 2002 Annual Report indicated that the Company would, in future years, report against the then unpublished best practice recommendations of the ASX Corporate Governance Council ("ASX Best Practice Recommendations"), notwithstanding that this requirement does not arise for the Company until 2005.

Following publication of the ASX Best Practice Recommendations, the Company assessed its existing corporate governance practices for compliance with those Recommendations. The assessment was that, other than as to matters of form, the Company's existing practices complied in substance with the ASX Best Practice Recommendations, with one exception. That exception related to the provision of retirement benefits to non-executive Directors, which benefits are provided pursuant to agreements approved by shareholders at the 1989 Annual General Meeting. As foreshadowed in the Company's 2002 Annual Report, and prior to publication of the ASX Best Practice Recommendations, the matter was being reviewed by the Remuneration Committee of the Board and, as reported at page 40 of this Report, those benefits are to cease on 30 June, 2004 and benefits accrued to that date are to be held by the Company and paid on retirement. Consequent upon such cessation, it will be necessary to review Directors' fees.

In this Statement, the Company's relevant governance practices are cross referenced to the ASX Best Practice Recommendations.

BOARD OF DIRECTORS AND ITS COMMITTEES

The Board is responsible for the overall corporate governance of the Company including its strategic direction and financial objectives, establishing goals for management and monitoring the attainment of these goals.

The Board's responsibilities as to: the provision of strategic direction and oversight of management; corporate governance; the selection and evaluation of, and succession planning for, Directors and executive management; the remuneration of Directors and executive management; the approval of, and monitoring of financial performance against, corporate budgets; the approval of delegations of authority to management; ethical standards and codes of conduct; and the integrity of risk management strategies and controls; are referred to in this Statement, together with those responsibilities delegated by the Board to management for: implementing corporate strategies; maintaining and reporting on effective risk management, including safety and plant integrity; and developing for Board approval and operating under approved budgets and written delegations of authority. *(ASX Best Practice Recommendations 1.1 and 2.5)*

To assist in the effective execution of its responsibilities, the Board has established a number of Board Committees including a Nomination Committee, a Remuneration Committee, an Audit Committee, a Finance Committee and an Environmental and Safety Committee. All Committees are chaired by, and comprised only of, non-executive independent Directors, except for the Environmental and Safety Committee, which includes the Managing Director as a member. The Board guidelines prescribe that the Board is to meet at least eight times a year, including a strategy meeting of two days duration. The number of meetings of the Board and of each of its Committees and the names of attendees at those meetings are set out on page 38 of this Annual Report. Board Meetings are structured in two separate sessions, without management present for one of those sessions.

All current non-executive Directors, including the Chairman, are considered to be independent Directors, as defined in the 2002 guidelines of the Investment and Financial Services Association Limited and are assessed by the Board on an individual basis to be independent for the purposes of the ASX Best Practice Recommendations, which assessment includes consideration of each Director's capacity to bring independence of judgment to Board decisions. In this context, as mentioned below, Directors are required to promptly disclose their interests in contracts and other directorships and offices held and the Board guidelines prescribe that nomination for re-election as a Director is subject to review and support by the Board and that there should be appropriate circumstances justifying re-election after a specified period of service as a Director. *(ASX Best Practice Recommendations 2.1 and 2.5)*

COMPOSITION OF THE BOARD

The names and details of the skills, experience, expertise, qualifications, age, special responsibilities, term of office, attendance at Board and Committee Meetings and shareholdings of each Director of the Company are set out on pages 33 and 38 of this Annual Report.

The composition of the Board is determined in accordance with the Company's Constitution and the Board guidelines including: the Board is to comprise a minimum of five and a maximum of ten Directors (exclusive of the Managing Director); the Board should comprise a substantial majority of non-executive Directors; there should be a separation of the roles of Chairman and Chief Executive Officer of the Company; and the Chairman of the Board should be a non-executive Director. Currently, the Board, including the Chairman, comprises seven independent non-executive Directors and one executive Director. *(ASX Best Practice Recommendations 2.1, 2.2 and 2.3)*

Under the Board guidelines, it is the responsibility of the Nomination Committee to devise the criteria for, and review membership of, and nominations to, the Board. The primary criteria adopted in selection of suitable Board candidates is their capacity to contribute to the ongoing development of the Company having regard to the location and nature of the Company's significant business interests and to the candidates' age and experience by reference to the age and diversity of experience of existing Board members. *(ASX Best Practice Recommendation 2.5)*

When a Board vacancy exists or where it is considered that the Board would benefit from the services of a new Director with particular skills, the Nomination Committee has responsibility for proposing candidates for consideration by the Board and, where appropriate, engages the services of external consultants.

Prior to appointment, each Director is provided with a letter of appointment which, inter alia, encloses a copy of the Company's Constitution and of the Board guidelines (including therefore each of the arrangements and requirements referred to in this Statement as being contained in the Board guidelines). Additionally, the expectations of the Board in respect to a proposed appointee to the Board and the workings of the Board and its committees are conveyed in interviews with the Chairman and induction procedures include access to appropriate executives in relation to details of the business of the Company. Directors are required to promptly disclose their interests in the Company's securities, contracts and other directorships or offices held and to comply with the Company's Guidelines for Dealing In Securities (refer below).

The Board guidelines include procedures for providing Directors with all relevant information and familiarity with the Company's major centres of operation.
(ASX Best Practice Recommendations 1.1 and 8.1)

Under the Company's Constitution approximately one-third of Directors retire by rotation each year and Directors appointed during the year are required to submit themselves for election by shareholders at the Company's next Annual General Meeting. The Board guidelines prescribe that Directors are to retire at the first Annual General Meeting after reaching the age of 72 years and not seek re-appointment.

The Board guidelines provide: that non-executive Directors are to be appointed on the basis that their nomination for re-election as a Director is subject to review and support by the Board and that there should be appropriate circumstances justifying re-election after a specified period of service as a Director; and that the contribution of the Board and of individual Directors are the subject of formal review and discussion on a biennial and annual basis, respectively. The biennial review of the Board and of its Committees was conducted by an independent consultant in 2003. Performance evaluation of key executives is undertaken on a quarterly and annual basis by the Managing Director and summarised in presentation to the Remuneration Committee of the Board, both specifically for determination of remuneration and generally in relation to management succession planning for review by the Board.
(ASX Best Practice Recommendations 2.5 and 8.1)

The role of the Nomination Committee is documented in the Board guidelines and in a separate Charter, recently approved by the Board. The Chairman of the Board is the Chairman of the Nomination Committee. The current members of the Nomination Committee, all of whom are independent non-executive Directors, are Mr S Gerlach (Chairman), Mr P C Barnett and Mr F J Conroy.
(ASX Best Practice Recommendations 2.4 and 2.5)

INDEPENDENT PROFESSIONAL ADVICE

The Board guidelines set out the circumstances and procedures pursuant to which a Director, in furtherance of his or her duties, may seek independent professional advice at the Company's expense. Those procedures require prior consultation with, and approval by, the Chairman and assurances as to the qualifications and reasonableness of the fees of the relevant expert and, under normal circumstances, the provision of the expert's advice to the Board.
(ASX Best Practice Recommendation 2.5)

REMUNERATION

The role of the Remuneration Committee is documented in a Charter, approved by the Board, which Charter prescribes that the Committee must consist of at least three non-executive Directors.

The Remuneration Committee is responsible for reviewing the remuneration policies and practices of the Company including: the compensation arrangements for the Managing Director and senior management; the Company's superannuation arrangements; employee share and option plans; and, within the aggregate amount approved by shareholders, the fees for non-executive members of the Board. Further information on these matters is set out in the Remuneration Policy Statement (refer below) and in the Directors' Statutory Report at pages 39 and 40 of this Annual Report and in Note 19 of the Financial Report. Non-executive Directors may not participate in any of the Company's bonus, share or option plans and, as mentioned above, retirement benefits for non-executive Directors will cease to accrue from 30 June, 2004. Termination arrangements relating to the CEO were agreed in advance of his appointment and those relating to the equity component of his remuneration were notified at the time of the appointment and are described in Note 19 to the Financial Report. Information in respect to indemnity and insurance arrangements for Directors and senior executives appears at page 41 of this Annual Report.

The current members of the Remuneration Committee, all of whom are independent non-executive Directors, are: Professor J Sloan (Chairperson), Mr S Gerlach and Mr P C Barnett.
(ASX Best Practice Recommendations 9.2, 9.3 and 9.5)

REMUNERATION POLICY STATEMENT

Remuneration Objectives and Principles

The objectives of the Company's remuneration policy are to attract, retain and motivate appropriately qualified and experienced executives and other employees capable of discharging their respective responsibilities to enable the Company to achieve its business strategy.

The principles underlying the remuneration policy are: to realistically reflect the responsibilities of executives and other employees; to be industry competitive and reasonable; that a significant portion of remuneration be at risk against individual and company performance and shareholder wealth creation; that performance, not failure, be rewarded so that the Company's best performers receive a highly competitive remuneration and comparatively inferior performers receive less; and to encourage executives to manage from the perspective of the shareholders by rewarding them for aligning Company and shareholder returns.

Remuneration Structure

The Company's remuneration structure for its non-award employees is based upon Target Total Remuneration (TTR), the components of which comprise: Fixed Annual Remuneration (FAR); and Variable Pay, comprising Short Term Incentive (STI) and Long Term Incentive (LTI); which may be diagrammatically represented as follows:-

Median level of TTR is awarded for target performance and third quartile for exceptional performance.

FAR: comprises salary, superannuation and benefits; is quantified by reference to role and experience; and is industry benchmarked.

STI consists of an annual cash bonus based on a mix of: Company performance; Business Unit performance; and individual performance measured against annual scorecards with target and stretch performance criteria determined in advance.

LTI: executive remuneration includes a long term performance based component in the form of equity participation. Participation is determined by the Board, on recommendation of the Remuneration Committee, and only applies to executives who are in a position to affect shareholder returns.

As foreshadowed in the 2002 Annual Report, the Remuneration Committee undertook during

2003 a review of the Santos Executive Share Option Plan (SESOP). The scope of the review extended beyond the SESOP to consider all aspects of LTI. Services of external advisers were utilized. Consequent upon that review, the Remuneration Committee recommended, and the Board adopted, a redesigned LTI Plan, based upon the Santos Employee Share Purchase Plan (SESPP) and SESOP.

The SESPP and SESOP were first approved by shareholders at the 1997 AGM and their continuation, with amendment, approved by shareholders at the 2000 AGM. Those amendments were described to shareholders as giving the Company greater flexibility in the types of equity incentives it could offer to recruit and retain skilled executives, including in light of changes in the types of Plans offered by other companies and the introduction of salary sacrifice arrangements.

Having regard to contemporary best practice, the LTI Plan is designed to drive superior executive performance and to reward only superior Company performance, linked to an appropriate performance benchmark. The benchmark assesses actual Company performance in terms of long-term comparative growth of the Company and resulting shareholder value.

Company performance is measured over a three year period based on the Company's Total Shareholder Return (TSR) relative to one or more comparator groups as determined by the Board at the commencement of the performance period including, without limitation, any combination of the ASX 100, energy companies in ASX 100, the ASX Energy Index and international E&P companies. If performance is below the 50th percentile, no award is made. A proportionate award is made for performance between the 50th to 75th percentile and the maximum award is made for performance at or above the 75th percentile.

The amount of the award, and correspondingly the proportion of remuneration at risk, varies between executives according to their respective levels of seniority and responsibility.

The award may be taken only in the form of shares pursuant to SESPP or, at the election of an executive, options pursuant to SESOP and do not vest (other than in specified circumstances) until four years after commencement of the relevant measurement period. Pending vesting, shares are held by a trustee. Options are only exercisable within four years of vesting.

Shares and options are granted at nil cost with the number of shares awarded being determined by dividing the amount of the award by the volume weighted average price of the Company's shares over the five business days up to and including the award date. The number of options awarded is of equivalent value calculated by an independent expert based on an acceptable valuation method.



REMUNERATION STRUCTURE
Target Total Remuneration
Fixed Pay
FAR
Market Based
$ to be packaged
Cash
Benefits
Super
Variable Pay
STI & LTI
Performance Based
Cash Bonus
Salary Sacrifice into Super
Equity
Shares
Options
HOW IT'S PAID
4
3
2
1
Variable Pay - Performance Based
Fixed Pay - Market Based
100
Market Media
Performance Review Ratings Explained
Rating 4 = Below Expectations
Rating 3 = Meets Expectations = Market Rate + Variable Pay
Rating 2 = Exceeds Expectations = Market Rate + Variable Pay
Rating 1 = Significantly in Excess of Expectations = Market Rate + Variable Pay

The exercise price of the options is the volume weighted average price of the Company's shares over the five business days up to and including the award date.

It is intended that LTI awards be made on a regular annual basis over a three year measurement period. However, the Board reserves the right to suspend or modify the LTI Plan in light of circumstances appropriate to the Company from time to time. Transitional provisions applied in 2003 based upon a measurement period of two years (2001 and 2002).

The maximum number of shares that may be issued under all of the Company's executive and employee share and option plans cannot exceed the limit of 5% of the issued capital, as approved by shareholders at the 2000 AGM. *(ASX Best Practice Recommendations 9.1, 9.4, 9.5)*

AUDIT COMMITTEE

The Board guidelines require the Board to continue in existence an Audit Committee of the Board.

The role of the Audit Committee is documented in a Charter, approved by the Board, which Charter was revised in December 2002 in line with contemporary best practice.

The Committee is required to consist of no less than three members and to meet at least three times per year. All members must be independent non-executive Directors and financially literate, with at least one member having past employment experience in finance and accounting, requisite professional certification in accounting or other comparable experience or background. The Chairman of the Board is precluded from being the Chairman of the Audit Committee.

The role of the Audit Committee includes: examining the accounting policies of the Company to determine whether they are appropriate and in accordance with generally

accepted practices; ensuring that truth and fairness is reflected in the preparation and publication of the Company's financial reports; meeting regularly with the auditors to reinforce the independence of the auditors, to determine the appropriateness of internal and external audit procedures, to review the performance of the auditors and to provide the auditors with confidential access to the Board; to receive from the external auditors a formal written statement delineating all relationships between the auditors and the Company and confirming compliance with all professional and regulatory requirements relating to auditor independence; and referring matters of concern to the Board, as appropriate, and considering issues which may impact on the financial accounts of the Company.

The Audit Committee Charter clearly identifies those services that the external auditor may not provide, those that may be supplied and those that require specific approval of the Chairman of the Audit Committee, in consultation with other members of the Committee. Note 28 of the financial report provides an analysis of the remuneration of external auditors, including a breakdown of remuneration for non-audit services.

The Charter also provides: that the Board will not invite any past or present lead audit partner of the firm currently engaged as the Company's external auditor to fill a vacancy on the Board; that the lead audit partner will be required to rotate off the audit after a maximum of five years and there will be a period of at least three years before that partner can again be involved in the Company's audit; and that internal audit function, if outsourced, will be provided by a firm other than the external audit firm. These provisions reflect the current behaviours expected of the world's leading corporations and are consistent with the ethical values and integrity of the Company.

The Audit Committee also reviews the written statement of the CEO and CFO to the Board that, inter alia, the Consolidated Financial Report presents a true and fair view, in all material respects, of the financial condition and operational results of the Santos Group and are in accordance with Accounting Standards.

The Chairman of the Audit Committee also provides, and addresses, a written report together with the minutes and recommendations of the Audit Committee at the next Board Meeting. Similar procedures apply to all other Committees of the Board.

The current members of the Audit Committee, all of whom are independent non-executive Directors, are: Mr G W McGregor (Chairman), Professor J Sloan and Mr F J Conroy.
(ASX Best Practice Recommendations 4.1, 4.2, 4.3, 4.4 and 4.5)

FINANCE COMMITTEE

The role of the Finance Committee is documented in a Charter, approved by the Board, and includes responsibility for considering and making recommendations to the Board on the Company's capital management strategy and the Company's funding requirements and specific funding proposals. The Committee also has responsibility for formulating and monitoring compliance with treasury policies and practices and the management of credit, liquidity and commodity market risks.

The current members of the Finance Committee, all of whom are independent non-executive Directors, are: Mr S Gerlach (Chairman), Mr F J Conroy and Mr G W McGregor.

RISK MANAGEMENT

The Board has in place a number of arrangements and internal controls intended to identify and manage areas of significant business risk. These include the maintenance of: Board Committees; detailed and regular budgetary, financial and management reporting; established organisational structures, procedures, manuals and policies; audits (including internal and external financial, environmental and safety audits); comprehensive insurance programmes; and the retention of specialised staff and external advisors.

An Enterprise Wide Risk Management approach forms the cornerstone of Risk Management activities of the Company and is based on the relevant Australian Standard (AS/NZS 4360 - Risk Management within the Internal Audit Process, The Institute of Internal Auditors Australia and Standards Australia, 2002). The aim is to provide the Audit Committee of the Board and the Executive Risk Management Committee assurance that major business risks facing the Company have been consistently identified and assessed, and that active management plans and controls are in place for the ongoing management of these risks. Independent validation of controls is undertaken by internal audit as part of its risk based approach. The internal audit function is independent of the external auditor and reports to the Audit Committee. The Audit Committee also reviews the written statement of the CEO and CFO to the Board that, inter alia, the Company's risk management and internal control system is operating efficiently and effectively in all material respects and that the written statement of the CEO and CFO (as to the integrity of the Consolidated Financial Report) is founded on a sound system of risk management and internal compliance and control systems, which implements the policies adopted by the Board.

Examples of management of specific risks are as follows:

- MANAGEMENT OF ENVIRONMENTAL AND SAFETY RISK - environmental and safety risk is managed through: a comprehensive Environmental Management System based on Australian Standard 4801 and International Standard 14001; environmental and safety committees at Board and management levels; the retention of specialist environmental and safety staff and advisers; regular internal and external environmental and safety audits; and imposing environmental care and safety accountability as line management responsibilities. The role of the Environmental and Safety Committee is documented in a Charter, approved by the Board. The current members of the Environmental and Safety Committee are: Mr S Gerlach (Chairman), Mr P C Barnett, Mr M A O'Leary and Mr J C Ellice-Flint.
- MANAGEMENT OF EXPLORATION RISK - exploration risk is managed through internal control systems which include: formalised risk assessment procedures at the business unit level; Corporate review in both prospect and hindsight; Board approval of exploration budgets; and regular reporting on progress to the Board. External reviews are also undertaken as necessary.
- INVESTMENT APPRAISAL - the Company has clearly defined procedures for capital expenditure. These include: annual budgets; detailed appraisal and review procedures; levels of authority; and due diligence requirements where assets are being acquired.
- FINANCIAL REPORTING - a comprehensive budgeting system exists with an annual budget approved by the Board. Monthly actual results are reported against budget and, where applicable, revised forecasts for the year are prepared and reported to the Board. Speculative transactions are prohibited. Further details relating to financial instruments and commodity price risk management are included in Note 33 of the Financial Report.
- FUNCTIONAL SPECIALITY AND BUSINESS UNIT REPORTING - all significant areas of Company operations are subject to regular reporting to the Board. The Board receives regular reports on the performance of each business unit and on exploration, development, finance, liquids marketing, safety, government, investor relations and environmental matters.

Senior management attend Board and Committee meetings, at which they report to Directors within their respective areas of responsibility. This assists the Board in maintaining its understanding of the Company's business and assessing the senior management team. Where appropriate, advisers to the Company attend meetings of the Board and of its Committees.

Under the Company's Delegation of Authority, the Board is responsible, inter alia, for the approval of the annual corporate budget and for significant: acquisitions and disposals of assets; expenditure decisions outside of the corporate budget; hedging of product sales; sales contracts; and financing arrangements. *(ASX Best Practice Recommendations 7.1 and 7.2)*

ETHICAL STANDARDS AND CODE OF CONDUCT

In pursuance of the promotion of high standards of corporate governance, the Board guidelines prescribe that, in addition to compliance with all applicable legal requirements, the Board expects all Directors, executives and employees of the Company to adopt appropriate standards of professional and business conduct in their dealings on behalf of the Company and will review with the Managing Director and senior management procedures designed to ensure compliance by all employees with those standards.

These standards, including those directed at the broader stakeholder constituency of shareholders, employees, customers and the community, are currently recorded in separate guidelines and policies relating to dealing in securities (refer below), the environment, occupational health and safety and human resources. Additionally, a Code of Conduct, based on that developed by the Group of 100, applies to the CFO and all other officers and employees within the finance function of the Company who have the opportunity to influence the integrity, direction and operation of the Company and its financial performance.

Where applicable, the guidelines and policies are incorporated by reference in individual contracts of employment or expressly set out in those contracts, including provisions relating to: conflicts of interest; confidentiality and restrictions against use and dissemination of information; use of Company assets; perquisites, tender processes, benefits and contact with suppliers; employment opportunity practices; privacy; training and further education support; and smoking, alcohol and drugs.

As part of its broader sustainability initiatives, the Company is currently codifying the above referenced guidelines, policies and standards and procedures for their monitoring and compliance into a summary single source document. It is currently intended that this document, together with copies or summaries of other documents recommended for publication pursuant to the ASX Best Practice Recommendations, will be posted during the coming year in a corporate governance section of the Company's website, to supplement the information contained in this Statement. *(ASX Best Practice Recommendations 3.1, 3.2, 3.3 and 10.1)*

GUIDELINES FOR DEALING IN SECURITIES

In addition to the provisions of the Corporations Act, which apply to all Santos employees, the Company has developed specific written guidelines that prohibit Directors and executives (and their respective associates) from acquiring, selling or otherwise trading in the Company's shares if they possess material price-sensitive information which is not in the public domain.

The guidelines prohibit Directors and executives (and their respective associates) from trading in Santos securities during the periods commencing on 1 January and 1 July each year and expiring two days after the announcement of the Company's annual and half yearly results, respectively. Under the guidelines, Directors must inform and receive acknowledgment from the Chairman or his representative (and executives from the Secretary or a person appointed by the Board) of an intention prior to any dealings in securities either by themselves or by their associates and must promptly notify details following the dealing.

Under the guidelines, prohibitions on dealing in securities apply not only to the acquisition and disposal of shares, but also to the acquiring, taking, assigning and releasing of options traded in the options market. Directors and executives may not deal in securities on considerations of a short-term nature. *(ASX Best Practice Recommendations 3.2 and 3.3)*

CONTINUOUS DISCLOSURE

The Company is committed to giving all shareholders timely and equal access to information concerning the Company.

The Company has developed policies and procedures in accordance with its commitment to fulfilling its obligations to shareholders and the broader market for continuous disclosure. The policy is regularly reviewed and updated for changes to the law and the Listing Rules. When the Company makes an announcement to the market, that announcement is released to each exchange where its shares are listed: ASX, NASDAQ and New Zealand Exchange Ltd. All material information disclosed to the ASX is posted on the Company's website at www.santos.com. This includes ASX announcements, annual reports (including therefore this Corporate Governance Statement), notices of meeting, CEO briefings, media releases, and materials presented at investor, media and analyst briefings. An email "alert" facility is offered to any shareholder requesting same. Web-casting of material presentations, including annual and half-yearly results presentations, are provided for the benefit of shareholders, regardless of their location. Additionally, the Company's external auditor attends annual general meetings to be available to answer relevant shareholder questions.
(ASX Best Practice Recommendations 5.1, 5.2, 6.1 and 6.2)

BOARD OF DIRECTORS

STEPHEN GERLACH

LLB

Age 58. Director since 5 September 1989 and Chairman since 4 May 2001. Chairman of Santos Finance Ltd and of the Environmental and Safety Committee, Finance Committee and Nomination Committee and member of the Remuneration Committee of the Board. Chairman of Futuris Corporation Ltd and Challenger Beston Limited and a Director of Southcorp Ltd. Former Managing Partner of the Adelaide legal firm, Finlaysons.

JOHN CHARLES ELLICE-FLINT

BSc (Hons)

Age 53. Managing Director since 19 December 2000, member of the Environmental and Safety Committee of the Board, Director of Santos Finance Ltd and also Chairman of other Santos subsidiary companies. Thirty years experience in the international oil and gas industry including 26 years with Unocal, including as Senior Vice President: Global Exploration and Technology and Vice President: Corporate Planning and Economics. Member and Chair of the South Australian Museum Board.

PETER CHARLES BARNETT

FCPA

Age 63. Director since 31 October 1995 and member of the Environmental and Safety Committee, Nomination Committee and Remuneration Committee of the Board. Director of Mayne Group Ltd, AMCIL Ltd and Opis Capital Ltd. Former Managing Director and Chief Executive Officer of Pasminco Ltd (1988 – 1995) and Chief Executive Officer of EZ Industries Ltd.

FRANK JOHN CONROY

BCom, MBA, FAIM, FAICD, FAIBF

Age 61. Director since 19 October 1999, member of the Audit Committee, Nomination Committee and Finance Committee of the Board and Director of Santos Finance Ltd. Chairman of St George Bank Ltd and ORIX Australia Corporation Ltd. Former Managing Director of Westpac Banking Corporation.

RICHARD MICHAEL HARDING

MSc

Age 54. Director since 1 March 2004. Former President and General Manager of BP Developments Australia Limited and former Vice-Chairman and Council member of the Australian Petroleum Production and Exploration Association. Chairman of the Ministry of Defence Command Support, Training and Simulation Project Governance Board and Director of Arc Energy Ltd.

GRAEME WILLIAM McGREGOR

AO, BEc, FCPA, FAIM, FAICD

Age 65. Director since 3 September 1999. Chairman of the Audit Committee and member of the Finance Committee of the Board and Director of Santos Finance Ltd. Director of Foster's Group Ltd, Nufarm Ltd, WMC Resources Ltd, Goldman Sachs JB Were Managed Funds Limited and Community Foundation Network Ltd. Member of the Financial Reporting Council. Former Executive Director Finance of The Broken Hill Proprietary Company Limited.

MICHAEL ANTHONY O'LEARY

DipMinE, BSc, FAusIMM, FAIM, FAICD

Age 68. Director since 15 October 1996 and member of the Environmental and Safety Committee of the Board. Deputy Chairman of Bank of Western Australia Ltd and Director of Newcrest Mining Ltd. Former Chairman of Hamersley Iron, Argyle Diamonds, Dampier Salt and former Director of Rio Tinto Ltd and Rio Tinto plc.

PROFESSOR JUDITH SLOAN

BA (Hons), MA, MSc

Age 49. Director since 5 September 1994. Chairperson of the Remuneration Committee and member of the Audit Committee of the Board. Chairperson of SGIC Holdings Ltd, Deputy Chair of the Australian Broadcasting Corporation, Director of Mayne Group Ltd and Part-time Commissioner of the Productivity Commission. Former Professor of Labour Studies at the Flinders University of South Australia and Director of the National Institute of Labour Studies.

BOARD OF DIRECTORS LEFT TO RIGHT

Frank Conroy, Graeme McGregor, Stephen Gerlach, John Ellice-Flint, Peter Barnett, Judith Sloan and Michael O'Leary.



SANTOS GROUP INTERESTS

as at 27 February 2004

Licence Area	% Interest
South Australia	
(PPL = Petroleum Production Licence; PL = Pipeline Licence)	
Cooper Basin (Fixed Factor Area)	
(SA Unit PPLs 6-20, 22-25, 27-61, 63-75, 78-117, 119, 120, 124, 126-130, 132-135, 137-141, 143-146, 148-151, 153-155, 157, 159-166, 169-181, 183-186, 188-190, 192, 193, 195, 196, 198, 199 and in Queensland PPL12)	59.8
Downstream (PL2)	59.8
Patchawarra East Joint Operating Area (PPLs 26, 76, 77, 118, 121-123, 125, 131, 136, 142, 147, 152, 156, 158, 167, 182, 187, 191, 194 & 197)	69.4
Queensland	
(PL = Petroleum Lease; PPL = Pipeline Licence)	
South-West Queensland	
ATP 259P Naccowlah (PLs 23-26, 35, 36, 62, 76-79, 82, 87, 105, 107, 109, 133, 149, 175, 181, 182 & 189	55.5
Total 66 (PLs 34, 37, 63, 68, 75, 84, 88, 110, 129, 130, 134, 140, 142-144, 150, 168, 178, 186, 193, PPL8 & PPL14)	70.0
Wareena (PLs 113, 114, 141, 145, 148, 153, 157, 158, 187 & 188)	61.2
Innamincka (PLs 58, 80, 136, 137, 156 & 159)	70.0
Alkina	72.0
Aquitaine A (PLs 86, 131, 146 & 177)	52.5
Aquitaine B (PLs 59-61, 81, 83, 85, 97, 106, 108, 111, 112, 132, 135, 139, 147, 151, 152 & 155)	55.0
Aquitaine C (PLs 138 & 154)	47.8
50/40/10 (PL 55)	60.0
SWQ Unit (PPLs 12-13, 16-18, 31, 34, 36-40, 46-48, 62, 64-72 and in South Australia PL 5, 9 & 15)	60.1
ATP 267P (Nockatunga) (PLs 33, 50 & 51)	59.1
ATP 299P (Tintaburra) (PLs 29, 38, 39, 52, 57, 95, 169 & 170)	89.0
Surat Basin	
ATP 212P (Major) (PLs 30, 56 & 74)	15.0
ATP 336P (Kalima)	85.0
ATP 336P (Roma) (PLs 3-13, 93 & PPL2)	85.0
ATP 336P (Waldegrave) (PLs 10-12, 28, 69 & 89)	46.3
ATP 470P (Redcap) (PL 71)	10.0
ATP 471P (Bainbilla) (PL 119)	16.7
ATP 471P (Myall)	51.0
Boxleigh	100.0
PL 1 (Moonie)	100.0
PL 1 (2) (Cabawin Exclusion)	100.0
PL 1 (2) (Cabawin Farm-out)	50.0
PL 2 (Kooroon)	52.5
PL 2C (Alton)	100.0
PL 2C (Alton Farm-out)	63.5
PL 5 (Barcoo)	85.0
PL 5 (Drillsearch)	21.3
PL 5 (Mascotte)	42.5
PL 11 (Snake Creek East)	25.0
PL 12 (Trinidad)	92.5
PL 17 (Bennett)	70.0
PL 17 (Bennett Exclusion)	100.0
PL 17 (Leichardt Exclusion)	70.0
PLs 21, 22, 27 & 64 (Balonne)	12.5
Bowen Basin	
ATP 337P (PLs 41-45, 54, 67, 173, 183, PPL10 & PPL11)	50.0
ATP 378P (Scotia) PL176	100.0
ATP 553P	50.0
ATP 685P (Cockatoo Creek)	100.0
Facilities	
Wungoona Processing Facilities	50.0
Moonie to Brisbane Pipeline	100.0
Jackson Moonie Pipeline	82.8
Ballera to Mt Isa Pipeline	18.0
Victoria	
Otway Basin (Onshore)	
PEP 153	100.0
PEP 154	90.0
PEP 160	60.0
PPLs 4, 5, 7 & 12	100.0
PPLs 6, 9, 10, 11 & VIC/PRL1	90.0
Otway Basin (Offshore)	
VIC/P44 (Casino)	50.0
VIC/P51	80.0
VIC/P52	33.3
VIC/RL7 (La Bella)	10.0
VIC/L22 (Minerva)	10.0
Gippsland Basin	
VIC/RL1 (v) (Golden Beach)	66.7
VIC/RL2 (Kipper)	20.0
VIC/RL3 (Sole)	35.0
VIC/L21 (Patricia Baleen)	20.0
VIC/P55	33.3
Offshore South Australia	
Duntroon Basin	
EPP 32	100.0
Offshore Tasmania	
Sorell Basin	
T/32P	50.0
T/33P	80.0
T/35P	50.0
T/36P	50.0
Northern Territory	
Amadeus Basin	
OL 3 (Palm Valley)	48.0
Ls 4 and 5 (Mereenie)	65.0
RL2 (Dingo)	65.7
Mereenie-Brewer Estate Pipeline	65.0
Offshore Northern Australia	
Carnarvon Basin	
EP 61	28.6
EP 62	28.6
EP 357	35.7
L1H (Barrow Island)	28.6

Licence Area	% Interest
L10	28.6
L12 (Crest)	35.7
L13 (Crest)	35.7
TL/2 (Airlie)	15.0
TL/3 (Thevenard)	28.6
TL/4 (Thevenard)	35.7
TL/7 (Thevenard)	35.7
TP/2	28.6
TP/7 (1-3)	43.7
TP/7 (4)	18.7
TR/4 (Australind)	35.7
WA-1-P	22.6
WA-7-L	28.6
WA-8-L (Talisman)	37.4
WA-13-L (East Spar)	45.0
WA-15-L (Stag)	66.7
WA-15-L (Lower Area)	55.0
WA-20-L (Legendre)	22.6
WA-149-P	18.7
WA-191-P (Mutineer/Exeter)	33.4
WA-208-P	29.9
WA-209-P (Reindeer)	55.0
WA-214-P (John Brookes)	45.0
WA-246-P	15.0
WA-264-P	66.7
Browse Basin	
WA-242-P	33.3
WA-274-P	50.0
WA-281-P	59.0
WA-338-P	71.5
Bonaparte Basin	
NT/P67	100.0
NT/RL1 (Petrel)	95.0
WA-6-R (Petrel West)	95.0
WA-18-P (Tern)	100.0
WA-27-R (Tern)	100.0
Houtman Basin	
WA-328-P	33.0
WA-339-P	50.0
Timor Sea	
AC/L1 (Jabiru)	10.3

Licence Area	% Interest
AC/L2 (Challis)	10.3
AC/L3 (Cassini)	10.3
NT/P48 (Evans Shoal)	40.0
NT/P61	100.0
Timor Gap	
JPDA 03-01	25.0
JPDA 03-12	21.4
Bayu-Undan Gas Field	10.6
Elang	21.4
Papua New Guinea	
PDL 1 (Hides)	31.0
PDL 3	15.9
PL 3	3.6
PPL 190	31.3
PPL 206	48.0
PPL 228	40.0
PRL 4	35.3
PRL 5	35.3
PRL 9	42.6
SE Gobe Unit	9.4
Indonesia	
Bawean	45.0
Madura Offshore (Maleo)	75.0
Nth Bali I	100.0
Papalang	20.0
Popodi	20.0
Sampang (Oyong)	45.0
Warim	20.0
United States of America	Avg working interest
East Texas	
- Cheek	12.5
- Gillock	21.8
- Knight	30.0
- Lovell Lake	12.5
- Lox B	25.0
- West Port Acres	12.5
South Texas	
- Black Horse	100.0

Licence Area	Avg working interest
- BP Green	50.0
- Buckeye	45.0
- Cougar	100.0
- Duffy	33.2
- Duncan Slough	67.4
- El Maton	64.7
- Fuhrken	25.0
- Fulton	25.0
- Hall Ranch	57.7
- Hidalgo	25.0
- Hinton	25.0
- Hordes Creek	28.5
- Lafite / Allen Dome	100.0
- Markham	16.0
- Midfield	62.5
- Mikeska	47.4
- Mountainside	25.0
- Raymondville	9.4
- Remmers	65.0
- Riverdale	23.1
- Thomaston	100.0
- Tidehaven	57.8
- Verdad	25.0
- Vicksburgh II, Phase I	42.0
- Vicksburgh II, Phase II	66.8
South Louisiana	
- Howards Creek	25.0

10 YEAR SUMMARY 1994–2003

Years ended 31 December	1994	1995	1996	1997	1998	1999	2000	2001	2002	2003
Santos average realised oil price (A$/bbl)	23.64	24.96	27.43	27.42	20.95	27.57	46.54	45.53	44.74	**43.59**
Financial performance ($million)										
Product sales revenue	640.0	671.6	729.2	778.5	769.4	944.5	1,497.1	1,459.7	1,478.4	**1,465.0**
Total operating revenue	727.3	740.1	804.0	859.5	1,000.8	995.6	1,556.2	1,561.8	1,542.3	**1,619.4**
Foreign currency gains/(losses)	66.3	(16.0)	25.0	3.6	2.0	0.3	2.7	0.2	(0.7)	**(7.9)**
Profit from ordinary activities before tax	306.6	241.0	331.9	322.3	267.3	339.6	725.9	627.6	493.3	**430.9**
Income tax relating to ordinary activities	116.2	130.4	136.0	116.1	91.0	30.5	239.1	181.7	171.2	**103.9**
Net profit after income tax attributable to the shareholders of Santos Ltd	190.4	110.6	195.9	206.2	176.3	309.1	486.8	445.9	322.1	**327.0**
Financial position ($million)										
Total assets	2,897.2	2,915.5	3,443.4	4,036.2	4,236.1	4,338.7	4,659.8	5,048.7	5,320.8	**5,218.3**
Net debt	619.9	642.0	938.6	1,114.2	1,280.0	1,301.1	866.6	1,060.8	1,162.9	**897.6**
Total equity	1,532.2	1,519.3	1,586.3	1,919.0	1,939.2	2,056.7	2,310.9	2,726.6	2,863.9	**3,087.9**
Reserves and production (mmboe)										
Proven plus Probable Reserves (2P)	663	703	860	1,009	966	941	921	724	732	**636**
Production	37.2	36.8	39.2	41.1	45.6	49.2	56.0	55.7	57.3	**54.2**
Exploration*										
Wells drilled (number)	63	66	91	112	81	34	42	26	18	**19**
Expenditure ($million)	91.9	87.9	121.1	190.1	180.7	78.1	100.1	93.4	133.1	**136.4**
Other capital expenditure ($million)										
Delineation and development*	52.2	53.9	105.8	179.7	158.1	116.8	187.1	308.1	308.8	**519.0**
Buildings, plant and equipment	30.5	40.1	150.3	205.4	165.7	102.5	153.5	258.7	319.0	**94.9**

* From 2001, appraisal and near-field exploration wells have been reclassified from exploration to delineation expenditure. Prior year amounts have not been restated.

Share information	1994	1995	1996	1997	1998	1999	2000	2001	2002	2003
Share issues	Dividend Reinvestment Plan/ Executive Share Plan			Employee Share Plan/ 1 for 8 rights issue	Employee Share Plan	Employee Share Plan/ Executive Share Plan	Employee Share Plan/ Executive Share Plan/ Exercise of Options/ Restricted Shares	Employee Share Plan/ Executive Share Plan/ Exercise of Options/ Share Buy-back/ Change of Management	Employee Share Plan/ Executive Share Plan/ Exercise of Options	Employee Share Plan/ Executive Share Plan/ Exercise of Options
Number of issued ordinary shares at year end (million)	539.6	539.6	539.6	607.3	607.8	608.2	610.4	579.3	583.1	**584.7**
Weighted average number of ordinary shares (million)	539.2	553.3	553.4	583.7	605.6	606.1	608.3	612.0	580.9	**583.4**
Dividends per ordinary share										
– ordinary (¢)	22.0	23.0	24.0	25.0	25.0	27.0	30.0	30.0	30.0	**30.0**
– special (¢)	-	-	-	-	-	-	10.0	-	-	**-**
Dividends										
– ordinary ($million)	117.2	123.6	129.0	151.3	151.4	163.7	182.7	179.9	174.8	**175.0**
– special ($million)	-	-	-	-	-	-	61.2	-	-	**-**

As at 31 December	1994	1995	1996	1997	1998	1999	2000	2001	2002	2003
Number of issued preference shares at year end (million)	-	-	-	-	-	-	-	3.5	3.5	**3.5**
Dividends per preference share ($)	-	-	-	-	-	-	-	-	5.40	**6.57**
Dividends ($million)	-	-	-	-	-	-	-	-	18.9	**23.0**
Ratios and statistics										
Earnings per share (¢)	35.3	20.0	35.4	35.3	29.1	51.0	80.0	72.9	51.9	**52.1**
Return on total operating revenue (%)	26.2	14.9	24.4	24.0	17.6	31.0	31.3	28.6	20.9	**20.2**
Return on average ordinary equity (%)	13.1	7.2	12.6	11.8	9.1	15.5	22.3	19.0	13.1	**12.3**
Return on average capital employed (%)	10.3	6.1	9.6	8.7	7.1	11.5	16.7	14.1	9.0	**8.8**
Net debt/(net debt + equity) (%)	28.8	29.7	37.2	36.7	39.8	38.7	27.3	28.0	28.9	**22.5**
Net interest cover (times)	8.3	5.8	6.2	5.4	4.4	5.2	9.1	9.7	8.1	**8.5**
General										
Number of employees	1,492	1,471	1,461	1,615	1,650	1,645	1,631	1,713	1,737	**1,700**
Number of shareholders	50,595	55,684	55,482	65,459	81,286	81,416	76,457	86,472	85,888	**84,327**
Market capitalisation ($million)	1,868	2,111	2,741	3,826	2,654	2,516	3,670	3,589	3,509	**4,016**

Prior year amounts have, where applicable, been adjusted to place them on a comparable basis with current year amounts.

FINANCIAL REPORT

Contents

DIRECTORS' STATUTORY REPORT

The Directors present their report together with the financial report of Santos Ltd ("the Company") and the consolidated financial report of the consolidated entity, being the Company and its controlled entities, for the financial year ended 31 December 2003, and the auditor's report thereon. Information in this Annual Report referred to by page number in this report or contained in a Note to the financial statements referred to in this report is to be read as part of this report.

1. Directors, Directors' Shareholdings and Directors' Meetings

The names of Directors of the Company in office at the date of this report and details of the relevant interest of each of those Directors in shares in the Company at that date are as set out below:

Surname	Other Names	Shareholdings in Santos Ltd		Surname	Other Names	Shareholdings in Santos Ltd	
		Ordinary Shares	Reset Convertible Preference Shares			Ordinary Shares	Reset Convertible Preference Shares
Barnett	Peter Charles	12,394		McGregor	Graeme William	10,000	200
Conroy	Francis John	5,000		O'Leary	Michael Anthony	4,725	
Ellice-Flint (Managing Director)	John Charles	1,000,000*		Sloan	Judith	5,000	125
Gerlach (Chairman)	Stephen	37,305					

The above named Directors held office during and since the end of the financial year.

Except where otherwise indicated, all shareholdings are of fully paid ordinary shares.

*These shares are Restricted Shares issued on the terms described in Note 19 to the financial statements.

No Director holds shares in any related body corporate, other than in trust for the Company.

At the date of this report, Mr J C Ellice-Flint holds 3,000,000 options under the Santos Executive Share Option Plan and subject to the further terms described in Note 19 to the financial statements.

Details of the qualifications, experience and special responsibilities of each Director are set out on page 33 of this Annual Report.

Directors' Meetings

The number of Directors' Meetings and meetings of committees of Directors held during the financial year and the number of meetings attended by each Director are as follows:

Surname	Other Names	Directors' Meetings		Audit Committee		Environmental & Safety Committee**		Remuneration Committee		Finance Committee		Nomination Committee	
		No. of Mtgs Held*	No. of Mtgs Attended	No. of Mtgs Held*	No. of Mtgs Attended	No. of Mtgs Held*	No. of Mtgs Attended	No. of Mtgs Held*	No. of Mtgs Attended	No. of Mtgs Held*	No. of Mtgs Attended	No. of Mtgs Held*	No. of Mtgs Attended
Barnett	Peter Charles	11	11			3	3	2	2			3	3
Conroy	Francis John	11	11	4	4					2	2	3	3
Ellice-Flint	John Charles	11	11			3	3						
Gerlach	Stephen	11	11			3	3	5	5	2	2	3	3
McGregor	Graeme William	11	10	4	4					2	2	3	3
O'Leary	Michael Anthony	11	10			3	3					3	3
Sloan	Judith	11	11	4	4			5	5			3	3
Webber***	Ian Ernest	9	8			2	2	3	3			3	2

* Reflects the number of meetings held during the time the Director held office, or was a member of the Committee, during the year.

** In addition to formal meetings, the Committee participated in a site visit to Mereenie.

*** Retired as a Director of the Company on 31 October 2003.

As at the date of this report, the Company had an audit committee of the Board of Directors.

Particulars of the Company's corporate governance practices appear on pages 28 to 32 of this Annual Report.

2. Principal Activities

The principal activities of the consolidated entity during the financial year were: petroleum exploration; the production, treatment and marketing of natural gas, crude oil, condensate, naphtha and liquid petroleum gas; and the transportation by pipeline of crude oil. No significant change in the nature of these activities has occurred during the year.

3. Review and Results of Operations

A review of the operations and of the results of those operations of the consolidated entity during the financial year are contained in pages 2 to 9 and 12 to 27 of this Annual Report.

4. Dividends

On 24 February 2004, Directors declared:-

(i) that a fully franked final dividend of 15 cents per fully paid ordinary share be paid on 31 March 2004 to shareholders registered in the books of the Company at the close of business on 11 March 2004. This final dividend amounts to approximately $87.7 million; and

(ii) that in accordance with the Terms of Issue, a fully franked dividend of $3.2940 per reset convertible preference share be paid on 31 March 2004 to holders registered in the books of the Company at the close of business on 11 March 2004, amounting to $11.5 million.

A fully franked final dividend of $87.4 million (15 cents per share) was paid on 31 March 2003 on the 2002 results. Indication of this dividend payment was disclosed in the 2002 Annual Report. A fully franked interim dividend of $87.6 million (15 cents per share) was paid to members on 30 September 2003.

In accordance with the Terms of Issue: fully franked dividends of $3.2760 and $3.2940 per reset convertible preference share were paid on 31 March 2003 and 30 September 2003 respectively; each amounting to $11.5 million.

5. State of Affairs

In the opinion of the Directors, there were no significant changes in the state of affairs of the consolidated entity that occurred during the financial year other than those referred to on pages 2 to 6, 9 and 18 to 24 of this Annual Report.

6. Environmental Regulation

The consolidated entity's Australian operations are subject to various environmental regulations under Commonwealth, State and Territory legislation, including under applicable petroleum legislation and in respect to: its South Australian operations, some 35 State and Commonwealth Acts and licences (nos. EPA 2569, 1259, 14145, 888 and 2164) issued under the Environment Protection Act 1993; its Queensland operations, some 17 State and Commonwealth Acts and licence no. 150029 issued under the Environmental Protection Act 1994; its onshore and offshore Northern Territory operations, some 14 Territory and Commonwealth Acts; its onshore and offshore Victorian operations, some 33 State and Commonwealth Acts; its *offshore Tasmanian operations, some 15 State and Commonwealth Acts; and its offshore West Australian operations, some 29 State and Commonwealth* Acts. Applicable legislation and requisite environmental licences are specified in the entity's relevant Environmental Compliance Manuals, which Manuals form part of the consolidated entity's overall Environmental Management System. Compliance performance is monitored on a regular basis and in various forms, including environmental audits conducted by regulatory authorities and by the Company, either through internal or external resources. During the financial year, except as mentioned below, no fines were imposed, no prosecutions were instituted and no notice of non-compliance with the above referenced regulations was received from a regulatory body. On 10 September 2003, the Moonie Pipeline Company Pty Ltd, a controlled entity, pleaded guilty to a charge under Section 437(2) of the Queensland Environmental Protection Act, 1994 related to an oil spill at Lytton on 18 March 2003. The Moonie Pipeline Company Pty Ltd was fined $300,000 with no conviction recorded. A Corrective Action request was issued by the Northern Territory Department of Business, Industry and Resource Development in June 2003 related to the design of an evaporation pond at Mereenie under Clause 112(3) of the Schedule of Onshore Petroleum Exploration and Production Requirements, 1993 under the Northern Territory Petroleum Act, 1984. An improved scheme for the disposal of produced water has been developed in consultation with the Department.

7. Events Subsequent to Balance Date

Except as mentioned below, in the opinion of the Directors there has not arisen in the interval between the end of the financial year and the date of this report any matter or circumstance that has significantly affected or may significantly affect the operations of the consolidated entity, the results of those operations, or the state of affairs of the consolidated entity in future financial years.

On 1 January 2004 a gas leak and fire occurred in the Liquids Recovery Plant section of the Moomba Gas Plant in central Australia. No casualties or injuries resulted. The financial effect of this incident has not been brought to account in the financial statements for the year ended 31 December 2003.

Based on December 2003 oil prices and exchange rates the estimated financial impact to the consolidated entity in 2004, net of insurance recoveries, is expected to be approximately A$25-30 million reduction in net profit after tax and A$35-40 million impact on operating cash flow.

8. Likely Developments

Certain likely developments in the operations of the consolidated entity and the expected results of those operations in future financial years are referred to at pages 8 and 16 to 22 of this Annual Report. In addition, international financial reporting standards are currently scheduled to apply for reporting periods commencing 1 January 2005. Further information about likely developments in the operations of the consolidated entity and the expected results of those operations in future financial years has not been included in this report because disclosure of the information would be likely to result in unreasonable prejudice to the consolidated entity.

9. Directors' and Senior Executives' Emoluments

The remuneration policies and practices of the Company, (including the compensation arrangements for executive Directors and senior management), the Company's superannuation arrangements, the fees for non-executive members of the Board (within the aggregate amount approved by shareholders), the Company's employee share and option plans and executive and senior management performance review and succession planning are matters referred to and considered by the Remuneration Committee of the Board, which has access to independent advice and comparative studies on the appropriateness of remuneration arrangements.

Non-executive Directors - As indicated above, within the aggregate amount approved by shareholders, the fees of the Chairman and non-executive Directors are set at levels which represent the responsibilities of and the time commitments provided by those Directors in discharging their duties. Regard is also had to the level of fees payable to non-executive Directors of comparable companies.

Non-executive Directors are also entitled to receive a retirement payment upon ceasing to hold office as a Director. The retirement payment (inclusive of superannuation guarantee charge entitlements) is made pursuant to an agreement entered into with each Director in terms approved by shareholders at the 1989 Annual General Meeting. As foreshadowed in last year's Report, the Company's policy in respect to non-executive Directors' retirement allowances has been reviewed by the Remuneration Committee of the Board and it has been recommended that such allowances cease on 30 June 2004 and that benefits accrued to that date be held by the Company and paid on retirement, which recommendation has been adopted by the Board. Consequent upon such cessation, it will be necessary to review Directors' fees.

Senior Executives - Remuneration levels are competitively set to attract, retain and motivate appropriately qualified and experienced senior executives capable of discharging their respective responsibilities.

Remuneration packages of senior executives include long term performance based components in the form of equity participation through the Santos Executive Share Option Plan and the Santos Employee Share Purchase Plan. Options and shares issued under these Plans to senior executives are linked to the longer term performance of the Company and are only exercisable following the satisfaction of performance hurdles that are designed to maximise shareholder wealth. Short term components of remuneration packages are addressed in the form of a percentage of base remuneration which is "at risk" against agreed corporate and individual performance criteria. Further information as to the Company's remuneration policy is contained in the Remuneration Policy Statement appearing at pages 29 and 30 of this Annual Report and as to options and shares in Note 19 to the financial statements.

Details of the nature and amount of each element of the emoluments for the financial year of each Director and each of the five officers of the Company and the consolidated entity receiving the highest emoluments are:

Non-Executive Directors

	Directors' Fees $	Committee Fees $	Superannuation Contributions (1) $	Non-Cash Benefits $	Retirement Payment $	Total $
Gerlach, Stephen (Chairman)	240,000	-	10,760	63,017	-	313,777
Barnett, Peter Charles	80,000	8,835	7,995	-	-	96,830
Conroy, Francis John	80,000	13,000	8,370	-	-	101,370
McGregor, Graeme William	80,000	17,000	8,730	-	-	105,730
O'Leary, Michael Anthony	80,000	8,000	7,920	-	-	95,920
Sloan, Judith	80,000	15,500	8,595	-	-	104,095
Webber, Ian Ernest	66,794	10,854	6,988	-	354,741	439,377

Executive Directors

	Position	Base Remuneration (2) $	Bonuses (3) $	Other Benefits (4) $	Retirement Payments (5) $	Notional Value of Options and Shares (6) $	Total $
Ellice-Flint, John Charles	CEO & Managing Director	1,101,923	1,200,000	497,067	-	1,627,360	4,426,350
Executive Officers							
Young, Jonathon Terence	General Manager Central Business Unit	356,511	118,750	117,905	-	47,562	640,728
Wasow, Peter Christopher	Chief Financial Officer	396,757	128,800	41,026	-	21,311	587,894
Hogenson, Kathleen Applegate	President Santos USA Corp	338,957	59,102	65,855	-	39,350	503,264
Roberts, Michael George	Group General Counsel & Company Secretary	282,188	87,700	121,034	-	1,150	492,072
Rayner, Rodney Alan	General Manager Northern Business Unit	308,994	60,000	91,666	-	14,474	475,134

(1) Contributions made in accordance with the Company's Superannuation Guarantee Charge obligations.

(2) Base Remuneration includes base salary, packaged benefits and FBT (where applicable).

(3) Bonuses accruing in respect of the financial year ended 31 December 2003 and not yet paid. In addition, the following bonuses were determined and paid in 2003 in respect of the financial year ended 31 December 2002:

Young, Jonathon Terence	$80,000
Wasow, Peter Christopher	$49,700
Hogenson, Kathleen Applegate	$64,481
Roberts, Michael George	$57,142
Rayner, Rodney Alan	$55,000

(4) Other Benefits are non base remuneration benefits including Company contributions to superannuation and the cost to the Company of cars (including applicable FBT).

(5) Includes contractual and statutory payments made upon retirement.

(6) Includes:

(a) the notional value of options and shares granted by the Company during the year pursuant to the Santos Executive Share Option Plan and the Santos Employee Share Purchase Plan, details of which are described in Note 19 to the Financial Statements and the Remuneration Policy Statement appearing on pages 29 and 30 of the Annual Report.

Options were valued by independent valuers using a modified Black-Scholes option valuation methodology as at the date of issue (Grant Date):

Grant Date	Exercise Price	Expiry Date	Valuation
12 December 2003	$6.38	22 December 2007	$0.804

Shares were valued at $6.38 each, being their market value (as defined in the Income Tax Assessment Act)

Granted to Young, Jonathon Terence were 8,636 shares;
Granted to Wasow, Peter Christopher were 8,364 shares;
Granted to Hogenson, Kathleen Applegate were 8,611 shares;
Granted to Roberts, Michael George were 7,331 shares;
Granted to Rayner, Rodney Alan were 7,273 shares; and

(b) the notional value of the aforesaid options and shares together with options and shares granted by the Company during previous financial years (and which had not vested as at 1 January 2003) have been amortised over the relevant vesting period. All options have been valued by independent valuers using the aforesaid modified Black-Scholes or Binomial option pricing model.

Note: The officers (including former officers) disclosed above were those executive officers within the consolidated entity responsible for strategic direction and senior operational management receiving the highest emoluments.

No options have been granted since the end of the financial year. Information in relation to shares issued as a result of the exercise of options over unissued shares is contained in Note 19 to the financial statements.

10. Indemnification

Article 177 of the Company's Constitution provides that the Company indemnifies each person who is or who has been an "officer" (as defined in the Corporations Act) of the Company against any liability to another person (other than the Company or a related body corporate) arising from their position as such officer, unless the liability arises out of conduct involving a lack of good faith. The Company has insured against amounts which it is liable to pay pursuant to Article 177 or which it otherwise agrees to pay by way of indemnity. Article 177 also provides for an indemnity in favour of an officer or auditor (KPMG) in relation to costs incurred in defending proceedings in which judgement is given in their favour or in which they are acquitted or the Court grants relief.

In conformity with Article 177, the Company is party to Deeds of Indemnity in favour of each of the Directors referred to in this report, who held office during the year and certain General Managers of the consolidated entity, being indemnities to the full extent permitted by law. There is no monetary limit to the extent of the indemnity under those Deeds and no liability has arisen thereunder during or since the financial year.

11. Rounding

Australian Securities and Investments Commission Class Order 98/100, dated 10 July 1998, applies to the Company and accordingly amounts have been rounded off in accordance with that Class Order, unless otherwise indicated.

This report is made on 24 February, 2004 in accordance with a resolution of the Directors.

Director
24 February, 2004

Director

STATEMENTS OF FINANCIAL PERFORMANCE

for the year ended 31 December 2003

	Note	Consolidated 2003 $million	Consolidated 2002 $million	Santos Ltd 2003 $million	Santos Ltd 2002 $million
Product sales	2	**1,465.0**	1,478.4	**616.3**	620.2
Cost of sales	3	**(974.4)**	(870.9)	**(356.6)**	(326.4)
Gross profit		**490.6**	607.5	**259.7**	293.8
Other revenue from ordinary activities	2	**154.4**	63.9	**126.2**	83.3
Other expenses from ordinary activities	3	**(179.5)**	(131.4)	**(108.3)**	(64.2)
Borrowing costs	4	**(34.6)**	(46.7)	**(84.0)**	(67.1)
Profit from ordinary activities before income tax expense		**430.9**	493.3	**193.6**	245.8
Income tax expense relating to ordinary activities	6	**(103.9)**	(171.2)	**(10.7)**	(73.4)
Net profit after income tax attributable to the shareholders of Santos Ltd		**327.0**	322.1	**182.9**	172.4
Net exchange differences relating to self-sustaining foreign operations	20	**(4.7)**	(5.8)	**–**	–
Total changes in equity from non-owner related transactions attributable to the shareholders of Santos Ltd		**322.3**	316.3	**182.9**	172.4
Earnings per share (cents)					
Basic	22	**52.1**	51.9		
Diluted	22	**51.5**	50.1		

The statements of financial performance are to be read in conjunction with the notes to the financial statements.

STATEMENTS OF FINANCIAL POSITION

as at 31 December 2003

		Consolidated		Santos Ltd	
		2003	2002	**2003**	2002
	Note	**$million**	$million	**$million**	$million
Current assets					
Cash		**111.1**	84.8	**52.9**	26.6
Receivables	8	**171.7**	279.4	**1,410.3**	1,640.1
Inventories	9	**112.4**	124.6	**53.2**	62.4
Other	10	**14.3**	36.2	**7.4**	9.7
Total current assets		**409.5**	525.0	**1,523.8**	1,738.8
Non-current assets					
Exploration and development expenditure	11	**2,945.3**	3,047.9	**903.6**	906.2
Land and buildings, plant and equipment	12	**1,840.8**	1,672.7	**673.1**	639.5
Other financial assets	13	**11.7**	32.7	**2,295.9**	1,865.8
Intangibles	14	**8.5**	17.5	**–**	–
Deferred tax assets		**1.4**	14.2	**0.8**	–
Other	10	**1.1**	10.8	**–**	–
Total non-current assets		**4,808.8**	4,795.8	**3,873.4**	3,411.5
Total assets		**5,218.3**	5,320.8	**5,397.2**	5,150.3
Current liabilities					
Payables	15	**291.3**	321.8	**655.0**	497.6
Deferred income		**8.9**	15.4	**2.0**	5.8
Interest-bearing liabilities	16	**45.4**	60.0	**1,411.7**	1,502.4
Current tax liabilities		**29.3**	53.8	**23.5**	30.9
Provisions	17	**55.3**	141.4	**47.5**	138.7
Other	18	**10.6**	–	**–**	–
Total current liabilities		**440.8**	592.4	**2,139.7**	2,175.4
Non-current liabilities					
Deferred income		**18.8**	21.3	**–**	–
Interest-bearing liabilities	16	**963.3**	1,187.7	**–**	–
Deferred tax liabilities		**535.8**	552.3	**454.2**	261.7
Provisions	17	**116.0**	103.2	**38.3**	32.9
Other	18	**55.7**	–	**–**	–
Total non-current liabilities		**1,689.6**	1,864.5	**492.5**	294.6
Total liabilities		**2,130.4**	2,456.9	**2,632.2**	2,470.0
Net assets		**3,087.9**	2,863.9	**2,765.0**	2,680.3
Equity					
Contributed equity	19	**1,893.1**	1,884.8	**1,893.1**	1,884.8
Foreign currency translation reserve	20	**(8.8)**	(4.1)	**–**	–
Retained profits	21	**1,203.6**	983.2	**871.9**	795.5
Total equity		**3,087.9**	2,863.9	**2,765.0**	2,680.3

The statements of financial position are to be read in conjunction with the notes to the financial statements.

STATEMENTS OF CASH FLOWS

for the year ended 31 December 2003

	Note	Consolidated 2003 $million	Consolidated 2002 $million	Santos Ltd 2003 $million	Santos Ltd 2002 $million
Cash flows from operating activities					
Receipts from customers		**1,637.3**	1,559.3	**683.0**	647.0
Dividends received		**0.4**	4.0	**0.4**	4.0
Interest received		**2.5**	4.7	**36.9**	40.0
Overriding royalties received		**17.0**	15.9	**22.1**	19.8
Insurance proceeds received		**–**	27.3	**–**	17.9
Pipeline tariffs and other receipts		**28.2**	30.0	**1.6**	17.4
Payments to suppliers and employees		**(439.9)**	(456.3)	**(186.4)**	(217.5)
Royalty, excise and PRRT payments		**(118.7)**	(100.3)	**(39.8)**	(35.9)
Borrowing costs paid		**(60.9)**	(71.6)	**(83.6)**	(67.7)
Income taxes paid		**(168.6)**	(192.2)	**(65.1)**	(72.7)
Net cash provided by operating activities	25	**897.3**	820.8	**369.1**	352.3
Cash flows from investing activities					
Payments for:					
Exploration		**(149.8)**	(127.3)	**(30.6)**	(36.8)
Delineation		**(75.0)**	(70.5)	**(29.5)**	(37.4)
Development		**(188.1)**	(201.7)	**(68.7)**	(82.8)
Land and buildings, plant and equipment		**(337.8)**	(293.6)	**(91.7)**	(106.5)
Acquisitions of oil and gas assets		**(7.6)**	(0.3)	**(1.5)**	–
Acquisitions of controlled entities		**(22.7)**	(151.6)	**(24.0)**	–
Share subscriptions in controlled entities		**–**	–	**(469.9)**	(215.6)
Restoration		**(2.6)**	(1.4)	**(0.3)**	(0.4)
Other investing activities		**–**	–	**–**	0.1
Proceeds from disposal of non-current assets		**108.0**	19.3	**62.7**	17.6
Proceeds from disposal of controlled entities		**22.4**	–	**3.9**	–
Net cash used in investing activities		**(653.2)**	(827.1)	**(649.6)**	(461.8)
Cash flows from financing activities					
Dividends paid		**(198.0)**	(193.2)	**(198.0)**	(193.2)
Proceeds from issues of ordinary shares		**8.3**	20.6	**8.3**	20.6
Net (repayment)/drawdown of borrowings		**(20.2)**	158.1	**–**	–
Receipts from controlled entities		**–**	–	**495.4**	290.8
Net cash (used in)/provided by financing activities		**(209.9)**	(14.5)	**305.7**	118.2
Net increase/(decrease) in cash		34.2	(20.8)	25.2	8.7
Cash at the beginning of the year		**84.8**	106.3	**26.6**	17.6
Effects of exchange rate changes on the balances of cash held in foreign currencies		**(7.9)**	(0.7)	**1.1**	0.3
Cash at the end of the year		**111.1**	84.8	**52.9**	26.6

The statements of cash flows are to be read in conjunction with the notes to the financial statements.

NOTES TO THE FINANCIAL STATEMENTS

for the year ended 31 December 2003

1. Statement of Accounting Policies

The significant accounting policies that have been adopted in the preparation of this financial report are:

(a) Basis of preparation

The financial report is a general purpose financial report prepared in accordance with applicable Accounting Standards, Urgent Issues Group Consensus Views, other authoritative pronouncements of the Australian Accounting Standards Board and the Corporations Act 2001. It has been prepared on the basis of historical costs and, except where stated, does not take into account changing money values or fair values of assets.

The accounting policies have been consistently applied by each entity in the consolidated entity and, except where there is a change in accounting policy as noted below, are consistent with those adopted in the previous financial year.

Changes in Accounting Policy

Employee Benefits

The consolidated entity has applied the revised AASB 1028 "Employee Benefits" for the first time from 1 January 2003.

The liability for wages, salaries and annual leave is now calculated using the remuneration rates the Company expects to pay as at each reporting date, not wage and salary rates current at reporting date.

The initial adjustments to the consolidated financial report as at 1 January 2003 as a result of this change are:

- $2.7 million (Santos Ltd: $2.6 million) increase in provision for employee benefits
- $1.9 million (Santos Ltd: $1.8 million) decrease in opening retained profits
- $0.8 million (Santos Ltd: $0.8 million) increase in future income tax benefit.

As a result of this change in accounting policy, employee benefits expense increased by $0.3 million (Santos Ltd: $0.3 million) and income tax expense decreased by $0.1 million (Santos Ltd: $0.1 million) for the current year to 31 December 2003.

Provisions and Contingent Liabilities

The consolidated entity has applied AASB 1044 "Provisions, Contingent Liabilities and Contingent Assets" for the first time from 1 January 2003.

Dividends are now recognised at the time they are declared, determined or publicly recommended. Previously, final dividends were recognised in the financial year to which they related, even though the dividends were announced after the end of that financial year.

The adjustments to the consolidated and Company financial reports as at 1 January 2003 as a result of this change are to increase opening retained profits, and to decrease opening provision for dividends by $93.3 million.

This change in accounting policy did not impact on profit or cash flows for the reporting period to 31 December 2003.

(b) Principles of consolidation

The consolidated financial statements include the financial statements of the Company, Santos Ltd being the parent entity, and its controlled entities ("the consolidated entity").

The balances and effects of all transactions between controlled entities are eliminated in full on consolidation.

Interests in unincorporated joint ventures are recognised by including in the financial statements under the appropriate headings the consolidated entity's proportion of the joint venture costs, assets and liabilities.

(c) Non-current assets

With the exception of exploration expenditure carried forward pertaining to areas of interest in the exploration stage (refer note 1(l)), the carrying amounts of non-current assets are reviewed to determine whether they are in excess of their estimated recoverable amount at balance date. If the carrying amount of a non-current asset exceeds the estimated recoverable amount, the asset is written down to the lower value. The write-down is expensed in the reporting period in which it occurs.

In assessing recoverable amounts, the relevant cash flows have not been discounted to their present value.

(d) Acquisition of assets

All assets acquired are recorded at their cost of acquisition, being the fair value of the consideration provided plus incidental costs directly attributable to the acquisition.

On acquisition of a controlled entity, the identifiable net assets acquired are recorded at their fair values. To the extent that there is excess purchase consideration representing goodwill, the goodwill is amortised using the straight line method over a period of 20 years. The unamortised balance of goodwill is reviewed at each balance date and charged against profit to the extent that the balance exceeds the value of expected future benefits.

Assets transferred between entities within the consolidated entity are recognised by the acquiring entity at fair value. Where the consideration agreed between the parties for a transfer does not equal the fair value of the transfer, the difference between the fair value and the consideration is recognised as revenue or expense by the acquiring entity.

(e) Foreign currency

Foreign currency transactions are translated to Australian currency at the rates of exchange in effect at the dates of the transactions. Amounts receivable and payable in foreign currencies at balance date are translated at the rate of exchange existing on that date. Exchange differences relating to amounts receivable or payable in foreign currencies are brought to account in the statements of financial performance in the period in which they arise.

Monetary assets and liabilities of integrated foreign operations are translated at the exchange rate existing at balance date, while non-monetary items and revenue and expense items are translated at exchange rates current when the transactions occurred. Exchange differences arising on the translation of monetary assets and liabilities are brought to account in the statement of financial performance.

Assets and liabilities of self-sustaining foreign operations are translated at the exchange rate existing at balance date. Equity items are translated at historical rates. The statements of financial performance are translated at a weighted average rate for the year. Exchange differences arising on translation are taken directly to the foreign currency translation reserve until the disposal of the operation.

(f) Derivative financial instruments

Hedges

The consolidated entity uses derivative financial instruments to hedge its exposure to changes in foreign exchange rates, commodity prices and interest rates arising in the normal course of business. The principal derivatives used are forward foreign exchange contracts, foreign currency swaps, foreign currency option contracts, interest rate swaps and options, commodity crude oil price swap and option contracts and natural gas swap and option

1. Statement of Accounting Policies (continued)

(f) Derivative financial instruments (continued)

contracts. Their use is subject to a comprehensive set of policies, procedures and limits approved by the Board of Directors. The consolidated entity does not trade in derivative financial instruments for speculative purposes.

Gains and losses on derivative financial instruments designated as hedges are accounted for on the same basis as the underlying exposures they are hedging.

The gains and losses on derivative financial instruments hedging specific purchase or sale commitments are deferred and included in the measurement of the purchase or sale.

Where hedge transactions are designated as a hedge of an anticipated specific purchase or sale, the gains or losses on the hedge arising up to the date of the anticipated transaction, together with any costs or gains arising at the time of entering into the hedge, are deferred and included in the measurement of the anticipated transaction when the transaction has occurred as designated. Any gains or losses on the hedge transaction after that date are included in the statement of financial performance. The net amounts receivable or payable under forward foreign exchange contracts and the associated deferred gains or losses are recorded on the statement of financial position from the inception of the hedge transaction.

Net investment in foreign operation

Exchange differences relating to amounts receivable or payable in foreign currencies forming part of the net investment in a self-sustaining foreign operation are transferred on consolidation to the foreign currency translation reserve.

(g) Revenue

Product sales, equipment rentals and pipeline tariffs, overriding royalties and other income are recognised when the goods and services are provided and the consolidated entity has a legally enforceable entitlement to the proceeds. Interest revenue is recognised as it accrues. Dividend income from controlled entities is recognised as revenue as dividends are declared and from other parties as dividends are received.

The gross proceeds of non-current asset sales are included as revenue at the date control of the asset passes to the buyer, usually when an unconditional contract of sale is signed. The gain or loss on disposal is calculated as the difference between the carrying amount of the asset at the time of disposal and the net proceeds on disposal (including incidental costs).

(h) Goods and services tax

Revenues, expenses and assets are recognised net of the amount of goods and services tax ("GST"), except where the amount of GST incurred is not recoverable from the Australian Tax Office ("ATO"). In these circumstances the GST is recognised as part of the cost of acquisition of the asset or as part of the expense.

Receivables and payables are stated with the amount of GST included.

The net amount of GST recoverable from, or payable to, the ATO is included as a current asset or liability in the statements of financial position.

Cash flows are included in the statements of cash flows on a gross basis. The GST components of cash flows arising from investing and financing activities which are recoverable from, or payable to, the ATO are classified as operating cash flows.

(i) Cash

For the purposes of the statements of cash flows, cash includes cash on hand, cash at bank and short-term deposits at call.

(j) Receivables

Trade debtors and other receivables are recorded at amounts due. A provision is made for any doubtful debts based on a review of collectability of outstanding amounts at balance date. Bad debts are written off in the period they are identified.

(k) Inventories

Inventories are valued at the lower of cost and net realisable value after provision is made for obsolescence. Cost is determined as follows:

(i) drilling and maintenance stocks, which include plant spares, maintenance and drilling tools used for ongoing operations, are valued at average cost; and

(ii) petroleum products, which comprise extracted crude oil, liquefied petroleum gas, condensate and naphtha stored in tanks and pipeline systems and processed sales gas and ethane stored in subsurface reservoirs, are valued using the absorption cost method.

(l) Exploration and development expenditure

Exploration and development expenditures in respect of each area of interest are accumulated and carried forward if either:

(i) such expenditure is expected to be recouped through successful development and commercial exploitation of the area of interest; or

(ii) the exploration activities in the area of interest have not yet reached a stage which permits reasonable assessment of the existence of economically recoverable reserves and active and significant operations in, or in relation to, the area of interest are continuing.

When an area of interest is abandoned or if Directors consider the expenditure to be of reduced or no further value, accumulated exploration expenditure is written down or off in the period in which such a decision is made.

(m) Borrowings

Borrowings are carried on the statements of financial position at their principal amount. Interest is accrued at the contracted rate.

(n) Leases

Operating lease payments, where the lessor effectively retains substantially all the risks and benefits of ownership of the leased items, are expensed on a straight line basis over the term of the lease.

(o) Capitalisation of borrowing costs

Pre-production borrowing costs, including interest, finance charges and foreign currency exchange gains and losses relating to major plant and equipment projects under development and construction up to the date of commencement of commercial operations, are capitalised and amortised over the expected useful lives of the facilities. Where funds are borrowed specifically for qualifying projects the actual borrowing costs incurred are capitalised. Where the projects are funded through general borrowings the borrowing costs are capitalised based on the weighted average borrowing rate, which for the year ended 31 December 2003 was 4.91% (2002: 5.38%).

Borrowing costs incurred in respect of completed projects are expensed.

(p) Deferred income

A liability is recorded for obligations under sales contracts to deliver natural gas in future periods for which payment has already been received.

(q) Depreciation and depletion

Depreciation charges are calculated to write-off the carrying value of buildings, plant and equipment over their estimated useful lives to the entity. Depreciation of onshore buildings, plant and equipment assets is calculated using the straight line method of depreciation. The estimated useful lives to the entity will vary for each asset depending on projected average rate of usage, degree of technical obsolescence, expected commercial life and the period of time during which the right or entitlement to the asset exists. The depreciation rates are reviewed and reassessed periodically in light of technical and economic developments.

The useful lives for each class of onshore asset will vary depending on their individual technical and economic characteristics but will generally fall within the following ranges:

- Plant and equipment

– Computer equipment	3 – 5 years
– Motor vehicles	4 – 7 years
– Furniture and fittings	10 – 20 years
– Pipelines	10 – 30 years
– Plant and facilities	10 – 50 years

- Buildings 20 – 50 years

Depreciation of offshore plant and equipment is calculated using a unit of production method which will proportionately depreciate the assets over the life of the Proven plus Probable ("2P") reserves on a field by field basis.

Depletion charges are calculated using a unit of production method which will amortise, over the life of the 2P reserves, exploration and development expenditure together with future costs necessary to develop the reserves in the respective areas of interest.

Depletion is not charged on costs carried forward in respect of areas of interest in the development stage until production commences.

(r) Restoration

Provisions are made for environmental restoration of areas of interest where gas and petroleum production is undertaken. Such provisions recognise the estimated future restoration obligations incrementally over the life of the reserves on a unit of production basis. The estimated future obligations include removing of facilities, abandoning of wells and restoring the affected areas. Estimates for the future restoration obligations are reviewed and reassessed regularly, based on current legal requirements and technology and are measured in current dollars on an undiscounted basis. Adjustments to the provisions are made on a prospective basis.

(s) Employee benefits

The provisions for employee benefits for wages, salaries and annual leave expected to be settled within 12 months of the year-end represent present obligations resulting from employees services provided to reporting date, calculated at undiscounted amounts based on remuneration wage and salary rates that the consolidated entity expects to pay as at reporting date including related on-costs.

Long service leave is provided in respect of all employees, based on the present value of the estimated future cash outflow to be made resulting from employees' services up to balance date. The provision is calculated using expected future increases in wage and salary rates including related on-costs and expected settlement dates, and is discounted using the rates attached to the Commonwealth Government bonds at reporting date which most closely match the terms of maturity of the related liabilities.

The Company and several controlled entities contribute to a number of defined benefit and cash accumulation superannuation plans. Contributions are recognised as an expense as they are made.

(t) Employee share ownership plans

The Company operates a number of share ownership plans.

Shares issued under the Santos Executive Share Plan, Santos Executive Share Option Plan and the Santos Employee Share Purchase Plan are recorded as contributed equity at the fair value of the consideration received, if any.

The value of the shares issued to eligible employees under the Santos Employee Share Acquisition Plan is expensed over a three-year period.

(u) Income tax

Tax effect accounting is applied whereby the income tax charged in the statements of financial performance is matched with the accounting profit after allowing for permanent differences. Income tax on timing differences, which arise from items being brought to account in different periods for income tax and accounting purposes, is carried forward in the statements of financial position as a deferred tax asset or deferred tax liability. Future income tax benefits relating to entities which incur losses are brought to account where realisation of the benefits is considered to be virtually certain.

Santos Ltd is the head entity in the tax-consolidated group comprising all the Australian resident wholly-owned controlled entities set out in note 23. The implementation date for the tax-consolidated group is 1 January 2003. The Company intends to advise the Commissioner of Taxation of its intention to form a consolidated group by the due date.

The head entity recognises all of the current and deferred tax assets and liabilities of the tax-consolidated group.

The tax-consolidated group has entered into a tax funding agreement that requires wholly-owned subsidiaries to make contributions to the head entity for tax liabilities and deferred tax balances arising from external transactions occurring after implementation of tax consolidation and provides for the transition of subsidiaries into the tax-consolidated group.
The contributions are calculated as a percentage of profit from ordinary activities before income tax expense. Contributions are payable following payment of the liabilities by Santos Ltd. The assets and liabilities arising under the tax funding agreement are recognised as intercompany assets and liabilities with a consequential adjustment to income tax expense or revenue.

The tax-consolidated group has also entered into a tax sharing agreement pursuant to which the wholly-owned subsidiaries may be required to contribute to the tax liabilities of Santos Ltd in the event of default by Santos Ltd or upon leaving the group.

	Consolidated		Santos Ltd	
	2003	2002	**2003**	2002
2. Revenue from Ordinary Activities	**$million**	$million	**$million**	$million
Product sales:				
Gas and ethane	**720.8**	659.6	**306.1**	295.0
Crude oil	**477.7**	550.1	**175.7**	191.6
Condensate/naphtha	**150.0**	156.0	**63.8**	64.7
Liquefied petroleum gas	**116.5**	112.7	**70.7**	68.9
	1,465.0	1,478.4	**616.3**	620.2
Other:				
Overriding royalties	**13.3**	15.6	**18.4**	21.7
Equipment rentals, pipeline tariffs and other	**7.6**	20.5	**3.9**	–
Interest revenue:				
Controlled entities	**–**	–	**35.5**	37.0
Other entities	**2.5**	4.5	**1.4**	3.0
Dividends from other entities	**0.4**	4.0	**0.4**	4.0
Proceeds from sale of non-current assets	**108.0**	19.3	**62.7**	17.6
Proceeds from sale of controlled entities	**22.6**	–	**3.9**	–
	154.4	63.9	**126.2**	83.3

3. Expenses from Ordinary Activities				
Cost of sales:				
Production costs	**275.5**	260.7	**104.7**	96.4
Pipeline tariffs and tolls	**33.3**	30.9	**3.2**	0.2
Royalty, excise and PRRT	**131.4**	108.7	**41.6**	40.4
Depreciation, depletion and amortisation	**528.8**	466.1	**194.7**	174.8
Third party gas purchases	**5.4**	4.5	**12.4**	14.6
	974.4	870.9	**356.6**	326.4
Other:				
Selling, general and administrative expenses:				
Operating expenses	**41.6**	37.7	**34.1**	30.8
Depreciation and amortisation	**2.8**	3.0	**1.1**	0.5
Write-down of investment in controlled entities	**–**	–	**40.8**	10.2
Write-down of investment in listed shares	**4.4**	2.3	**4.4**	2.3
	48.8	43.0	**80.4**	43.8
Book value of non-current assets sold	**52.9**	13.1	**16.9**	11.8
Book value of controlled entities sold	**18.1**	–	**4.9**	–
Write-down of exploration expenditure	**59.7**	75.3	**6.1**	8.6
	179.5	131.4	**108.3**	64.2

4. Borrowing Costs				
Interest expense:				
Controlled entities	**–**	–	**83.6**	67.7
Other entities	**57.2**	70.9	**0.4**	–
Less interest capitalised	**(22.6)**	(24.2)	**–**	(0.6)
	34.6	46.7	**84.0**	67.1

5. Profit from Ordinary Activities	Consolidated 2003 $million	Consolidated 2002 $million	Santos Ltd 2003 $million	Santos Ltd 2002 $million
(a) Profit from ordinary activities before tax includes the following items classified as part of cost of sales and/or selling, general and administrative expenses				
Depreciation, depletion and amortisation:				
Depletion of exploration and development expenditure	**333.8**	310.9	**119.7**	113.3
Depreciation of plant and equipment	**168.7**	126.1	**69.1**	53.8
Depreciation of buildings	**3.3**	5.3	**1.8**	4.0
Future restoration costs	**16.8**	17.0	**5.2**	4.2
Amortisation of capitalised leases	**–**	0.8	**–**	–
Amortisation of goodwill	**9.0**	9.0	**–**	–
	531.6	469.1	**195.8**	175.3
Charges to provisions:				
Doubtful debts	**0.2**	(0.5)	**0.1**	(0.5)
Stock obsolescence	**1.0**	0.2	**0.2**	–
Employee entitlements and non-executive Directors' retirement benefits	**6.7**	7.2	**6.2**	6.7
Operating lease rentals	**45.6**	53.8	**22.5**	24.4
(Profit)/loss on disposal of other non-current assets	**(55.1)**	(6.2)	**(45.8)**	(5.8)
(Profit)/loss on disposal of controlled entities	**(4.5)**	–	**1.0**	–
(b) Individually significant expenses/(gains) included in profit from ordinary activities before income tax				
Write-down of exploration expenditure	**59.7**	75.3	**6.1**	8.6
Accelerated depreciation – Heytesbury plant	**20.2**	–	**–**	–
Gain on sale of investment in listed shares	**(45.8)**	–	**(45.8)**	–
	34.1	75.3	**(39.7)**	8.6

6. Taxation				
Income tax attributable to profit from ordinary activities				
The prima facie income tax attributable to profit from ordinary activities differs from income tax expense and is calculated as follows:				
Prima facie income tax at 30% (2002: 30%)	**129.3**	148.0	**58.1**	73.7
Tax effect of permanent and other differences which increase/(decrease) income tax expense:				
Non-deductible depletion, depreciation and amortisation	**18.9**	16.2	**2.5**	–
Rebate on dividend income	**–**	(1.2)	**–**	(1.2)
Other	**9.0**	(9.3)	**10.1**	0.6
Individually significant income tax items				
Write-down of exploration expenditure	**15.5**	17.5	**1.4**	0.3
Gain on sale of investments in listed shares	**(13.8)**	–	**(13.8)**	–
Tax benefit arising from reduced deferred tax balances upon entering into Australian tax consolidation regime	**(55.0)**	–	**(55.0)**	–
Income tax expense allocated to wholly-owned subsidiaries under tax funding agreement	**–**	–	**(131.1)**	–
Income tax expense relating to transactions, events and balances of wholly-owned subsidiaries in the tax-consolidated group	**–**	–	**138.5**	–
	103.9	171.2	**10.7**	73.4
Income tax comprises amounts set aside to:				
Provision for current income tax	**144.1**	154.2	**126.1**	64.2
Deferred tax liability	**(53.0)**	(14.1)	**15.7**	9.2
Deferred tax asset	**12.8**	31.1	**–**	–
Tax related receivable from wholly-owned subsidiaries	**–**	–	**(131.1)**	–
	103.9	171.2	**10.7**	73.4

Tax Consolidation

As a consequence of the substantive enactment of the tax consolidation legislation and the consolidated entity's implementation date being 1 January 2003, the consolidated entity has applied UIG 52 "Income Tax Accounting under the Tax Consolidation System".

In Santos Ltd, the effect of the initial adjustments at 1 January 2003 is:

- an increase in deferred tax liabilities transferred from wholly-owned subsidiaries in the tax-consolidated group of $183.7 million,
- a tax related intercompany receivable of $183.7 million, and
- a decrease in income tax expense of $55.0 million.

In Santos Ltd, the total effect for the year ended 31 December 2003 is:

- an increase in deferred tax liabilities of $207.9 million,
- a decrease in current tax liabilities of $1.3 million,
- a decrease in income tax expense of $47.6 million, and
- an increase in tax related intercompany receivables of $314.8 million.

In future periods Santos Ltd will recognise all current and deferred tax assets and liabilities of the tax-consolidated group.

7. Dividends	Consolidated 2003 $million	Consolidated 2002 $million	Santos Ltd 2003 $million	Santos Ltd 2002 $million
Dividends provided for or paid by the Company				
Preferential, non-cumulative dividend of $3.2760 per reset convertible preference share paid on 31 March 2003, pro rata from 30 September 2002 to 31 December 2003, fully franked	–	5.9	–	5.9
Preferential, non-cumulative dividend of $3.2760 per reset convertible preference share paid on 31 March 2003, fully franked (2002: $2.1060 per share paid on 2 April 2002, fully franked)	**11.5**	7.4	**11.5**	7.4
Preferential, non-cumulative dividend of $3.2940 per reset convertible preference share paid on 30 September 2003, fully franked (2002: $3.2940 per share paid on 30 September 2002, fully franked)	**11.5**	11.5	**11.5**	11.5
Final dividend of 15.0 cents per ordinary share payable on 31 March 2003, fully franked	–	87.4	–	87.4
Final 2002 dividend of 15.0 cents per ordinary share paid on 31 March 2003, fully franked	**87.4**	–	**87.4**	–
Interim dividend of 15.0 cents per ordinary share paid on 30 September 2003, fully franked (2002: 15.0 cents per share, fully franked)	**87.6**	87.4	**87.6**	87.4
	198.0	199.6	**198.0**	199.6
Subsequent to reporting date				
Since the end of the financial year, the Directors have declared the following dividends payable on 31 March 2004:				
Final 2003 dividend of 15.0 cents per ordinary share, fully franked	**87.7**			
Preferential, non-cumulative dividend of $3.2940 per reset convertible preference share, fully franked	**11.5**			
	99.2			

The financial effect of these dividends has not been brought to account in the consolidated financial statements for the year ended 31 December 2003.

Franking credits				
Balance of franking account credits at 30% available for future distribution, after adjusting for franking credits which will arise from the payment of the current income tax provision at 31 December 2003	**358.3**	272.9	**358.3**	123.7

Tax Consolidation Legislation

From 1 January 2003, Santos Ltd and its Australian resident wholly-owned controlled entities adopted the tax consolidation legislation which requires a tax-consolidated group to keep a single franking account. The amount of Santos Ltd franking credits available to shareholders disclosed at 31 December 2003 has been measured under the new tax consolidation legislation.

The comparative information for Santos Ltd has not been restated for this change in measurement. Had the comparative information been calculated on the new basis, the Santos Ltd "franking credits available" balance as at 31 December 2002 would have been $272.9 million.

8. Receivables				
Trade debtors	**144.3**	208.9	**88.1**	104.9
Sundry debtors	**29.1**	72.8	**12.6**	21.0
Less provision for doubtful debts	**(1.7)**	(2.3)	**(0.7)**	(0.6)
Amounts owing by controlled entities	–	–	**995.5**	1,514.8
Tax related balances owing by controlled entities	–	–	**314.8**	–
	171.7	279.4	**1,410.3**	1,640.1

9. Inventories				
Petroleum products	**73.7**	84.5	**35.9**	45.5
Drilling and maintenance stocks	**45.9**	46.8	**18.9**	18.3
Less provision for obsolescence	**(7.2)**	(6.7)	**(1.6)**	(1.4)
	112.4	124.6	**53.2**	62.4

	Consolidated		Santos Ltd	
10. Other Assets	**2003 $million**	2002 $million	**2003 $million**	2002 $million
Current				
Deferred foreign currency fluctuations on borrowings	**-**	19.5	**-**	-
Prepayments	**14.3**	11.9	**7.4**	6.9
Security deposit	**-**	4.8	**-**	2.8
	14.3	36.2	**7.4**	9.7
Non-current				
Deferred foreign currency fluctuations on borrowings	**-**	9.7	**-**	-
Other	**1.1**	1.1	**-**	-
	1.1	10.8	**-**	-
11. Exploration and Development Expenditure				
At cost	**5,613.1**	5,533.0	**1,859.4**	1,742.3
Less accumulated depletion	**(2,667.8)**	(2,485.1)	**(955.8)**	(836.1)
	2,945.3	3,047.9	**903.6**	906.2
Movements during the year				
Areas in which production has commenced				
Cost at the beginning of the year	**5,108.8**	4,642.2	**1,624.3**	1,476.3
Expenditure incurred during the year	**277.5**	354.7	**92.6**	117.5
Acquisitions	**19.5**	125.1	**1.6**	-
Disposals	**(16.0)**	(1.0)	**-**	-
Foreign currency translation	**(231.6)**	(71.3)	**-**	-
Expenditure transferred from areas in the exploration and development stage	**36.3**	59.1	**33.9**	30.5
Expenditure written off during the year	**(3.9)**	-	**-**	-
Cost at the end of the year	**5,190.6**	5,108.8	**1,752.4**	1,624.3
Less accumulated depletion	**(2,667.8)**	(2,485.1)	**(955.8)**	(836.1)
	2,522.8	2,623.7	**796.6**	788.2
Areas in the exploration and development stage				
Cost at the beginning of the year	**424.2**	446.1	**118.0**	124.1
Expenditure incurred during the year	**109.6**	87.2	**29.0**	43.0
Acquisitions	**0.4**	37.1	**-**	-
Disposals	**(17.7)**	(10.0)	**-**	(10.0)
Foreign currency translation	**(1.9)**	(1.8)	**-**	-
Expenditure transferred to areas where production has commenced	**(36.3)**	(59.1)	**(33.9)**	(30.5)
Expenditure written off during the year	**(55.8)**	(75.3)	**(6.1)**	(8.6)
Cost at the end of the year	**422.5**	424.2	**107.0**	118.0
Total exploration and development expenditure	**2,945.3**	3,047.9	**903.6**	906.2
12. Land and Buildings, Plant and Equipment				
Land and buildings				
At cost	**94.7**	89.6	**52.3**	49.0
Less accumulated depreciation	**(47.7)**	(44.4)	**(33.0)**	(30.5)
	47.0	45.2	**19.3**	18.5
Plant and equipment				
At cost	**3,576.1**	3,246.1	**1,642.1**	1,538.1
Less accumulated depreciation	**(1,782.3)**	(1,618.6)	**(988.3)**	(917.1)
	1,793.8	1,627.5	**653.8**	621.0
Total land and buildings, plant and equipment	**1,840.8**	1,672.7	**673.1**	639.5
Movements during the year				
Land and buildings				
Balance at the beginning of the year	**45.2**	43.5	**18.5**	18.6
Additions	**5.1**	7.0	**2.6**	3.9
Depreciation expense	**(3.3)**	(5.3)	**(1.8)**	(4.0)
Balance at the end of the year	**47.0**	45.2	**19.3**	18.5
Plant and equipment				
Balance at the beginning of the year	**1,627.5**	1,435.0	**621.0**	566.3
Additions	**358.1**	312.0	**102.2**	110.9
Acquisitions	**13.5**	10.9	**-**	-
Disposals	**(32.2)**	(2.7)	**(0.3)**	(2.4)
Depreciation expense	**(168.7)**	(126.9)	**(69.1)**	(53.8)
Foreign currency translation	**(4.4)**	(0.8)	**-**	-
Balance at the end of the year	**1,793.8**	1,627.5	**653.8**	621.0

	Consolidated		Santos Ltd	
	2003	2002	**2003**	2002
13. Other Financial Assets	**$million**	$million	**$million**	$million
Investments in controlled entities	**–**	–	**2,284.9**	1,833.8
Investments in other entities:				
Listed shares at cost	**1.2**	17.8	**0.5**	17.1
Listed shares at recoverable amount	**10.5**	14.9	**10.5**	14.9
	11.7	32.7	**2,295.9**	1,865.8
Market value of investments in listed shares	**16.2**	73.8	**11.7**	71.7
14. Intangibles				
Goodwill, at cost	**160.2**	160.2	**–**	–
Less accumulated amortisation	**(151.7)**	(142.7)	**–**	–
	8.5	17.5	**–**	–
15. Payables				
Trade creditors	**242.6**	284.7	**95.3**	95.1
Sundry creditors and accruals	**48.7**	37.1	**18.4**	6.3
Amounts owing to controlled entities	**–**	–	**541.3**	396.2
	291.3	321.8	**655.0**	497.6
16. Interest-Bearing Liabilities				
Current				
Amounts owing to controlled entities	**–**	–	**1,411.7**	1,502.4
Long-term notes	**45.4**	60.0	**–**	–
	45.4	60.0	**1,411.7**	1,502.4
Non-current				
Commercial paper	**110.0**	6.0	**–**	–
Medium-term notes	**20.0**	20.0	**–**	–
Long-term notes	**833.3**	1,161.7	**–**	–
	963.3	1,187.7	**–**	–

Details of major credit facilities

(a) Bank loans

The consolidated entity has access to the following committed revolving facilities:

Revolving facilities at 31 December 2003

Year of maturity	**Currency**	**Amount A$million**
2004	Multi option	100.0
2005	Multi option	75.0
2006	Multi option	125.0
2007	Multi option	175.0
2008	Multi option	50.0
		525.0

Bank loans bear interest at the relevant interbank reference rate plus 0.25% to 0.48%. The amount drawn at 31 December 2003 is $nil (2002: $nil).

(b) Commercial paper

The consolidated entity has commercial paper programs based in Hong Kong and Australia. The programs which total US$200.0 million (2002: US$200.0 million) (Euro Commercial Paper) and A$800.0 million (2002: A$800.0 million) (Promissory Notes) are supported by the revolving facilities referred to in (a) above. At 31 December 2003, A$110.0 million (2002: A$6.0 million) equivalent of commercial paper is on issue and the weighted average annual effective interest rate is 5.50% (2002: 5.08%).

(c) Medium-term notes

The consolidated entity has a A$500.0 million (2002: A$500.0 million) domestic medium-term note program. At 31 December 2003, A$20.0 million (2002: A$20.0 million) of medium-term notes have been issued at fixed rate and swapped into floating rates of interest of 6.20% (2002: 5.63%), maturing in 2008.

(d) Long-term notes

US$170.0 million of long-term notes were issued to institutional investors in 1993 at an annual effective interest rate of 6.95% and repayable in five annual US dollar instalments which commenced in December 2001. As at 31 December 2003 US$68.0 million (A$90.8 million) remains outstanding (2002: US$102.0 million equivalent to A$180.0 million). A further US$290.0 million (A$387.3 million) (2002: US$290.0 million equivalent to A$512.0 million) of long-term notes were issued to institutional investors in 2000 at an annual effective interest rate of 8.37% and are repayable at varying maturity dates between 2007 and 2015. In addition US$300.0 million (A$400.6 million) (2002: US$300.0 million equivalent to A$529.7 million) of long-term notes were issued to institutional investors in 2002 at an annual effective interest rate of 6.11% and are repayable at varying maturity dates between 2009 and 2022.

The consolidated entity has entered into interest rate swap contracts to manage the exposure to interest rates. This has resulted in a weighted average interest rate on interest-bearing liabilities of 4.72% as at 31 December 2003 (2002: 5.14%), refer note 33(b). All facilities are unsecured and arranged through a controlled entity, Santos Finance Ltd, and are guaranteed by Santos Ltd.

	Consolidated		Santos Ltd	
17. Provisions	**2003 $million**	2002 $million	**2003 $million**	2002 $million
Current				
Dividends	**–**	93.3	**–**	93.3
Employee benefits	**47.7**	44.6	**46.3**	43.7
Future restoration costs	**7.6**	2.9	**1.2**	1.1
Non-executive Directors' retirement benefits	**–**	0.6	**–**	0.6
	55.3	141.4	**47.5**	138.7
Non-current				
Future restoration costs	**113.7**	101.5	**36.0**	31.2
Non-executive Directors' retirement benefits	**2.3**	1.7	**2.3**	1.7
	116.0	103.2	**38.3**	32.9

Non-executive Directors' retirement benefits

Santos Ltd provides for retirement benefits for non-executive Directors pursuant to the terms of agreements approved by shareholders at the Annual General Meeting of Santos Ltd on 9 May 1989.

	Consolidated 2003 $million	Santos Ltd 2003 $million
Reconciliations		
Reconciliations of the carrying amounts of each class of provision, except for employee benefits and restoration provision, are set out below:		
Dividends		
Carrying amount at beginning of year	**93.3**	**93.3**
Adjustment on adoption of AASB 1044 "Provisions, Contingent Liabilities and Contingent Assets"	**(93.3)**	**(93.3)**
Provisions made during the year		
Final dividend 2002	**98.9**	**98.9**
Interim dividend 2003	**99.1**	**99.1**
Payments made during the period	**(198.0)**	**(198.0)**
Carrying amount at the end of year	**–**	**–**
Non-executive Directors' Retirement Benefits – Current		
Carrying amount at beginning of year	**0.6**	**0.6**
Provisions made during the year	**(0.2)**	**(0.2)**
Payments made during the year	**(0.4)**	**(0.4)**
Carrying amount at end of year	**–**	**–**
Non-executive Directors' Retirement Benefits – Non-Current		
Carrying amount at beginning of year	**1.7**	**1.7**
Provisions made during the year	**0.6**	**0.6**
Carrying amount at end of year	**2.3**	**2.3**

18. Other Liabilities	Consolidated 2003 $million	Consolidated 2002 $million	Santos Ltd 2003 $million	Santos Ltd 2002 $million
Deferred foreign currency fluctuations on borrowings:				
Current	**10.6**	–	–	–
Non-current	**55.7**	–	–	–

The deferred foreign currency fluctuations on US dollar borrowings designated as hedges reflect the deferred gains arising from the movement of the Australian dollar against the US dollar from the inception of the drawdown of the borrowings to balance date.

Deferred foreign currency fluctuation losses of $29.2 million ($19.5 million current and $9.7 million non-current) were included in other assets in 2002.

19. Contributed Equity	Consolidated 2003 $million	Consolidated 2002 $million	Santos Ltd 2003 $million	Santos Ltd 2002 $million
Share capital				
584,475,013 (2002: 582,782,293) ordinary shares, fully paid	**1,550.8**	1,542.5	**1,550.8**	1,542.5
231,000 (2002: 266,750) ordinary shares, paid to one cent	–	–	–	–
3,500,000 (2002: 3,500,000) reset convertible preference shares	**342.3**	342.3	**342.3**	342.3
	1,893.1	1,884.8	**1,893.1**	1,884.8

Movement in fully paid ordinary shares

	Note	2003 Number of shares	2002 Number of shares	2003 $million	2002 $million
Balance at the beginning of the year		**582,782,293**	578,797,345	**1,542.5**	1,521.9
Santos Executive Share Plan	(a)	**35,750**	222,500	**0.1**	0.6
Santos Employee Share Acquisition Plan	(b)	**254,106**	219,648	**1.5**	1.4
Santos Employee Share Purchase Plan	(c)	**152,864**	57,800	**1.0**	0.3
Shares issued on exercise of options	(d)	**1,250,000**	3,485,000	**5.7**	18.3
Balance at the end of the year		**584,475,013**	582,782,293	**1,550.8**	1,542.5
Movement in reset convertible preference shares					
Balance at the beginning of the year		**3,500,000**	3,500,000	**342.3**	342.3
Shares issued	(f)	–	–	–	–
Balance at the end of the year		**3,500,000**	3,500,000	**342.3**	342.3

The market price of the Company's ordinary shares on 31 December 2003 was $6.87 (2002: $6.02).

(a) Santos Executive Share Plan

The Santos Executive Share Plan was approved by shareholders in general meeting on 22 December 1987.

In essence, the Plan involves the Company issuing to employees selected by the Board ("the Executives"), a number of ordinary shares in the capital of the Company determined by the Board. There are two categories of Plan Shares which have been issued to Executives, Plan 2 Shares and Plan 0 Shares, each initially issued as partly paid shares, paid to one cent.

The Plan allows for calls to be made at the instigation of the Company in certain specified events or at the request of the Executive. While partly paid, the Plan Shares are not transferable, carry no voting right and no entitlement to dividend but are entitled to participate in any bonus or rights issue. The price payable for shares issued under the Plan varies according to the event giving rise to a call being made. Market price at the time of the call is payable on the issued Plan 2 Shares if the Executive resigns within two years from the date of issue or is dismissed. After a restriction period of two years, the price payable upon a call being made on the issued Plan 2 Shares is the lower of two-thirds of the market price on the date of allotment and the highest sale price on the day prior to the date of the call. The price payable on the issued Plan 0 Shares is the lowest of market price on the date of allotment, the date of the call and the date 14 days thereafter.

Since its inception, some 101 Executives have participated in the Plan and 2,012,500 Plan 0 and 1,999,500 Plan 2 Shares have been issued, principally on: 22 December 1987; 7 February and 5 December 1989; and 24 December 1990. At the beginning of the financial year there were 144,500 Plan 0 and 122,250 Plan 2 Shares on issue. During the financial year, no issue of Plan Shares was made and at balance date no offer to an Executive was outstanding. During the financial year 28,750 Plan 0 and 7,000 Plan 2 Shares were fully paid and aggregate proceeds of $125,652 received by the Company. As at 31 December 2003 there were 14 holders of the outstanding 115,750 Plan 0 Shares and 13 holders of the outstanding 115,250 Plan 2 Shares.

In 1997 the Board determined that the Plan be discontinued and, accordingly, there has been no further issues of shares under the Plan.

(b) Santos Employee Share Acquisition Plan

The Santos Employee Share Acquisition Plan was approved by shareholders at the Annual General Meeting on 15 May 1997 and its continuation, with amendment, approved at the Annual General Meeting on 5 May 2000.

Broadly, permanent employees with at least a minimum period of service determined by Directors as at the offer date (one year of completed service for issues so far) are eligible to acquire shares under this Plan. Executives participating in the Santos Executive Share Option Plan (refer note 19(d)), casual employees and Directors of the Company are excluded from participating in this Plan. Employees are not eligible to participate under the Plan while they are resident overseas unless the Board decides otherwise.

The Plan provides for free grants of fully paid ordinary shares in the capital of the Company up to a value determined by the Board, which, to date has been $1,000 per annum per eligible employee. A trustee is funded by the Company and its subsidiaries to acquire shares direct from the Company or on market. The shares are then allotted to a trustee to hold for eligible employees who have made applications under the Plan.

The employee's ownership of shares allocated under the Plan, and his or her right to deal with them, are subject to restrictions until the earlier of the expiration of the restriction period determined by the Board (being three years) and the time when he or she ceases to be an employee. Participants are entitled to instruct the trustee as to the exercise of voting rights, receive dividends and participate in bonus and rights issues during the restriction period. Shares are granted to eligible employees for no consideration.

Summary of share movements in the Plan:

	Opening balance	Granted during the year		Distributions during the year		Closing balance	
Grant dates	Number	Number of shares	Fair value per share $	Number	Fair value aggregate $	Number	Fair value aggregate $
2003							
25 August 2000	192,950	–	–	192,950	1,163,949	–	–
24 August 2001	196,552	–	–	18,644	111,036	177,908	1,222,228
2 September 2002	216,840	–	–	21,216	126,185	195,624	1,343,937
2 September 2003	–	254,106	5.84	11,115	67,943	242,991	1,669,348
	606,342	254,106		243,925	1,469,113	616,523	4,235,513
2002							
26 August 1999	229,690	–	–	229,690	1,463,220	–	–
25 August 2000	209,440	–	–	16,490	100,422	192,950	1,161,559
24 August 2001	215,986	–	–	19,434	118,753	196,552	1,183,243
2 September 2002	–	219,648	6.40	2,808	17,235	216,840	1,305,377
	655,116	219,648		268,422	1,699,630	606,342	3,650,179

The fair value of shares granted to the trust during year, and the consideration received by the Company from the trust, is the weighted average sale price of the Company's ordinary shares on the Australian Stock Exchange during the one week period up to and including the Grant Date. The fair value of shares distributed from the trust during the year and remaining in the trust at the end of the financial year is the market price of shares of the Company on the Australian Stock Exchange as at close of trading on the respective dates.

Distributions during the year occurred at various dates throughout the year and therefore have not been separately listed.

The amounts recognised in the financial statements of the consolidated entity and the Company in relation to the Santos Employee Share Acquisition Plan during the year were:

	Consolidated		Santos Ltd	
	2003 $million	2002 $million	**2003 $million**	2002 $million
Employee expenses	**1.4**	1.4	**1.4**	1.4
Issued ordinary share capital	**1.5**	1.4	**1.5**	1.4

At 31 December 2003, the total number of shares acquired under the Plan since its commencement was 1,717,273.

19. Contributed Equity (continued)

(c) Santos Employee Share Purchase Plan

The Santos Employee Share Purchase Plan was approved by shareholders at the Annual General Meeting on 15 May 1997 and its continuation, with amendment, approved at the Annual General Meeting on 5 May 2000. The Plan is open to all employees (other than a casual employee or Director of the Company) determined by the Board who are continuing employees at the date of the offer. However, employees who are not resident in Australia at the time of an offer under the Plan will not be eligible to participate in that offer unless the Board otherwise decides.

General Employee Participation

Under the Plan, eligible employees may be offered the opportunity to subscribe for or acquire fully paid ordinary shares in the capital of the Company at a discount to market price, subject to restrictions, including on disposal, determined by the Board (which has been a period of one year for issues so far). The subscription or acquisition price is Market Value (being the weighted average sale price of the Company's ordinary shares on the Australian Stock Exchange during the one week period up to and including the offer date) less any discount determined by the Board (5% for issues so far). At the discretion of the Board, financial assistance may be provided to employees to subscribe for and acquire shares under the Plan. Participants are entitled to vote, receive dividends and participate in bonus and rights issues while the shares are restricted.

Senior Executive Long Term Incentive

During the year, selected senior executives of the Company were invited to apply for shares pursuant to the terms of the Santos Employee Share Purchase Plan as part of the Company's long term incentive arrangements and on 22 December 2003, 129,664 shares were allotted to a trustee to hold for senior executives.

The shares allocated pursuant to the Plan were allotted to a trustee at no cost to participants, to be held on their behalf. The allocation price is Market Value (as defined above) and the trustee was funded by the Company to subscribe for the shares.

The shares are restricted for a period of one year from the date of allotment, and may be held on trust for up to four years, during which time the shares are subject to forfeiture if participants act fraudulently or dishonestly or in breach of their obligations to any Group Company. Participants are entitled to instruct the trustee as to the exercise of voting rights, receive dividends and participate in bonus and rights issues while the shares are restricted.

The fair value of the 129,664 shares allotted on 22 December 2003 to a trustee to hold for senior executives was $890,792 at the end of the financial year, being the market price of the ordinary shares of the Company on the Australian Stock Exchange as at close of trading on that date.

Summary of share movements in the Plan:

	Opening balance	Granted during the year		Restriction ceased during the year		Closing balance
Grant dates	Number	Number of shares	Fair value per share $	Number	Date	Number
2003						
7 March 2002	17,200	–	–	17,200	7 March 2003	–
2 September 2002	40,600	–	–	40,600	2 September 2003	–
7 March 2003	–	7,800	5.61	–	–	7,800
8 September 2003	–	15,400	5.77	–	–	15,400
22 December 2003	–	129,664	6.38	–	–	129,664
	57,800	152,864		57,800		152,864
2002						
30 March 2001	37,800	–	–	37,800	30 March 2002	–
6 September 2001	27,300	–	–	27,300	6 September 2002	–
7 March 2002	–	17,200	5.67	–	–	17,200
2 September 2002	–	40,600	6.06	–	–	40,600
	65,100	57,800		65,100		57,800

The fair value per share for shares granted during the year and the consideration received by the Company per share, is Market Value (as defined above) less in the case of General Employee Participation the discount of 5% referred to above.

(c) Santos Employee Share Purchase Plan (continued)

The amounts recognised in the financial statements of the consolidated entity and the Company in relation to the Santos Employee Share Purchase Plan during the year were:

	Consolidated		Santos Ltd	
	2003 $million	2002 $million	**2003 $million**	2002 $million
Issued ordinary share capital	**1.0**	0.3	**1.0**	0.3

At 31 December 2003, the total number of shares acquired under the Plan since its commencement was 806,464.

(d) Santos Executive Share Option Plan

The Santos Executive Share Option Plan was approved by shareholders at the Annual General Meeting on 15 May 1997 and its continuation, with amendment, approved at the Annual General Meeting on 5 May 2000.

The Plan provides for the grant of options to subscribe for or purchase ordinary shares in the capital of the Company to eligible executives selected by the Board. Participation will be limited to those executives who, in the opinion of the Board, are able to significantly influence the generation of shareholder wealth. Directors envisage the Plan applying to up to 50 executives.

Each option is a right to acquire one share, subject to adjustment in accordance with the Rules of the Plan. The options entitle the holder to participate in any bonus issue conducted by the Company, upon exercise of the options. The exercise price of each option will be adjusted in the event of a rights issue.

There are no voting or dividend rights attached to the options. There are no voting rights attached to the unissued ordinary shares. Voting rights will be attached to the unissued ordinary shares when the options have been exercised.

The exercise price of the options and other conditions, including any performance hurdles, will be determined by the Board. No consideration is provided by Executives for the options. The Plan provides for options with a life of up to 10 years.

The ability to exercise the options is generally conditional on the Company achieving a prescribed performance hurdle or exercise condition. To reach the performance hurdle, the Company's Total Shareholder Return (broadly, growth in share price plus dividends reinvested) ("TSR Growth") over a minimum three-year period must equal or exceed 10% per annum calculated on a compound basis. If Total Shareholder Return does not reach the performance hurdle at the end of those respective periods, the options may nevertheless be exercisable if the hurdle is subsequently reached within the remaining life of the options. In assessing the performance against the hurdle, the Board may apply on a consistent basis an averaging method over a period of three months to allow for short-term volatility.

The fair value of shares issued as a result of exercising the options during the reporting period at their issue date is the market price of shares of the Company on the Australian Stock Exchange as at close of trading.

During the financial year, the Company granted 308,314 options over unissued shares as set out below. The ability to exercise 100,000 of these options is generally conditional on the Company achieving the performance hurdle described above and the balance are subject to the forfeiture provision described in the Senior Executive Long Term Incentive section of the Santos Executive Share Purchase Plan described above.

The amounts recognised in the financial statements of the consolidated entity and the Company in relation to executive share options exercised during the financial year were:

	Consolidated		Santos Ltd	
	2003 $million	2002 $million	**2003 $million**	2002 $million
Issued ordinary share capital	**5.7**	18.3	**5.7**	18.3

19. Contributed Equity (continued)

(d) Santos Executive Share Option Plan (continued)

Summary of options over unissued ordinary shares
Consolidated and the Company

2003

Grant date	Date first exercisable	Expiry date	Exercise price per share $	Number of options at beginning of year	Options granted	Options lapsed	Options exercised	Number of options at end of year: On issue	Number of options at end of year: Vested	Proceeds received $	Number of shares issued[1]	Fair value aggregate[2] $
16 June 1998	16 June 2001	15 June 2003	4.84	280,000	-	-	280,000	-	-	1,355,200	280,000	1,532,500
15 June 1999	15 June 2002	14 June 2004	5.12	685,000	-	-	470,000	215,000	215,000	2,406,400	470,000	2,895,850
18 April 2000	18 April 2003	17 April 2005	3.92	650,000	-	-	500,000	150,000	150,000	1,960,000	500,000	2,920,500
26 August 2000	26 August 2003	25 August 2010	5.83	3,000,000	-	-	-	3,000,000	1,000,000	-	-	-
6 June 2001	6 June 2004	5 June 2006	6.69	700,000	-	-	-	700,000	-	-	-	-
19 October 2001	19 October 2004	18 October 2006	6.52	1,075,000	-	150,000	-	925,000	-	-	-	-
18 June 2002	18 June 2005	17 June 2007	6.20	750,000	-	50,000	-	700,000	-	-	-	-
12 December 2003	22 December 2004	22 December 2007	6.38	-	208,314	-	-	208,314	-	-	-	-
12 December 2003	12 December 2006	22 December 2008	6.38	-	100,000	-	-	100,000	-	-	-	-
				7,140,000	308,314	200,000	1,250,000	5,998,314	1,365,000	5,721,600	1,250,000	7,348,850

1 Shares issued on the exercise of options have occurred at varying dates throughout the financial year.
2 The fair value of shares issued as a result of exercising options during the reporting period has been determined using the market price of the Company's ordinary shares on the Australian Stock Exchange as at close of trading on the respective issue dates.

2002

Grant date	Date first exercisable	Expiry date	Exercise price per share $	Number of options at beginning of year	Options granted	Options lapsed	Options exercised	Number of options at end of year: On issue	Number of options at end of year: Vested	Proceeds received $	Number of shares issued[1]	Fair value aggregate[2] $
25 July 1997	25 July 2000	24 July 2002	6.32	3,750,000	-	3,200,000	550,000	-	-	3,476,000	550,000	3,510,500
1 May 1998	1 May 2002	30 April 2003	5.59	550,000	-	-	550,000	-	-	3,074,500	550,000	3,314,000
16 June 1998	16 June 2001	15 June 2003	4.84	925,000	-	-	645,000	280,000	280,000	3,121,800	645,000	3,892,100
15 June 1999	15 June 2002	14 June 2004	5.12	2,225,000	-	50,000	1,490,000	685,000	685,000	7,628,800	1,490,000	9,299,824
18 April 2000	18 April 2003	17 April 2005	3.92	900,000	-	-	250,000	650,000	-	980,000	250,000	1,474,700
26 August 2000	26 August 2003	25 August 2010	5.83	3,000,000	-	-	-	3,000,000	-	-	-	-
6 June 2001	6 June 2004	5 June 2006	6.69	700,000	-	-	-	700,000	-	-	-	-
19 October 2001	19 October 2004	18 October 2006	6.52	1,275,000	-	200,000	-	1,075,000	-	-	-	-
18 June 2002	18 June 2005	17 June 2007	6.20	-	750,000	-	-	750,000	-	-	-	-
				13,325,000	750,000	3,450,000	3,485,000	7,140,000	965,000	18,281,100	3,485,000	21,491,124

1 Shares issued on the exercise of options have occurred at varying dates throughout the 2002 financial year.
2 The fair value of shares issued as a result of exercising options during the 2002 financial year has been determined using the market price of the Company's ordinary shares on the Australian Stock Exchange as at close of trading on the respective issue dates.

(e) Maximum number of shares that may be acquired under share and option schemes

The aggregate number of:

(i) shares issued under and for the time being outstanding and subject to the terms of each employee share plan of the Company; and

(ii) unissued shares to which options are granted and for the time being outstanding under any employee or executive share option plan of the Company;

cannot exceed 5% of the issued shares of all classes of the Company.

(f) Reset convertible preference shares

On 4 December 2001, the Company issued 3,500,000 reset convertible preference shares at $100 each ("Preference Shares") which resulted in an amount of $342,281,955 being credited to the Company's capital account net of the costs of issue.

Preference shareholders receive a preferential, non-cumulative dividend of 6.57% per annum, fixed until 30 September 2006. Preference Share dividends will be paid in priority to any dividends declared on ordinary class shares. Preference shareholders are not entitled to vote at any general meetings, except in the following circumstances:

(a) on a proposal:

(i) to reduce the share capital of the Company;

(ii) that affects rights attached to the Preference Shares;

(iii) to wind up the Company;

(iv) for the disposal of the whole of the property, business and undertaking of the Company;

(b) on a resolution to approve the terms of a buy-back agreement;

(c) during a period in which a dividend or part of a dividend on the Preference Shares is in arrears;

(d) during the winding up of the Company.

In the event of the winding up of the Company, Preference Shares will rank for repayment of capital behind all creditors of the Company, but ahead of the ordinary class shares.

On reset dates, the Preference Shares may, at the option of either the holders of the Preference Shares or the Company, be converted or exchanged (at the election of the Company) into ordinary class shares.

(g) Restricted shares

On his appointment as Chief Executive Officer on 13 December 2000, 1,000,000 Restricted Shares were issued to Mr J C Ellice-Flint. The Restricted Shares were issued for nil consideration and are held under a trust structure. The Restricted Shares carry rights to dividends and bonus issues and allow Mr Ellice-Flint to instruct the trustee as to the exercise of voting rights. Legal title in the Shares will not pass to Mr Ellice-Flint until he has completed five years continuous service with the Group or his employment is earlier terminated by the Company (other than for cause).

(h) Share-based compensation – pro forma disclosure

On 7 November 2002, the Australian Accounting Standards Board released exposure draft ED 108 "Request for Comment on IASB ED 2 Share-based Payment" which if approved as an Australian Accounting Standard, will require from 1 January 2005 the fair value at grant date of shares and options issued during the financial year to be recognised as an expense over the relevant vesting period. The new accounting standard will only apply to shares or options granted after the release of the exposure draft and that have not already vested prior to the effective date of the Standard.

Had the requirement to expense the fair value of options granted been in existence since 1 January 2002, net profit and earnings per share would have been reduced to the pro forma amounts indicated below:

	Consolidated	
	2003	2002
Net profit after income tax ($million)		
As reported	**327.0**	322.1
Pro forma	**326.9**	322.0
Basic earnings per share (cents)		
As reported	**52.1**	51.9
Pro forma	**52.1**	51.9

The options were valued by independent valuers using a modified Black-Scholes option valuation methodology as at the date of issue. These options are subject to the Company performance hurdle and forfeiture provision respectively described above.

20. Foreign Currency Translation Reserve	Consolidated 2003 $million	Consolidated 2002 $million	Santos Ltd 2003 $million	Santos Ltd 2002 $million
	(8.8)	(4.1)	**–**	–
Movements during the year				
Balance at the beginning of the year	**(4.1)**	1.7	**–**	–
Exchange difference on net investment in foreign operations and related hedges:				
– gross	**123.5**	28.1	**–**	–
– related income tax (revenue)	**(37.1)**	(8.4)	**–**	–
Overseas net assets	**(91.1)**	(25.5)	**–**	–
Net translation adjustment	**(4.7)**	(5.8)	**–**	–
Balance at the end of the year	**(8.8)**	(4.1)	**–**	–

The foreign currency translation reserve records the foreign currency differences arising from translation of self-sustaining foreign operations, the translation of transactions that hedge the Company's net investment in a foreign operation or the translation of foreign currency monetary items forming part of the net investment in a self-sustaining operation.

21. Retained Profits	Consolidated 2003 $million	Consolidated 2002 $million	Santos Ltd 2003 $million	Santos Ltd 2002 $million
	1,203.6	983.2	**871.9**	795.5
Movements during the year				
Balance at the beginning of the year	**983.2**	860.7	**795.5**	822.7
Effect of initial adoption of revised AASB 1028 "Employee Benefits"	**(1.9)**	–	**(1.8)**	–
Effect of initial adoption of AASB 1044 "Provisions, Contingent Liabilities and Contingent Assets"	**93.3**	–	**93.3**	–
Net profit after income tax attributable to the shareholders of Santos Ltd	**327.0**	322.1	**182.9**	172.4
Dividends recognised during the year	**(198.0)**	(199.6)	**(198.0)**	(199.6)
Balance at the end of the year	**1,203.6**	983.2	**871.9**	795.5

22. Earnings per Share	Consolidated 2003 $million	Consolidated 2002 $million
Earnings used in the calculation of basic earnings per share reconciles to the net profit after tax in the statement of financial performance as follows:		
Net profit after tax	**327.0**	322.1
Restatement of prior year earnings for change in accounting policy adjusted directly against retained profits	**–**	(1.9)
Earnings used in the calculation of diluted earnings per share	**327.0**	320.2
Less dividends paid on reset convertible preference shares	**(23.0)**	(18.9)
Earnings used in the calculation of basic earnings per share	**304.0**	301.3

	2003 Number of shares	2002 Number of shares
The weighted average number of shares used for the purposes of calculating diluted earnings per share reconciles to the number used to calculate basic earnings per share as follows:		
Basic earnings per share	**583,432,623**	580,861,252
Partly paid shares	**112,876**	130,287
Executive share options	**164,841**	538,622
Reset convertible preference shares	**50,946,143**	58,139,535
Diluted earnings per share	**634,656,483**	639,669,696

Partly paid shares outstanding, issued under the Santos Executive Share Plan, options outstanding, issued under the Santos Executive Share Option Plan, and reset convertible preference shares have been classified as potential ordinary shares and included in the calculation of diluted earnings per share. The number of shares included in the calculation are those assumed to be issued for no consideration, being the difference between the number that would have been issued at the exercise price and the number that would have been issued at the average market price.

During the year, 1,250,000 options and 35,750 partly paid shares were converted to ordinary shares.

Effect of changes in accounting policies on comparatives

Basic and diluted earnings per share for the comparative financial year ended 31 December 2002 have been adjusted to the amounts that would have been determined had the changes in accounting policies as detailed in note 1(a) been applied in 2002.

23. Investments in Controlled Entities

Name	Place of incorporation
Santos Ltd (Parent Entity)	SA
Controlled entities[1]:	
Alliance Petroleum Australia Pty Ltd	VIC
Boston L.H.F. Pty Ltd	VIC
Bridgefield Pty Ltd	QLD
Bridge Oil Developments Pty Limited	NSW
Canso Resources Pty Ltd	NSW
Coveyork Pty Ltd[2]	NSW
Doce Pty Ltd	QLD
Farmout Drillers Pty Ltd	NSW
Globex Far East Pty Ltd[2]	WA
Kipper GS Pty Ltd	WA
Controlled entity of Kipper GS Pty Ltd	
Crusader (Victoria) Pty Ltd	VIC
Moonie Pipeline Company Pty Ltd	QLD
Reef Oil Pty Ltd	NSW
Santos Asia Pacific Pty Ltd	QLD
Controlled entities of Santos Asia Pacific Pty Ltd	
Santos (Sampang) Pty Ltd	SA
Santos (Warim) Pty Ltd	SA
Santos Australian Hydrocarbons Pty Ltd	QLD
Santos (BOL) Pty Ltd	NSW
Controlled entity of Santos (BOL) Pty Ltd	
Bridge Oil Exploration Pty Limited	ACT
Santos Darwin LNG Pty Ltd	ACT
Santos Facilities Pty Ltd	SA
Santos Finance Ltd	NSW
Santos International Holdings Pty Ltd	ACT
Controlled entities of Santos International Holdings Pty Ltd	
Barracuda Limited	PNG
Lavana Limited	PNG
Peko Offshore Ltd	BER
Sanro Insurance Pte Ltd	SING
Santos Americas and Europe Corporation	USA
Controlled entity of Santos Americas and Europe Corporation	
Santos USA Corp	USA
Santos (Bawean) Pty Ltd *(formerly Santos (Sole) Pty Ltd)*	SA
Santos Hides Ltd	PNG
Santos International Operations Pty Ltd	QLD
Santos (Madura Offshore) Pty Ltd	WA
Santos Niugini Exploration Limited	PNG
Santos (Nth Bali 1) Pty Ltd[3]	SA
Santos (Papalang) Pty Ltd[3]	SA
Santos Petroleum (NZ) Limited	NZ
Santos (Popodi) Pty Ltd[3]	SA
Santos (JPDA 91-01) Pty Ltd	ACT
Santos (JPDA 91-12) Pty Ltd	ACT
Santos (NGA) Pty Ltd	VIC
Santos (N.T.) Pty Ltd	ACT
Controlled entity of Santos (N.T.) Pty Ltd	
Bonaparte Gas & Oil Pty Limited	NSW
Santos Offshore Pty Ltd	VIC
Santos Oil Exploration (Malaysia) Sdn Bhd (in liquidation)	MAL
Santos Petroleum Pty Ltd	NSW
Santos QNT Pty Ltd	QLD
Controlled entities of Santos QNT Pty Ltd	
Santos QNT (No. 1) Pty Ltd	QLD
Controlled entities of Santos QNT (No. 1) Pty Ltd	
Santos Petroleum Management Pty Ltd	QLD
Santos Petroleum Operations Pty Ltd	QLD
TMOC Exploration Proprietary Limited	QLD
Santos QNT (No. 2) Pty Ltd	QLD
Controlled entities of Santos QNT (No. 2) Pty Ltd	
Associated Petroleum Pty Ltd	QLD
Moonie Oil Pty Ltd	QLD
Petromin Pty Ltd	QLD
Santos (299) Pty Ltd	QLD
Santos Exploration Pty Ltd	VIC
Santos Gnuco Pty Ltd	QLD
Transoil Pty Ltd	QLD
Santos Resources Pty Ltd	QLD
Santos Timor Sea Pipeline Pty Ltd	NSW
Vamgas Pty Ltd	VIC

1. Beneficial interests in all controlled entities is 100% except for Kipper GS Pty Ltd in which two shares of the total issued capital of 9,246,353 shares are owned by a third party.
2. Company acquired during the year.
3. Company incorporated during the year.

Notes

(a) Place of incorporation

ACT – Australian Capital Territory
NSW – New South Wales
QLD – Queensland
SA – South Australia
VIC – Victoria
WA – Western Australia
BER – Bermuda
MAL – Malaysia
NZ – New Zealand
PNG – Papua New Guinea
SING – Singapore
USA – United States of America

23. Investments in Controlled Entities (continued)

(b) Disposal of controlled entities

Alliance Minerals Australia Pty Ltd was liquidated on 27 August 2003.

Esenjay Exploration Inc was merged with Santos USA Corp on 31 December 2003.

During the financial year the following controlled entities were disposed of:

Name of entity	Date of disposal	Beneficial interest disposed %	Consideration received for shares $million	Book value of net assets at time of disposal $million
Santos (Bentu) Pty Ltd	17 November 2003	100	(2.9)	1.2
Santos (Bentu No. 2) Pty Ltd	17 November 2003	100	15.4	10.3
Santos (Korinci-Baru) Pty Ltd	17 November 2003	100	3.9	2.7
Santos (Korinci-Baru No. 2) Pty Ltd	17 November 2003	100	6.2	3.9

The operating results to the date of disposal have been included in the consolidated operating profit. The financial impacts of the disposals on the consolidated entity and the Company are summarised below:

	Consolidated		Santos Ltd	
	2003 $million	2002 $million	**2003 $million**	2002 $million
Sale consideration (cash)	**22.6**	–	**3.9**	–
Carrying amount of disposal	**18.1**	–	**4.9**	–
Profit/(loss) on disposal	**4.5**	–	**(1.0)**	–
Net assets of entities disposed of:				
Cash	**0.2**	–	**–**	–
Exploration and development	**17.7**	–	**–**	–
Other	**0.2**	–	**–**	–
Investment in Santos (Korinci-Baru) Pty Ltd	**–**	–	**2.0**	–
Advances to Santos (Korinci-Baru) Pty Ltd	**–**	–	**2.9**	–
	18.1	–	**4.9**	–

(c) Acquisitions of controlled entities

During the financial year the following controlled entities were acquired and their operating results have been included in the statement of financial performance from the date of acquisition:

Name of entity	Date of acquisition	Beneficial interest acquired %	Consideration paid for shares $million	Fair value of net assets at time of acquisition $million
Coveyork Pty Ltd	18 July 2003	100	0.5	0.5
Globex Far East Pty Ltd	1 July 2003	100	23.5	23.5

The financial impacts of the acquisitions on the consolidated entity and the Company are summarised below:

	Consolidated		Santos Ltd	
	2003 $million	2002 $million	**2003 $million**	2002 $million
Fair value of net assets acquired				
Cash	**1.3**	1.6	**1.3**	–
Other	**10.3**	(11.8)	**10.3**	–
Exploration and development	**12.4**	163.4	**12.4**	–
	24.0	153.2	**24.0**	–
Purchase consideration				
Cash consideration	**24.0**	153.2	**24.0**	–
	24.0	153.2	**24.0**	–

24. Interests in Joint Ventures

(a) Santos Ltd and its controlled entities have combined interests in unincorporated joint ventures in the following major areas:

Joint venture/area	Principal activities	Average interest %
Amadeus Basin		
Mereenie	Oil and gas production	65
Mereenie Pipeline	Oil transportation	65
Palm Valley	Gas production	48
Browse Basin	Oil and gas exploration	55
Carnarvon Basin	Oil and gas exploration and production	34
Cooper Basin Downstream	Liquid hydrocarbon transportation and processing	60
Cooper Basin Unit		
South Australia	Oil and gas production	60
Queensland	Oil and gas production	60
Cooper/Eromanga Basins		
South Australia	Oil and gas exploration and production	60
Queensland, ATP 259P	Oil and gas exploration and production	60
Other Eromanga	Oil and gas exploration and production	74
Ballera to Mt Isa Pipeline	Gas transport	18
Jackson Moonie Pipeline	Oil transportation	83
Eastern Queensland		
Bowen Basin	Gas exploration and production	50
Surat Basin	Oil and gas exploration and production	50
Gippsland Basin	Oil and gas exploration	33
Indonesia	Oil and gas exploration	37
Offshore Northern Australia		
Bonaparte Basin	Oil and gas exploration	95
Houtman Basin	Oil and gas exploration	42
Timor Gap	Oil and gas exploration and production	17
Timor Sea	Oil and gas exploration and production	18
Otway Basin	Oil and gas exploration and production	53
Papua New Guinea		
PDL1 (Part Hides Field)	Oil and gas exploration	31
Other interests	Oil and gas exploration and production	31
Sorell Basin	Oil and gas exploration	58
USA		
Onshore/Gulf Coast	Oil and gas exploration and production	43

(b) The sales revenue received from the consolidated entity's share of petroleum products produced by the joint ventures is $1,451.2 million (2002: $1,460.8 million) and the contribution of joint venture business undertakings to profit from ordinary activities before interest and tax of the consolidated entity is $496.7 million (2002: $625.3 million).

	Consolidated 2003 $million	Consolidated 2002 $million	Santos Ltd 2003 $million	Santos Ltd 2002 $million
(c) Santos Ltd and its controlled entities' share of assets and liabilities employed in the joint ventures are included in the statements of financial position under the following classifications:				
Current assets				
Cash	**72.1**	59.8	**36.3**	23.8
Receivables	**26.8**	73.9	**9.1**	19.3
Inventories	**27.3**	39.8	**17.8**	16.7
Total current assets	**126.2**	173.5	**63.2**	59.8
Non-current assets				
Exploration and development expenditure	**2,738.9**	2,865.2	**866.6**	878.9
Land and buildings, plant and equipment	**1,684.0**	1,548.7	**640.9**	608.8
Other	**1.2**	1.1	**-**	-
Total non-current assets	**4,424.1**	4,415.0	**1,507.5**	1,487.7
Total assets	**4,550.3**	4,588.5	**1,570.7**	1,547.5
Current liabilities				
Payables	**190.5**	224.2	**60.2**	53.9
Provisions	**7.7**	3.5	**1.6**	1.4
Total current liabilities	**198.2**	227.7	**61.8**	55.3
Non-current liabilities				
Provisions	**113.7**	101.5	**36.0**	31.1
Total liabilities	**311.9**	329.2	**97.8**	86.4
Net investments in joint ventures	**4,238.4**	4,259.3	**1,472.9**	1,461.1

	Consolidated		Santos Ltd	
24. Interests in Joint Ventures (continued)	**2003 $million**	2002 $million	**2003 $million**	2002 $million
(d) The amount of capital expenditure commitments, minimum exploration commitments and contingent liabilities in respect of unincorporated joint ventures are:				
Capital expenditure commitments	**270.9**	135.5	**84.5**	32.0
Minimum exploration commitments	**347.3**	223.5	**107.4**	120.8
Contingent liabilities	**15.1**	13.4	**4.8**	5.2

25. Notes to Statements of Cash Flows

Reconciliation of profit from ordinary activities after income tax to net cash provided by operating activities

	Consolidated 2003	Consolidated 2002	Santos Ltd 2003	Santos Ltd 2002
Profit from ordinary activities after income tax	**327.0**	322.1	**182.9**	172.4
Add/(deduct) non-cash items:				
Depreciation, depletion and amortisation	**531.6**	469.1	**195.8**	175.3
Write-down of controlled entities	**-**	-	**40.8**	10.2
Write-down of exploration expenditure	**59.7**	75.3	**6.1**	8.6
Write-down of investment in listed shares	**4.4**	2.3	**4.4**	2.3
Decrease in income taxes payable	**(24.5)**	(38.6)	**(7.4)**	(8.3)
Net increase/(decrease) in deferred tax asset and deferred tax liability	**14.8**	17.0	**(8.3)**	9.2
Tax benefit upon entering into Australian tax consolidation regime	**(55.0)**	-	**(47.6)**	-
Capitalised interest	**(22.6)**	(24.2)	**-**	(0.6)
Foreign currency fluctuations	**13.3**	25.0	**(1.1)**	(0.2)
Net profit on sale of non-current assets	**(55.1)**	(6.2)	**(45.8)**	(5.8)
Net (profit)/loss on sale of controlled entities	**(4.5)**	-	**1.0**	-
Net cash provided by operating activities before change in assets or liabilities	**789.1**	841.8	**320.8**	363.1
Add/(deduct) change in operating assets or liabilities net of acquisitions of businesses:				
Decrease/(increase) in receivables	**100.1**	(24.8)	**19.6**	(25.3)
Decrease/(increase) in inventories	**11.7**	(13.7)	**9.0**	(10.5)
Decrease in other assets	**2.4**	4.6	**2.3**	2.8
(Decrease)/increase in payables	**(2.4)**	14.9	**21.0**	12.7
(Decrease)/increase in provisions	**(3.6)**	(2.0)	**(3.6)**	9.5
Net cash provided by operating activities	**897.3**	820.8	**369.1**	352.3

26. Related Parties

The names of each person holding the position of Director of Santos Ltd during the financial year are:

BARNETT Peter Charles
CONROY Francis John
ELLICE-FLINT John Charles
GERLACH Stephen
McGREGOR Graeme William
O'LEARY Michael Anthony
SLOAN Judith
WEBBER Ian Ernest : *retired 31 October, 2003*

Santos Ltd and its controlled entities engage in a variety of related party transactions in the ordinary course of business. These transactions are conducted on normal terms and conditions, the effects of which are eliminated on consolidation.

Details of related party transactions and amounts are set out in:

Note 2 as to interest received from controlled entities;
Note 4 as to interest paid to controlled entities;
Note 8 as to tax related balances and other amounts owing by controlled entities;
Notes 15 and 16 as to amounts owing to controlled entities;
Note 16 as to guarantees by Santos Ltd of the financing facilities of controlled entities;
Note 17 as to non-executive Directors' retirement benefits;
Notes 13 and 23 as to investments in controlled entities;
Note 27 as to Directors' remuneration, including amounts paid or prescribed benefits given in respect of the retirement of Directors.

26. Related Parties (continued)

In addition:

(i) Agreements exist with the non-executive Directors providing for the payment of a sum on retirement from office as a Director in accordance with shareholder approval at the 1989 Annual General Meeting. The amount provided for the year was $319,151 (2002: $653,870).

(ii) No shares were acquired by Directors and their director related entities during the financial year from the Company (2002: nil).

No shares were disposed of by Directors or their director related entities to the Company during the financial year (2002: nil).

The aggregate number of shares and options held directly, indirectly or beneficially by Directors of Santos Ltd and their director related entities in Santos Ltd as at the end of the financial year was: 1,102,324 fully paid ordinary shares (2002: 1,109,495) including 1,000,000 Restricted Shares referred to in note 19; 3,000,000 options granted under the Santos Executive Share Option Plan (2002: 3,000,000); and 550 reset convertible preference shares (2002: 750).

	Santos Ltd	
	2003 $million	2002 $million
(iii) All amounts owing by or to controlled entities are for loans made on interest free terms for an indefinite period with the exception of:		
Amounts owing by controlled entities	**636.4**	712.2
Amounts owing to controlled entities	**1,411.7**	1,502.4

These loans were made in the ordinary course of business on normal market terms and conditions.

(iv) Mr J W McArdle, who retired as a Director on 14 July 2001, entered into a consultancy agreement with the Company on 7 September 2001 pursuant to which he will provide consultancy services to the consolidated entity for a period of two years following his retirement as an employee of the Company. The amount paid pursuant to this agreement during the financial year was $70,000 (2002: $70,000).

(v) The spouse of a director of a Santos Group company is an employee of a subsidiary of that company and each of those persons is also a director of that subsidiary company.

(vi) The spouse of a person who was a director of a Santos Group company during part of the financial year is a partner in a law firm, which firm provided legal services to that company during the financial year and was paid $7,086.

The transactions referred to in paragraphs (iv) to (vi) occurred on terms no more favourable than would have been adopted if dealing at arm's length, do not have the potential to adversely affect decisions about the allocation of scarce resources and are trivial in nature.

27. Executives' and Directors' Remuneration

	Consolidated		Santos Ltd	
	2003 $000	2002 $000	**2003 $000**	2002 $000
(a) Executives				
Amounts in respect of the financial year received or receivable from Santos Ltd or its controlled entities by executive officers of the Company and its controlled entities domiciled in Australia, whose income is $100,000 or greater	**10,046**	9,979	**10,046**	9,979
Number of executive officers whose remuneration was within the following bands:				
$000	**No.**	No.	**No.**	No.
100 - 110	**1**	-	**1**	-
200 - 210	**-**	1	**-**	1
300 - 310	**1**	2	**1**	2
320 - 330	**-**	2	**-**	2
330 - 340	**1**	-	**1**	-
340 - 350	**1**	-	**1**	-
360 - 370	**1**	-	**1**	-
370 - 380	**3**	6	**3**	6
390 - 400	**-**	1	**-**	1
400 - 410	**2**	-	**2**	-
410 - 420	**1**	1	**1**	1
420 - 430	**1**	-	**1**	-
440 - 450	**1**	1	**1**	1
450 - 460	**1**	-	**1**	-
460 - 470	**1**	1	**1**	1
490 - 500	**1**	1	**1**	1
540 - 550	**-**	1	**-**	1
560 - 570	**1**	-	**1**	-
590 - 600	**1**	-	**1**	-
720 - 730	**-**	1	**-**	1
2,790 - 2,800	**1**	1	**1**	1

27. Executives' and Directors' Remuneration (continued)

(a) Executives (continued)

Executive Officers disclosed above are those persons within the consolidated entity who have responsibility for strategic direction and senior operational management.

Remuneration includes the notional value of options and shares granted by the Company during the relevant year to certain Executive Officers pursuant to the Santos Executive Share Option Plan and Santos Employee Share Purchase Plan, details of which are described in note 19 to the financial statements. The Options were valued by independent valuers using a modified Black-Scholes option valuation methodology as at the date of issue.

Remuneration for 2003 includes bonuses (being short-term components of remuneration packages in the form of a percentage base remuneration which is "at risk" against agreed performance criteria) accruing in respect of the financial year ended 31 December 2003 and not yet paid. The comparative details in respect of the financial year ended 31 December 2002 have been restated to include bonuses paid in 2003 in respect of the financial year ended 31 December 2002 but which had not been determined for individual Executive Officers at the date of the previous year's financial report.

	Consolidated		Santos Ltd	
	2003	2002	**2003**	2002
	$000	$000	**$000**	$000
(b) Directors				
Amounts received or receivable from Santos Ltd or its controlled entities by the Directors of Santos Ltd and Directors of each of its controlled entities	**5,858**	5,306	**4,056**	3,634

The number of Directors of Santos Ltd whose remuneration was within the following bands:

$000	**No.**	No.
80 – 90	**–**	3
90 – 100	**2**	3
100 – 110	**3**	–
300 – 310	**–**	1
310 – 320	**1**	–
430 – 440	**1**	–
2,790 – 2,800	**1**	1

The remuneration bands for Executives' and Directors' remuneration are not consistent with the emoluments disclosed in the Directors' Statutory Report as the basis of calculation differs due to the differing requirements of the Corporations Act 2001 and the Accounting Standards.

	Consolidated		Santos Ltd	
	2003	2002	**2003**	2002
	$000	$000	**$000**	$000
(c) Retirement benefits				
Retirement benefits paid to Directors, in accordance with Directors' retirement arrangements previously approved by shareholders in a general meeting	**0.4**	–	**0.4**	–

28. Remuneration of Auditors

	Consolidated 2003 $000	Consolidated 2002 $000	Santos Ltd 2003 $000	Santos Ltd 2002 $000
Amounts received or due and receivable by the auditors of Santos Ltd for:				
External audit services	**649**	618	**363**	416
Internal audit services	**–**	317	**–**	317
Other services:				
Taxation	**112**	192	**–**	40
Due diligence	**23**	260	**–**	–
Insurance	**–**	21	**–**	21
Other	**16**	77	**10**	55
	800	1,485	**373**	849

Effective 31 December 2002, KPMG no longer provided internal audit services to the Company.

29. Segment Information

Segment results, assets and liabilities include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. Unallocated items mainly comprise dividend revenue, interest-earning assets and revenue, interest-bearing loans, borrowings and expenses, and corporate assets and liabilities.

Segment capital expenditure is the total cost incurred during the period to acquire segment assets that are expected to be used for more than one period.

Geographic segments

The consolidated entity operates primarily in Australia but also has international operations in the United States, Papua New Guinea and Indonesia.

	Australia		International		Consolidated	
	2003 $million	2002 $million	**2003 $million**	2002 $million	**2003 $million**	2002 $million
Primary reporting						
Geographic segments						
Revenue						
Total segment revenue	**1,445.9**	1,453.5	**134.6**	79.8	**1,580.5**	1,533.3
Other unallocated revenue					**38.9**	9.0
Total revenue					**1,619.4**	1,542.3
Results						
Earnings before interest, tax and significant items	**529.8**	624.8	**15.6**	8.7	**545.4**	633.5
Significant items:						
Write-down of exploration expenditure	**(1.3)**	(13.0)	**(58.4)**	(62.3)	**(59.7)**	(75.3)
Accelerated depreciation – Heytesbury	**(20.2)**	–	**–**	–	**(20.2)**	–
	508.3	611.8	**(42.8)**	(53.6)	**465.5**	558.2
Gain on sale of listed investments					**45.8**	–
Unallocated corporate expenses					**(45.8)**	(18.2)
Earnings before interest and tax					**465.5**	540.0
Unallocated borrowing costs					**(34.6)**	(46.7)
Profit from ordinary activities before income tax expense					**430.9**	493.3
Income tax expense					**(103.9)**	(171.2)
Net profit after income tax attributable to the shareholders of Santos Ltd					**327.0**	322.1
Non-cash expenses						
Depreciation, depletion and amortisation	**454.9**	413.1	**65.9**	47.9	**520.8**	461.0
Unallocated corporate depreciation, depletion and amortisation					**10.8**	8.1
Total depreciation, depletion and amortisation					**531.6**	469.1
Write-down of exploration expenditure	**1.3**	13.0	**58.4**	62.3	**59.7**	75.3
Unallocated corporate write-down of listed investment					**4.4**	2.3
Total non-cash expenses					**595.7**	546.7
Acquisition of non-current assets						
Controlled entities	**24.0**	–	**–**	153.2	**24.0**	153.2
Oil and gas assets, property, plant and equipment	**587.0**	564.8	**140.0**	158.4	**727.0**	723.2
Unallocated corporate acquisition of oil and gas assets, property, plant and equipment					**23.3**	37.7
Total acquisition of non-current assets					**774.3**	914.1
Assets						
Segment assets	**4,447.8**	4,402.8	**602.7**	735.0	**5,050.5**	5,137.8
Unallocated corporate assets					**167.8**	183.0
Consolidated total assets					**5,218.3**	5,320.8
Liabilities						
Segment liabilities	**1,678.3**	1,635.7	**174.9**	193.6	**1,853.2**	1,829.3
Unallocated corporate liabilities					**277.2**	627.6
Consolidated total liabilities					**2,130.4**	2,456.9

Secondary reporting

Business segments

The consolidated entity operates predominantly in one business, namely the exploration, development, production, transportation and marketing of hydrocarbons. Revenue is derived from the sale of gas and liquid hydrocarbons and the transportation of crude oil.

30. Commitments for Expenditure	Consolidated 2003 $million	Consolidated 2002 $million	Santos Ltd 2003 $million	Santos Ltd 2002 $million
The consolidated entity has the following commitments for expenditure:				
(a) Capital commitments				
Capital expenditure contracted for at balance date for which no amounts have been provided in the financial report:				
Due not later than one year	**237.7**	125.0	**84.3**	32.0
Due later than one year but not later than five years	**33.2**	10.5	**0.2**	–
	270.9	135.5	**84.5**	32.0
Santos Ltd has guaranteed the capital commitments of certain subsidiaries (refer note 32 for further details).				
(b) Minimum exploration commitments				
Minimum exploration commitments for which no amounts have been provided in the financial report or capital commitments:				
Due not later than one year	**108.2**	80.3	**36.5**	34.4
Due later than one year but not later than five years	**207.7**	143.2	**70.9**	86.4
Due later than five years	**31.4**	–	**–**	–
	347.3	223.5	**107.4**	120.8

The consolidated entity has certain obligations to perform minimum exploration work and expend minimum amounts of money pursuant to the terms of the granting of petroleum exploration permits in order to maintain rights of tenure. These commitments may be varied as a result of renegotiations of the terms of the exploration permits, licences or contracts or alternatively upon their relinquishment. The minimum exploration commitments are less than the normal level of exploration expenditures expected to be undertaken by Santos Ltd and its controlled entities.

	Consolidated 2003 $million	Consolidated 2002 $million	Santos Ltd 2003 $million	Santos Ltd 2002 $million
(c) Lease commitments				
Operating leases:				
Due not later than one year	**39.1**	39.9	**18.7**	21.9
Due later than one year but not later than five years	**140.1**	79.6	**115.1**	46.2
Due later than five years	**19.0**	0.3	**18.9**	0.2
Total commitments under operating leases	**198.2**	119.8	**152.7**	68.3

31. Superannuation Commitments

Santos Ltd and certain controlled entities participate in a number of superannuation funds and pension plans in Australia and the United States of America. From 1 February 2002, three of the more significant employee benefit plans were combined into a single plan which provides benefits either on a defined benefit or cash accumulation basis for employees or their dependants on retirement, resignation, temporary or permanent disablement or death. The employers and employee members make contributions as specified in the rules of the plan.

In the case of the defined benefit component of the combined plan, employer contributions are based on the advice of the plan's actuary. The most recent actuarial assessment of the plan was undertaken as at 1 February 2002.

The following is a summary of the Santos Superannuation Plan:

Type of benefit	Defined benefits and cash accumulation
Basis of contributions	Percentage of member's salary contributed by member and employer. The employer's percentage reflects the amount to provide an accumulation and the amount recommended by the actuary to provide the defined benefit.
Last actuarial assessment:	
Balance date	1 February 2002
Date issued	20 December 2002
Name of valuer and qualifications	Jonathon Charles Holbrook FIAA

31. Superannuation Commitments (continued)

The Santos Superannuation Plan has employee accrued benefits and assets as disclosed in the most recent financial report of the plan, as follows:

	As at 31 December 2002 $million	As at 1 February 2002 $million
Net market value of assets	178.5	177.2
Less present value of employees' accrued benefits as determined by actuarial assessment as at 1 February 2002	(176.1)	(176.1)
Excess	2.4	1.1

At 31 December 2003 the vested benefits, or the benefits payable in the event of the termination of employment of each plan member, were $198.8 million and the net market value of assets was $194.2 million.

The Company has not recognised a liability in its financial report for the excess of vested benefits over net market value of the plan's assets at 31 December 2003 as it is not obliged to fund such deficiency. Based on the February 2002 actuarial review the Company increased its rate of contribution in line with the actuary's recommendation to eliminate this deficiency over a projected period of three years.

32. Contingent Liabilities

	Consolidated		Santos Ltd	
	2003 $million	2002 $million	**2003 $million**	2002 $million
Santos Ltd and its controlled entities have the following contingent liabilities arising in respect of:				
Performance guarantees	**9.6**	9.1	**6.5**	6.1
Claims and litigation	**11.0**	9.4	**2.3**	2.9
	20.6	18.5	**8.8**	9.0

Legal advice in relation to the claims and litigation referred to above indicates that on the basis of available information, liability in respect of these claims is unlikely to exceed $2.6 million on a consolidated basis.

A number of the Australian interests of the consolidated entity are located within areas the subject of one or more claims or applications for native title determination. Whatever the outcome of those claims or applications, it is not believed that they will significantly impact the consolidated entity's asset base. The decision of the High Court of Australia in the "Wik" case has the potential to introduce delay in the grant of mineral and petroleum tenements and consequently to impact generally the timing of exploration, development and production operations. An assessment of the impact upon the timing of particular operations may require consideration and determination of complex legal and factual issues.

Guarantees provided by Santos Ltd for borrowings in respect of controlled entities are disclosed in note 16.

Santos Ltd has provided parent company guarantees in respect of the funding obligations of its subsidiary companies, Santos Timor Sea Pipeline Pty Ltd and Santos Darwin LNG Pty Ltd, relating to the construction of a pipeline from the Bayu-Undan Field to Wickham Point in Darwin and the construction of the LNG Plant in Darwin respectively, and has provided a funding commitment letter to these subsidiary companies together with Santos (JPDA 91-12) Pty Ltd. As at 31 December 2003 the expenditure commitments of Santos Timor Sea Pipeline Pty Ltd and Santos Darwin LNG Pty Ltd for the above mentioned projects totalled US$107.6 million.

33. Additional Financial Instruments Disclosure

(a) Foreign exchange risk exposure

The consolidated entity is exposed to foreign exchange risk principally through the sale of liquid petroleum products denominated in US dollars, US dollar borrowings and US dollar expenditure. In order to hedge this foreign exchange risk, the consolidated entity has from time to time entered into forward foreign exchange, foreign currency swaps and foreign currency option contracts.

At 31 December 2003 the consolidated entity has one open foreign currency option contract which has been fully recognised in the financial report, and has been subsequently closed in January 2004 at a gain of $0.5 million.

US dollar denominated borrowings are either swapped into Australian dollar exposure (2003: US$115.0 million; 2002: US$223.0 million) or designated as a hedge of US dollar denominated investments in self-sustaining overseas controlled entities (2003: US$323.6 million; 2002: US$259.0 million) or as a hedge of future US denominated sales revenues (2003: US$219.4 million; 2002: US$210.0 million). As a result, there were no net foreign currency gains or losses arising from translation of US denominated dollar borrowings recognised in the statements of financial performance in 2003. Accordingly, $66.3 million of unrealised foreign currency gains were deferred as at 31 December 2003 (2002: losses of $29.2 million). The ultimate foreign currency gains or losses will be included in the measurement of the specific hedged US dollar denominated sales revenues to be realised in the years 2004 through 2006.

The Australian dollar equivalents of foreign currency monetary items included in the statements of financial position to the extent that they are not effectively hedged are:

	Consolidated		Santos Ltd	
	2003 $million	2002 $million	**2003 $million**	2002 $million
Current assets – United States dollars	**82.7**	90.6	**41.3**	37.4
Current liabilities – United States dollars	**35.4**	41.2	**8.5**	3.7

33. Additional Financial Instruments Disclosure (continued)

(b) Interest rate risk exposure

To manage interest rate risk the consolidated entity has entered into interest rate swap contracts with maturities ranging from one to 19 years.

At 31 December 2003 the consolidated entity has open interest rate swap contracts which if closed out would have resulted in a gain of $63.3 million (2002: $126.0 million gain).

The consolidated entity's exposure to interest rate risk and the effective weighted average interest rates for classes of interest-bearing financial assets and financial liabilities is set out below:

	Note	Weighted average interest rate*	Floating interest rate	Fixed interest repriced or maturing in			Non interest-bearing	Total
				1 year or less	Over 1 to 5 years	More than 5 years		
			$million	$million	$million	$million	$million	$million
31 December 2003								
Financial assets								
Cash		4.36%	111.1	–	–	–	–	111.1
Receivables	8	N/A	–	–	–	–	171.7	171.7
Other financial assets	13	N/A	–	–	–	–	11.7	11.7
			111.1	–	–	–	183.4	294.5
Financial liabilities								
Payables	15	N/A	–	–	–	–	291.3	291.3
Deferred income		N/A	–	–	–	–	27.7	27.7
Interest-bearing liabilities	16	4.72%	–	155.4	202.9	650.4	–	1,008.7
			–	155.4	202.9	650.4	319.0	1,327.7
Interest rate swaps**			–	525.6	(84.2)	(441.4)	–	–
31 December 2002								
Financial assets								
Cash		4.15%	84.8	–	–	–	–	84.8
Receivables	8	N/A	–	–	–	–	279.4	279.4
Other financial assets	13	N/A	–	–	–	–	32.7	32.7
			84.8	–	–	–	312.1	396.9
Financial liabilities								
Payables	15	N/A	–	–	–	–	321.8	321.8
Deferred income		N/A	–	–	–	–	36.7	36.7
Interest-bearing liabilities	16	5.14%	–	66.0	301.9	879.8	–	1,247.7
			–	66.0	301.9	879.8	358.5	1,606.2
Interest rate swaps**			–	764.2	(160.7)	(603.5)	–	–

* after incorporating the effect of interest rate swaps
** notional principal amounts

33. Additional Financial Instruments Disclosure (continued)

(c) Commodity price risk exposure

The consolidated entity is exposed to commodity price fluctuations through the sale of petroleum products denominated in US dollars. The consolidated entity enters into commodity crude oil price swap and option contracts and natural gas swap and option contracts to manage its commodity price risk.

At 31 December 2003 the consolidated entity has open oil price swap contracts with settlement expiry dates up to 12 months. If closed out at balance date these contracts would have resulted in a loss of $1.8 million (2002: loss of $9.4 million).

(d) Credit risk exposure

Credit risk represents the potential financial loss if counterparties fail to perform as contracted.

The credit risk on financial assets, excluding investments, of the consolidated entity which have been recognised on the statements of financial position is indicated by the carrying amount.

The credit risk on off-balance sheet derivatives is the cost of replacing the contract if the counterparty were to default and is measured by their market value at balance date. As at 31 December 2003, counterparty default of foreign currency swaps, foreign currency option contracts, oil price swap contracts and interest rate swap contracts would result in a loss of $61.9 million (2002: $121.2 million loss).

The consolidated entity controls credit risk on derivative financial instruments by setting exposure limits related to the credit worthiness of counterparties, all of which are selected banks or institutions with a Standard and Poor's rating of A or better.

(e) Net fair values of financial assets and liabilities

The carrying amounts of all financial assets and liabilities including hedges approximate net fair value.

At 31 December 2003 the consolidated entity has open derivative financial instruments contracts relating to future operating profit which if closed out at their market rates would have resulted in a gain of $61.5 million (2002: $117.6 million gain).

34. Economic Dependency

There are in existence long-term contracts for the sale of gas, but otherwise the Directors believe there is no economic dependency.

35. Post Balance Date Event

On 1 January 2004 a gas leak and fire occurred in the Liquids Recovery Plant section of the Moomba Gas Plant in central Australia. No casualties or injuries resulted. The financial effect of this incident has not been brought to account in the financial statements for the year ended 31 December 2003.

Based on December 2003 oil prices and exchange rates the estimated financial impact to the consolidated entity in 2004, net of insurance recoveries, is expected to be approximately $25–$30 million reduction in net profit after tax and $35–$40 million impact on operating cash flow.

DIRECTORS' DECLARATION

for the year ended 31 December 2003

In the opinion of the Directors of Santos Ltd:

(a) the financial statements and notes, set out on pages 42 to 71, are in accordance with the Corporations Act 2001, including:

(i) giving a true and fair view of the financial position of the Company and consolidated entity as at 31 December 2003 and of their performance, as represented by the results of their operations and their cash flows, for the year ended on that date; and

(ii) complying with Accounting Standards in Australia and the Corporations Regulations 2001; and

(b) there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

Dated this 24th day of February 2004.

Signed in accordance with a resolution of the Directors:

Director

Director

INDEPENDENT AUDIT REPORT TO MEMBERS OF SANTOS LTD

Scope

The financial report and directors' responsibility

The financial report comprises the statement of financial performance, statement of financial position, statement of cash flows, accompanying notes to the financial statements, and the directors' declaration for both Santos Ltd (the "Company") and Santos Group (the "Consolidated Entity"), for the year ended 31 December 2003. The Consolidated Entity comprises both the Company and the entities it controlled during that year.

The Directors of the Company are responsible for the preparation and true and fair presentation of the financial report in accordance with the Corporations Act 2001. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report.

Audit approach

We conducted an independent audit in order to express an opinion to the members of the Company. Our audit was conducted in accordance with Australian Auditing Standards in order to provide reasonable assurance as to whether the financial report is free of material misstatement. The nature of an audit is influenced by factors such as the use of professional judgement, selective testing, the inherent limitations of internal control, and the availability of persuasive rather than conclusive evidence. Therefore, an audit cannot guarantee that all material misstatements have been detected.

We performed procedures to assess whether in all material respects the financial report presents fairly, in accordance with the Corporations Act 2001, Australian Accounting Standards and other mandatory financial reporting requirements in Australia, a view which is consistent with our understanding of the Company's and the Consolidated Entity's financial position, and of their performance as represented by the results of their operations and cash flows.

We formed our audit opinion on the basis of these procedures, which included:

- examining, on a test basis, information to provide evidence supporting the amounts and disclosures in the financial report, and
- assessing the appropriateness of the accounting policies and disclosures used and the reasonableness of significant accounting estimates made by the Directors.

While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our audit was not designed to provide assurance on internal controls.

Independence

In conducting our audit, we followed applicable independence requirements of Australian professional ethical pronouncements and the Corporations Act 2001.

Audit Opinion

In our opinion, the financial report of Santos Ltd is in accordance with:

(a) the Corporations Act 2001, including:

  (i) giving a true and fair view of the Company's and the Consolidated Entity's financial position as at 31 December 2003 and of their performance for the financial year ended on that date; and

  (ii) complying with Accounting Standards in Australia and the Corporations Regulations 2001; and

(b) other mandatory professional reporting requirements in Australia.

KPMG

Peter A Jovic
Partner
Adelaide
24 February 2004

STOCK EXCHANGE AND SHAREHOLDER INFORMATION

Listed on Australian Stock Exchange at 27 February 2004 were 584,322,149 fully paid ordinary shares and 3,500,000 reset convertible preference shares. Unlisted were 115,750 partly paid Plan 0 shares, 115,250 partly paid Plan 2 shares, 23,200 fully paid ordinary shares issued pursuant to the Santos Employee Share Purchase Plan ('SESPP') for General Employee Participation and 133,061 fully paid ordinary shares issued pursuant to SESPP for Senior Executive Long Term Incentive. Also unlisted were 100,000 fully paid ordinary shares issued consequent upon exercise of 100,000 options granted pursuant to the Santos Executive Share Option Plan, an application for quotation of which has been lodged with Australian Stock Exchange. There were: 84,977 holders of all classes of issued ordinary shares (including 14 holders of Plan 0 shares; 13 holders of Plan 2 shares; and 41 holders of SESPP shares) compared with 85,716 a year earlier; 16,503 holders of reset convertible preference shares (last year 16,905); and 29 holders of the 5,998,314 options granted pursuant to the Santos Executive Share Option Plan.

The listed issued ordinary shares plus the ordinary shares issued pursuant to SESPP represent all of the voting power in Santos. The holdings of the 20 largest holders of ordinary shares represent 48.2% of the total voting power in Santos (last year 48.35%) and the holdings of the 20 largest holders of reset convertible preference shares represent 25.08% of the issued reset convertible preference shares (last year 28.23%).

The 20 largest shareholders of fully paid ordinary shares in Santos as shown in the Company's Register of Members at 27 February 2004 were:

Name	Number of fully paid ordinary shares	%
National Nominees Limited	82,915,646	14.19
Westpac Custodian Nominees Limited	53,825,368	9.21
J P Morgan Nominees Australia Limited	44,398,088	7.60
ANZ Nominees Limited	16,442,093	2.81
RBC Global Services Australia Nominees Pty Limited	14,293,680	2.45
Westpac Custodian Nominees Limited (ADR Account)	13,925,741	2.38
Citicorp Nominees Pty Limited	13,816,625	2.36
Queensland Investment Corporation	7,985,321	1.37
RBC Global Services Australia Nominees Pty Limited (BKCUST A/c)	5,684,664	0.97
Cogent Nominees Pty Limited	4,889,056	0.84
AMP Life Limited	4,492,716	0.77
Australian Foundation Investment Company Limited (Investment Portfolio A/c)	3,189,289	0.55
Merrill Lynch (Australia) Nominees Pty Ltd	2,863,322	0.49
Government Superannuation Office (State Super Fund A/c)	2,779,082	0.48
HSBC Custody Nominees (Australia) Limited	2,325,000	0.40
Westpac Financial Services Limited	2,006,962	0.34
Victorian Workcover Authority	1,688,850	0.29
Transport Accident Commission	1,451,572	0.25
NRMA Nominees Pty Limited	1,348,159	0.23
PSS Board	1,260,602	0.22
Total	281,581,836	48.20

Analysis of Shares - range of shares held

	Fully paid ordinary shares (Holders)	% of holders	% of shares held	Reset convertible preference shares (Holders)	% of holders	% of shares held
1 - 1,000	29,187	34.35	3.06	16,331	98.96	62.89
1,001 - 5,000	43,898	51.67	18.46	136	0.82	8.35
5,001 - 10,000	7,915	9.32	9.77	19	0.12	4.54
10,001 - 100,000	3,808	4.48	13.32	14	0.08	11.12
100,001 and over	157	0.18	55.39	3	0.02	13.10
Total	84,965	100.00	100.00	16,503	100.00	100.00
Less than a marketable parcel of $500	1,408			-		

The 20 largest shareholders of reset convertible preference shares in Santos as shown in the Company's Register of Members at 27 February 2004 were:

Name	Number of reset convertible preference shares	%
Westpac Custodian Nominees Limited	177,620	5.07
Australian Foundation Investment Company Limited (Investment Portfolio A/c)	175,000	5.00
Citicorp Nominees Pty Limited	105,855	3.02
RBC Global Services Australia Nominees Pty Limited (GSJBW A/c)	49,635	1.42
Questor Financial Services Limited (TPS RF A/c)	47,236	1.35
Share Direct Nominees Pty Ltd (National Nominees A/c)	40,000	1.14
AMP Life Limited	38,000	1.09
Djerriwarrh Investments Limited (Investment Portfolio A/c)	35,000	1.00
Citicorp Nominees Pty Limited (CMIL Cwlth Income Fund A/c)	32,000	0.91
Net Nominees Limited	26,301	0.75
Merrill Lynch (Australia) Nominees Pty Ltd	20,727	0.59
ANZ Executors and Trustee Company Limited	20,662	0.59
Argo Investments Limited	20,000	0.57
Kaplan Equity Limited	20,000	0.57
Tower Trust Limited	15,265	0.44
Besen Family Superannuation Fund Pty Ltd	14,000	0.40
Permanent Trustee Company Limited (KAP0004 A/c)	10,500	0.30
Bayeux Capital Pty Ltd	10,000	0.29
Brencorp No 11 Pty Limited	10,000	0.29
Brencorp Pty Limited (Brencorp Foundation A/c)	10,000	0.29
Total	877,801	25.08

Substantial Shareholders, as at 27 February 2004, as disclosed by notices received by the Company:

Name	No. of voting shares held
Maple-Brown Abbott Limited	57,898,446

For Directors' Shareholdings see Directors' Statutory Report as set out on page 38 of this Annual Report.

Voting Rights

Every member present in person or by an attorney, a proxy or a representative shall on a show of hands, have one vote and upon a poll, one vote for every fully paid ordinary share held. Pursuant to the Rules of the Santos Executive Share Plan, Plan 2 and Plan 0 shares do not carry any voting rights except on a proposal to vary the rights attached to Plan shares.

Holders of reset convertible preference shares ("Preference Shares") do not have voting rights at any general meeting of the Company except in the following circumstances:

(a) on a proposal:

  (1) to reduce the share capital of the Company;

  (2) that affects rights attached to the Preference Shares;

  (3) to wind up the Company; or

  (4) for the disposal of the whole of the property, business and undertaking of the Company;

(b) on a resolution to approve the terms of a buy-back agreement;

(c) during a period in which a Dividend or part of a Dividend on the Preference Shares is in arrears; or

(d) during the winding up of the Company.

INFORMATION FOR SHAREHOLDERS

NOTICE OF MEETING

The Annual General Meeting of Santos Ltd will be held in the Auditorium at The Adelaide Town Hall Function Centre, 128 King William Street, Adelaide, South Australia on Friday 7 May 2004 at 10.00 am.

FINAL DIVIDEND

The 2003 final ordinary dividend will be paid on 31 March 2004 to shareholders registered in the books of the Company at the close of business on 11 March 2004 in respect of fully paid shares held at record date.

STOCK EXCHANGE LISTING

Santos Ltd. Incorporated in Adelaide, South Australia on 18 March 1954. Quoted on the official list of the Australian Stock Exchange Ltd (ordinary shares code STO; preference shares code STOPA) and the New Zealand Stock Exchange Ltd.

AMERICAN DEPOSITORY RECEIPTS

Santos American Depository Receipts issued by Morgan Guaranty in the USA are sponsored and are quoted on the Nasdaq system in the USA (code STOSY).

DIRECTORS

S Gerlach (Chairman), J C Ellice-Flint (Managing Director), P C Barnett, F J Conroy, R M Harding, G W McGregor, M A O'Leary, J Sloan.

SECRETARY

M G Roberts
W J Glanville.

CHANGE OF SHAREHOLDER DETAILS

Issuer Sponsored Shareholders wishing to update their details must notify the Share Registrar in writing. The relevant shareholder forms can be obtained from the Share Registrar or via the Shareholder Services section of the Santos website, www.santos.com. Forms are available to advise the Company of changes relating to:

- change of address
- direct crediting of dividends
- Tax File Number and Australian Business Number
- removal from Annual Report mailing list.

INVESTOR INFORMATION AND SERVICES

Santos website

A wide range of information for investors is available from Santos' website, www.santos.com, including:

- Annual Reports
- Full Year and Interim Reports and Presentations
- Press Releases
- Quarterly Activities Reports
- Weekly Drilling Summaries.

Comprehensive archives of these materials dating back to 1997 are available on the Santos website.

Other investor information available on the Santos website includes:

- open briefings with Corporate File – an ASX-endorsed online briefing service
- live and archived webcasts of investor briefings
- an e-mail alert facility where shareholders and other interested parties can register to be notified, free of charge, of Santos' press releases via e-mail.

The Shareholder Services section of the Santos website provides shareholder forms to assist shareholders to manage their holdings, as well as a full history of Santos' dividend payments and equity issues.

Santos' website also provides an online Conversion Calculator, which instantly computes equivalent values of the most common units of measurement in the oil and gas industry.

Publications

The Annual Report is the major source of printed information about Santos. Printed copies of the Annual Report are available from the Share Registrar or Investor Relations.

SHAREHOLDER ENQUIRIES

Enquiries about shareholdings should be directed to:

Share Registrar, Santos Ltd, GPO Box 2455,
Adelaide, South Australia 5001. Telephone: 08 8218 5111.
E-mail: share.register@santos.com

Investor information, other than that relating to a shareholding, can be obtained from:

Investor Relations, Santos Ltd, GPO Box 2455,
Adelaide, South Australia 5001. Telephone: 08 8218 5111.
E-mail: investor.relations@santos.com

Electronic enquiries can also be submitted through the Contact Us section of the Santos website, www.santos.com.

SHAREHOLDERS' CALENDAR

2003 full year results announcement	24 February 2004
Ex-dividend date for 2003 full year dividend	4 March 2004
Record date for 2003 full year dividend	11 March 2004
Payment date for 2003 full year dividend	31 March 2004
Annual General Meeting	7 May 2004
Half year end	30 June 2004
2004 interim results announcement	24 August 2004
Full year end	31 December 2004

QUARTERLY REPORTING CALENDAR

2004 First Quarter Activities Report	28 April 2004
2004 Second Quarter Activities Report	28 July 2004
2004 Third Quarter Activities Report	27 October 2004
2004 Fourth Quarter Activities Report	27 January 2005

GLOSSARY

barrel/bbl
[illegible] of measurement for all [illegible]les. One barrel = 159 litres [illegible]llons.

bcf
[illegible], a billion defined as 10^9, on [illegible] sales gas = 1.055 petajoules.

boe
[illegible]ivalent. The factor used by [illegible]t volumes of different [illegible]uction to barrels of oil [illegible]

bopd
[illegible] day.

contingent resources
[illegible] of hydrocarbons which are [illegible]given date, to be potentially [illegible] known accumulations, but [illegible]rrently considered to be [illegible]overable. Contingent resources [illegible]ificant size, but still have [illegible]velopment. These constraints, [illegible]ooking of reserves, may relate [illegible]rketing arrangements or to [illegible]nmental or political barriers.

the Company
[illegible]s subsidiaries.

D, D & A
[illegible]pletion and amortisation of [illegible]nd equipment, exploration [illegible] expenditure.

delineation well
[illegible]tegories: near-field [illegible] and appraisal wells. Near-[illegible] wells are wells located near [illegible]scoveries and have a higher [illegible]ccess than wildcat exploration [illegible]s test independent structures [illegible]e a higher risk of failure than [illegible]lopment wells. An appraisal [illegible]lled for the purpose of [illegible]sions to known fields or [illegible]

development well
[illegible]o produce hydrocarbons from a [illegible]ithin a proven productive [illegible] by exploration or appraisal [illegible]

EBIT
[illegible]interest and tax.

EBITDA
[illegible]interest and tax, depreciation, [illegible]mortisation of building, plant [illegible] exploration and development [illegible] amortisation of goodwill.

finding cost per barrel of oil equivalent
[illegible]delineation expenditure per [illegible]y reserve additions net of [illegible] divestments.

hydrocarbons
Solid, liquid or gas compounds of the elements hydrogen and carbon.

LNG
Liquefied natural gas.

LPG
Liquefied petroleum gas, the name given to propane and butane in their liquid state.

mbbls
Thousand barrels.

mean resource potential
The average of the range of recoverable resources.

mmbbls
Million barrels.

mmboe
Million barrels of oil equivalent.

mmscf/d
Million standard cubic feet per day.

petroleum liquids
Crude oil, condensate, or its derivative naphtha, and the liquefied petroleum gases propane and butane.

PJ
Petajoules. Joules are the metric measurement unit for energy. A petajoule is equal to 1 joule x 10^{15}. The equivalent imperial measure to joules is British Thermal Units (BTU). One kilojoule = 0.9478 BTU.

Proven reserves (1P)
Proven reserves (1P) are those reserves that, to a high degree of certainty (90% confidence), are recoverable. There is relatively little risk associated with these reserves. Proven developed reserves are reserves that can be recovered from existing wells with existing infrastructure and operating methods. Proven undeveloped reserves require development.

Proven plus Probable reserves (2P)
Proven plus Probable reserves (2P) are those reserves that analysis of geological and engineering data suggests are more likely than not to be recoverable. There is at least a 50% probability that reserves recovered will exceed Proven plus Probable reserves.

Proven, Probable plus Possible reserves (3P)
Proven, Probable plus Possible reserves (3P) are those reserves that, to a low degree of certainty (10% confidence), are recoverable. There is relatively high risk associated with these reserves.

PSC
Production sharing contract.

reserve replacement cost per barrel of oil equivalent
Exploration, delineation and development expenditure per annum divided by reserve additions net of acquisitions and divestments. Development includes all development and fixed asset expenditure net of stay-in-business and corporate capital expenditure.

resource potential
Resource potential refers to those quantities of petroleum yet to be discovered. It may refer to single opportunities or a group of opportunities.

ROAE
Return on average equity.

ROACE
Return on average capital employed.

Santos
Santos Ltd and its subsidiaries.

seismic survey
A survey used to gain an understanding of rock formations beneath the earth's surface.

tcf
Trillion cubic feet.

TJ
Terajoules. Joules are the metric measurement unit for energy. A terajoule is equal to 1 joule x 10^{12}.

total recordable case frequency rate (TRCFR)
A statistical measure of safety performance. Total recordable case frequency rate is calculated as the total number of recordable cases (medical treatment injuries and lost time injuries) per million hours worked. A lost time injury is a work-related injury or illness that results, or would result, in a permanent disability or time lost of one complete shift or day or more any time after the injury or illness. A medical treatment injury is a work-related injury or illness, other than a lost time injury, where the injury is serious enough to require more than minor first aid treatment. Santos classifies injuries that result in modified duties as medical treatment injuries.

wildcat exploration
Exploration wells testing new play concepts or structures distanced from current fields.

Conversion

crude oil
1 barrel = 1 boe

sales gas
1 petajoule = 171.937 boe x 10^3

condensate/naphtha
1 barrel = 0.935 boe

LPG
1 tonne = 8.458 boe

For a comprehensive online conversion calculator tool, visit the Santos website, www.santos.com.

TURNING OPPORTUNITIES INTO GROWTH... AND GROWTH INTO VALUE

Santos is a major Australian oil and gas exploration and production company with interests in every major Australian petroleum province and in the USA, Indonesia and Papua New Guinea.

Santos is Australia's largest gas producer, supplying 217 PJ of gas and ethane in 2003 to all mainland Australian states and territories, and selling oil and liquids to domestic and international customers. In Australia, Santos has the largest exploration portfolio by area of any company.

Santos is positioning itself to perform alongside the top quartile of the world's oil and gas companies – rapidly expanding its exploration interests, delivering an exciting suite of growth projects and continuing to pay a strong dividend.

CORPORATE DIRECTORY

REGISTERED AND HEAD OFFICE
Level 29, Santos House
91 King William Street
Adelaide, South Australia 5000
GPO Box 2455
Adelaide, South Australia 5001
Telephone 08 8218 5111
Facsimile 08 8218 5274

SHARE REGISTER
Level 29, Santos House
91 King William Street
Adelaide, South Australia 5000
GPO Box 2455
Adelaide, South Australia 5001
Telephone 08 8218 5111
Facsimile 08 8218 5950

OFFICES

Brisbane
Level 14, Santos House
60 Edward Street
Brisbane, Queensland 4000
Telephone 07 3228 6666
Facsimile 07 3228 6920

Perth
Level 28, Forrest Centre
221 St Georges Terrace
Perth, Western Australia 6000
Telephone 08 9460 8900
Facsimile 08 9460 8971

Port Bonython
PO Box 344
Whyalla, South Australia 5600
Telephone 08 8640 3100
Facsimile 08 8640 3200

United States of America
Santos USA Corp.
10111 Richmond Avenue, Suite 500
Houston, Texas 77042 USA
Telephone 1-713 986 1700
Facsimile 1-713 986 4200

Papua New Guinea
Barracuda Limited
Level 8, Pacific Place
Cnr Champion Parade
and Musgrave Street
Port Moresby, PNG
Telephone 675 321 2633
Facsimile 675 321 2847

Representative office of Santos Asia Pacific Pty Ltd in Jakarta
Level 9, Ratu Plaza Office Tower
Jalan Jendral Sudirman Kav 9
Jakarta 10270 Indonesia
PO Box 6621, JKS GN
Jakarta 12060 Indonesia
Telephone 62-21 270 0410
Facsimile 62-21 720 4503

USEFUL E-MAIL CONTACTS
Share register enquiries:
share.register@santos.com

Investor enquiries:
investor.relations@santos.com

Employment enquiries:
recruitment@santos.com

WEBSITE
www.santos.com

Santos

NOTICE OF ANNUAL GENERAL MEETING

Notice is hereby given that the Annual General Meeting of Members of Santos Limited will be held in the Auditorium at the Adelaide Town Hall Function Centre, 128 King William Street, Adelaide, South Australia on Friday 7 May 2004 at 10.00 am.

ORDINARY BUSINESS

1 To receive and consider the Financial Report for the year ended 31 December 2003 and the reports of the Directors and the Auditors thereon.

2 To elect or re-elect Directors

(i) Mr Richard Michael Harding retires in accordance with Article 96 of the Company's Constitution and, being eligible, offers himself for election.

(ii) Professor Judith Sloan retires by rotation in accordance with Article 99 of the Company's Constitution and, being eligible, offers herself for re-election.

(iii) Mr Stephen Gerlach retires by rotation in accordance with Article 99 of the Company's Constitution and, being eligible, offers himself for re-election.

SPECIAL BUSINESS

3 Directors' Fees

To consider and, if thought fit, pass the following resolution as an ordinary resolution:

"That, pursuant to the provisions of Article 105 of the Company's Constitution, from 1 January 2004 Directors be paid out of the property of the Company for their services as Directors, a fixed sum not exceeding $1,500,000 per year being $550,000 per year in excess of the sum of $950,000 per year approved by members at the Annual General Meeting of the Company held on 4 May 2001."

VOTING EXCLUSION STATEMENT

In accordance with the ASX Listing Rules, the Company will disregard any votes cast by Directors and their associates (other than in respect of proxies given by other members of the Company who are entitled to vote which contain clear instructions as to how those votes are to be exercised) in respect to this item of Special Business.

The Board has determined in accordance with the Articles of the Company's Constitution and the Corporations Regulations 2001 that a person's entitlement to vote at the Annual General Meeting will be taken to be the entitlement of that person shown in the Register of Members at End of Day (as defined in the SCH Business Rules) on and in respect of 5 May, 2004.

By Order of the Board
M. G. Roberts
Secretary

Level 29, Santos House
91 King William Street
Adelaide
South Australia 5000

16 March 2004

re-election are set out below:

Mr. Richard Michael Harding MSc Age 54

Mike Harding, an independent non-executive Director, was appointed to the Board, effective 1 March, 2004.

Mr. Harding retired in 2003 from BP Exploration Australia where he held the position of President and General Manager of BP Developments Australia Limited. Previous appointments with BP included: Technical Manager North West Shelf 1982 - 1985; Project Director North Sea Pipeline 1985 - 1987; Business Manager BP Engineering 1987 - 1989; Business Manager, UK Land 1989 - 1992; Business Manager, Azerbaihjan, Papua New Guinea and Malaysia - Thailand.

Mr. Harding is a former Vice-Chairman and Council Member of the Australian Petroleum Production and Exploration Association and a director of Arc Energy Ltd. He is also Chairman of the Ministry of Defence Command Support, Training and Simulation Project Governance Board.

Professor Judith Sloan BA (Hons), MA, MSc Age 49

Judith Sloan, an independent non-executive Director, was appointed to the Board on 5 September, 1994 and is the Chairperson of the Remuneration Committee and a member of the Audit Committee of the Board.

She is the Chairperson of SGIC Holdings Ltd, Deputy Chair of the Board of the Australian Broadcasting Corporation, a director of Mayne Group Ltd and a Part-time Commissioner of the Productivity Commission.

Professor Sloan is a former Professor of Labour Studies at the Flinders University of South Australia and Director of the National Institute of Labour Studies.

Stephen Gerlach LLB Age 58

Stephen Gerlach, an independent non-executive Director, was appointed to the Board on 5 September, 1989 and Chairman on 4 May, 2001. He is Chairman of Santos Finance Ltd and of the Environmental & Safety Committee, Finance Committee and Nomination Committee and member of the Remuneration Committee of the Board.

He is Chairman of Futuris Corporation Ltd and Challenger Beston Ltd and a director of Southcorp Holdings Ltd.

Mr. Gerlach is a former Managing Partner of the Adelaide legal firm, Finlaysons.

AGENDA ITEM 3 : DIRECTORS' FEES

The Directors are seeking approval from shareholders to increase the *maximum* amount available for Directors' fees under Article 105 from $950,000 to $1,500,000 per annum.

Fees paid to Directors out of the *maximum* amount approved by shareholders are reviewed from time to time to ensure that they are appropriate. The proposed *maximum* amount will provide flexibility to allow for payment of appropriate fees over time, including those considered appropriate to reflect the Board's decision to eliminate retirement allowances for any Director appointed after 1 January, 2004 and to freeze retirement allowances as at 30 June, 2004 for all other current Directors.

The proposed *maximum* amount will also accommodate any increase in the number of Directors, should this be considered desirable, and ensure that the fees are sufficiently competitive to attract and retain Directors of the necessary qualifications and calibre.

It is pointed out that it is not intended to distribute all of the $1,500,000, if approved, in the current year.

In accordance with the ASX Listing Rules, the Company will disregard any votes cast by Directors and their associates (other than in respect of proxies given by other members of the Company who are entitled to vote which contain clear instructions as to how those votes are to be exercised) in respect to this item of Special Business.

NOTES RELATING TO VOTING:

1 The Board has determined in accordance with the Articles of the Company's Constitution and the Corporations Regulations 2001 that a person's entitlement to vote at the Annual General Meeting will be taken to be the entitlement of that person shown in the Register of Members at End of Day (as defined in the SCH Business Rules) on and in respect of 5 May, 2004.

3 A member entitled to attend and vote is entitled to appoint not more than two proxies. If you wish to appoint two proxies please obtain a second proxy form by telephoning 08 8218 5111 or by sending a fax to 08 8218 5950. Both forms should be completed specifying the nominated percentage or number of your votes given to each proxy. If the appointment does not specify the proportion or number of your votes, each proxy may exercise half of the votes. Where more than one proxy is appointed, neither proxy is entitled to vote on a show of hands. Please return both proxy forms together.

4 A proxy need not be a member of the Company.

5 A proxy form must be signed by the member or his/her attorney or, in the case of a corporation, executed in accordance with Section 127 of the Corporations Act or signed by an authorised officer or attorney. If the proxy form is signed by an attorney or by the authorised officer of a corporation, the power of attorney or other authority (or a notarially certified copy) must accompany the form unless it has previously been provided to the Company. If the proxy form is sent by fax, any accompanying power of attorney or other authority must be certified.

6 Where a member which is a corporation appoints a representative under Section 250D of the Corporations Act, appropriate evidence of the appointment must be produced. A form of Appointment of Corporate Representative is included with this Notice Paper for completion prior to the meeting and presentation at the registration desk on the day of the meeting.

7 The Chairman of the meeting is deemed to be appointed where a signed proxy form is returned which does not contain the name of the proxy or the person appointed on the form is absent.

8 Proxy forms must be received by the Company at its registered office - Level 29, Santos House, 91 King William Street, Adelaide, South Australia 5000, (fax number 08 8218 5950) or at its postal address, G.P.O. Box 2455, Adelaide, South Australia 5001, not less than forty-eight hours before the time for holding the meeting.

9 Where a member appoints an attorney to act on his/her behalf at the meeting, such appointment must be made by power of attorney duly executed by the member and attested by one or more witnesses or if the member is a corporation executed in accordance with Section 127 of the Corporations Act. The power of attorney must be received at the registered office and by the time referred to in paragraph 8 above.

10 Voting instruction:

If you wish to indicate how your proxy holder should vote, please mark the appropriate box/boxes. If in respect of any of the items of business you do not direct your proxy how to vote, you are directing your proxy to vote as he or she decides.

If you mark the abstain box for a particular item you are directing your proxy not to vote on your behalf and your shares will not be counted in computing the required majority on a poll.

For proxies in favour of the Chairman without voting instructions, the Chairman intends to vote undirected proxies:-

1. on Item 2, in favour of the election of Mr. R.M. Harding and the re-election of Professor J. Sloan and Mr. S. Gerlach; and
2. on Item 3, in favour of the increase of Directors' Fees, if a shareholder places a mark in the box next to the words "Important: For Item 3 Below" appearing on the Proxy Form.

11 Voting Exclusion Statement

In relation to the item of special business, and as required by the ASX Listing Rules, the Company will disregard any votes cast by Directors and their associates (other than in respect of proxies given by other members of the Company who are entitled to vote which contain clear instructions as to how those votes are to be exercised).

NOTICE OF ANNUAL GENERAL MEETING

Notice is hereby given that the Annual General Meeting of Members of Santos Limited will be held in the Auditorium at the Adelaide Town Hall Function Centre, 128 King William Street, Adelaide, South Australia on Friday 7 May 2004 at 10.00 am.

ORDINARY BUSINESS

1 To receive and consider the Financial Report for the year ended 31 December 2003 and the reports of the Directors and the Auditors thereon.

2 To elect or re-elect Directors

(i) Mr Richard Michael Harding retires in accordance with Article 96 of the Company's Constitution and, being eligible, offers himself for election.

(ii) Professor Judith Sloan retires by rotation in accordance with Article 99 of the Company's Constitution and, being eligible, offers herself for re-election.

(iii) Mr Stephen Gerlach retires by rotation in accordance with Article 99 of the Company's Constitution and, being eligible, offers himself for re-election.

SPECIAL BUSINESS

3 Directors' Fees

To consider and, if thought fit, pass the following resolution as an ordinary resolution:

"That, pursuant to the provisions of Article 105 of the Company's Constitution, from 1 January 2004 Directors be paid out of the property of the Company for their services as Directors, a fixed sum not exceeding $1,500,000 per year being $550,000 per year in excess of the sum of $950,000 per year approved by members at the Annual General Meeting of the Company held on 4 May 2001."

VOTING EXCLUSION STATEMENT

In accordance with the ASX Listing Rules, the Company will disregard any votes cast by Directors and their associates (other than in respect of proxies given by other members of the Company who are entitled to vote which contain clear instructions as to how those votes are to be exercised) in respect to this item of Special Business.

The Board has determined in accordance with the Articles of the Company's Constitution and the Corporations Regulations 2001 that a person's entitlement to vote at the Annual General Meeting will be taken to be the entitlement of that person shown in the Register of Members at End of Day (as defined in the SCH Business Rules) on and in respect of 5 May, 2004.

By Order of the Board
M. G. Roberts
Secretary

Level 29, Santos House
91 King William Street
Adelaide
South Australia 5000

16 March 2004

re-election are set out below:

Mr. Richard Michael Harding MSc Age 54

Mike Harding, an independent non-executive Director, was appointed to the Board, effective 1 March, 2004.

Mr. Harding retired in 2003 from BP Exploration Australia where he held the position of President and General Manager of BP Developments Australia Limited. Previous appointments with BP included: Technical Manager North West Shelf 1982 - 1985; Project Director North Sea Pipeline 1985 - 1987; Business Manager BP Engineering 1987 - 1989; Business Manager, UK Land 1989 - 1992; Business Manager, Azerbaihjan, Papua New Guinea and Malaysia - Thailand.

Mr. Harding is a former Vice-Chairman and Council Member of the Australian Petroleum Production and Exploration Association and a director of Arc Energy Ltd. He is also Chairman of the Ministry of Defence Command Support, Training and Simulation Project Governance Board.

Professor Judith Sloan BA (Hons), MA, MSc Age 49

Judith Sloan, an independent non-executive Director, was appointed to the Board on 5 September, 1994 and is the Chairperson of the Remuneration Committee and a member of the Audit Committee of the Board.

She is the Chairperson of SGIC Holdings Ltd, Deputy Chair of the Board of the Australian Broadcasting Corporation, a director of Mayne Group Ltd and a Part-time Commissioner of the Productivity Commission.

Professor Sloan is a former Professor of Labour Studies at the Flinders University of South Australia and Director of the National Institute of Labour Studies.

Stephen Gerlach LLB Age 58

Stephen Gerlach, an independent non-executive Director, was appointed to the Board on 5 September, 1989 and Chairman on 4 May, 2001. He is Chairman of Santos Finance Ltd and of the Environmental & Safety Committee, Finance Committee and Nomination Committee and member of the Remuneration Committee of the Board.

He is Chairman of Futuris Corporation Ltd and Challenger Beston Ltd and a director of Southcorp Holdings Ltd.

Mr. Gerlach is a former Managing Partner of the Adelaide legal firm, Finlaysons.

AGENDA ITEM 3 : DIRECTORS' FEES

The Directors are seeking approval from shareholders to increase the *maximum* amount available for Directors' fees under Article 105 from $950,000 to $1,500,000 per annum.

Fees paid to Directors out of the *maximum* amount approved by shareholders are reviewed from time to time to ensure that they are appropriate. The proposed *maximum* amount will provide flexibility to allow for payment of appropriate fees over time, including those considered appropriate to reflect the Board's decision to eliminate retirement allowances for any Director appointed after 1 January, 2004 and to freeze retirement allowances as at 30 June, 2004 for all other current Directors.

The proposed *maximum* amount will also accommodate any increase in the number of Directors, should this be considered desirable, and ensure that the fees are sufficiently competitive to attract and retain Directors of the necessary qualifications and calibre.

It is pointed out that it is not intended to distribute all of the $1,500,000, if approved, in the current year.

In accordance with the ASX Listing Rules, the Company will disregard any votes cast by Directors and their associates (other than in respect of proxies given by other members of the Company who are entitled to vote which contain clear instructions as to how those votes are to be exercised) in respect to this item of Special Business.

NOTES RELATING TO VOTING:

1 The Board has determined in accordance with the Articles of the Company's Constitution and the Corporations Regulations 2001 that a person's entitlement to vote at the Annual General Meeting will be taken to be the entitlement of that person shown in the Register of Members at End of Day (as defined in the SCH Business Rules) on and in respect of 5 May, 2004.

3 A member entitled to attend and vote is entitled to appoint not more than two proxies. If you wish to appoint two proxies please obtain a second proxy form by telephoning 08 8218 5111 or by sending a fax to 08 8218 5950. Both forms should be completed specifying the nominated percentage or number of your votes given to each proxy. If the appointment does not specify the proportion or number of your votes, each proxy may exercise half of the votes. Where more than one proxy is appointed, neither proxy is entitled to vote on a show of hands. Please return both proxy forms together.

4 A proxy need not be a member of the Company.

5 A proxy form must be signed by the member or his/her attorney or, in the case of a corporation, executed in accordance with Section 127 of the Corporations Act or signed by an authorised officer or attorney. If the proxy form is signed by an attorney or by the authorised officer of a corporation, the power of attorney or other authority (or a notarially certified copy) must accompany the form unless it has previously been provided to the Company. If the proxy form is sent by fax, any accompanying power of attorney or other authority must be certified.

6 Where a member which is a corporation appoints a representative under Section 250D of the Corporations Act, appropriate evidence of the appointment must be produced. A form of Appointment of Corporate Representative is included with this Notice Paper for completion prior to the meeting and presentation at the registration desk on the day of the meeting.

7 The Chairman of the meeting is deemed to be appointed where a signed proxy form is returned which does not contain the name of the proxy or the person appointed on the form is absent.

8 Proxy forms must be received by the Company at its registered office - Level 29, Santos House, 91 King William Street, Adelaide, South Australia 5000, (fax number 08 8218 5950) or at its postal address, G.P.O. Box 2455, Adelaide, South Australia 5001, not less than forty-eight hours before the time for holding the meeting.

9 Where a member appoints an attorney to act on his/her behalf at the meeting, such appointment must be made by power of attorney duly executed by the member and attested by one or more witnesses or if the member is a corporation executed in accordance with Section 127 of the Corporations Act. The power of attorney must be received at the registered office and by the time referred to in paragraph 8 above.

10 Voting instruction:

If you wish to indicate how your proxy holder should vote, please mark the appropriate box/boxes. If in respect of any of the items of business you do not direct your proxy how to vote, you are directing your proxy to vote as he or she decides.

If you mark the abstain box for a particular item you are directing your proxy not to vote on your behalf and your shares will not be counted in computing the required majority on a poll.

For proxies in favour of the Chairman without voting instructions, the Chairman intends to vote undirected proxies:-

1. on Item 2, in favour of the election of Mr. R.M. Harding and the re-election of Professor J. Sloan and Mr. S. Gerlach; and
2. on Item 3, in favour of the increase of Directors' Fees, if a shareholder places a mark in the box next to the words "Important: For Item 3 Below" appearing on the Proxy Form.

11 Voting Exclusion Statement

In relation to the item of special business, and as required by the ASX Listing Rules, the Company will disregard any votes cast by Directors and their associates (other than in respect of proxies given by other members of the Company who are entitled to vote which contain clear instructions as to how those votes are to be exercised).

NOTICE OF ANNUAL GENERAL MEETING

Notice is hereby given that the Annual General Meeting of Members of Santos Limited will be held in the Auditorium at the Adelaide Town Hall Function Centre, 128 King William Street, Adelaide, South Australia on Friday 7 May 2004 at 10.00 am.

ORDINARY BUSINESS

1 To receive and consider the Financial Report for the year ended 31 December 2003 and the reports of the Directors and the Auditors thereon.

2 To elect or re-elect Directors

(i) Mr Richard Michael Harding retires in accordance with Article 96 of the Company's Constitution and, being eligible, offers himself for election.

(ii) Professor Judith Sloan retires by rotation in accordance with Article 99 of the Company's Constitution and, being eligible, offers herself for re-election.

(iii) Mr Stephen Gerlach retires by rotation in accordance with Article 99 of the Company's Constitution and, being eligible, offers himself for re-election.

SPECIAL BUSINESS

3 Directors' Fees

To consider and, if thought fit, pass the following resolution as an ordinary resolution:

"That, pursuant to the provisions of Article 105 of the Company's Constitution, from 1 January 2004 Directors be paid out of the property of the Company for their services as Directors, a fixed sum not exceeding $1,500,000 per year being $550,000 per year in excess of the sum of $950,000 per year approved by members at the Annual General Meeting of the Company held on 4 May 2001."

VOTING EXCLUSION STATEMENT

In accordance with the ASX Listing Rules, the Company will disregard any votes cast by Directors and their associates (other than in respect of proxies given by other members of the Company who are entitled to vote which contain clear instructions as to how those votes are to be exercised) in respect to this item of Special Business.

The Board has determined in accordance with the Articles of the Company's Constitution and the Corporations Regulations 2001 that a person's entitlement to vote at the Annual General Meeting will be taken to be the entitlement of that person shown in the Register of Members at End of Day (as defined in the SCH Business Rules) on and in respect of 5 May, 2004.

By Order of the Board
M. G. Roberts
Secretary

Level 29, Santos House
91 King William Street
Adelaide
South Australia 5000

16 March 2004

re-election are set out below:

Mr. Richard Michael Harding MSc Age 54

Mike Harding, an independent non-executive Director, was appointed to the Board, effective 1 March, 2004.

Mr. Harding retired in 2003 from BP Exploration Australia where he held the position of President and General Manager of BP Developments Australia Limited. Previous appointments with BP included: Technical Manager North West Shelf 1982 - 1985; Project Director North Sea Pipeline 1985 - 1987; Business Manager BP Engineering 1987 - 1989; Business Manager, UK Land 1989 - 1992; Business Manager, Azerbaihjan, Papua New Guinea and Malaysia - Thailand.

Mr. Harding is a former Vice-Chairman and Council Member of the Australian Petroleum Production and Exploration Association and a director of Arc Energy Ltd. He is also Chairman of the Ministry of Defence Command Support, Training and Simulation Project Governance Board.

Professor Judith Sloan BA (Hons), MA, MSc Age 49

Judith Sloan, an independent non-executive Director, was appointed to the Board on 5 September, 1994 and is the Chairperson of the Remuneration Committee and a member of the Audit Committee of the Board.

She is the Chairperson of SGIC Holdings Ltd, Deputy Chair of the Board of the Australian Broadcasting Corporation, a director of Mayne Group Ltd and a Part-time Commissioner of the Productivity Commission.

Professor Sloan is a former Professor of Labour Studies at the Flinders University of South Australia and Director of the National Institute of Labour Studies.

Stephen Gerlach LLB Age 58

Stephen Gerlach, an independent non-executive Director, was appointed to the Board on 5 September, 1989 and Chairman on 4 May, 2001. He is Chairman of Santos Finance Ltd and of the Environmental & Safety Committee, Finance Committee and Nomination Committee and member of the Remuneration Committee of the Board.

He is Chairman of Futuris Corporation Ltd and Challenger Beston Ltd and a director of Southcorp Holdings Ltd.

Mr. Gerlach is a former Managing Partner of the Adelaide legal firm, Finlaysons.

AGENDA ITEM 3 : DIRECTORS' FEES

The Directors are seeking approval from shareholders to increase the *maximum* amount available for Directors' fees under Article 105 from $950,000 to $1,500,000 per annum.

Fees paid to Directors out of the *maximum* amount approved by shareholders are reviewed from time to time to ensure that they are appropriate. The proposed *maximum* amount will provide flexibility to allow for payment of appropriate fees over time, including those considered appropriate to reflect the Board's decision to eliminate retirement allowances for any Director appointed after 1 January, 2004 and to freeze retirement allowances as at 30 June, 2004 for all other current Directors.

The proposed *maximum* amount will also accommodate any increase in the number of Directors, should this be considered desirable, and ensure that the fees are sufficiently competitive to attract and retain Directors of the necessary qualifications and calibre.

It is pointed out that it is not intended to distribute all of the $1,500,000, if approved, in the current year.

In accordance with the ASX Listing Rules, the Company will disregard any votes cast by Directors and their associates (other than in respect of proxies given by other members of the Company who are entitled to vote which contain clear instructions as to how those votes are to be exercised) in respect to this item of Special Business.

NOTES RELATING TO VOTING:

1 The Board has determined in accordance with the Articles of the Company's Constitution and the Corporations Regulations 2001 that a person's entitlement to vote at the Annual General Meeting will be taken to be the entitlement of that person shown in the Register of Members at End of Day (as defined in the SCH Business Rules) on and in respect of 5 May, 2004.

3 A member entitled to attend and vote is entitled to appoint not more than two proxies. If you wish to appoint two proxies please obtain a second proxy form by telephoning 08 8218 5111 or by sending a fax to 08 8218 5950. Both forms should be completed specifying the nominated percentage or number of your votes given to each proxy. If the appointment does not specify the proportion or number of your votes, each proxy may exercise half of the votes. Where more than one proxy is appointed, neither proxy is entitled to vote on a show of hands. Please return both proxy forms together.

4 A proxy need not be a member of the Company.

5 A proxy form must be signed by the member or his/her attorney or, in the case of a corporation, executed in accordance with Section 127 of the Corporations Act or signed by an authorised officer or attorney. If the proxy form is signed by an attorney or by the authorised officer of a corporation, the power of attorney or other authority (or a notarially certified copy) must accompany the form unless it has previously been provided to the Company. If the proxy form is sent by fax, any accompanying power of attorney or other authority must be certified.

6 Where a member which is a corporation appoints a representative under Section 250D of the Corporations Act, appropriate evidence of the appointment must be produced. A form of Appointment of Corporate Representative is included with this Notice Paper for completion prior to the meeting and presentation at the registration desk on the day of the meeting.

7 The Chairman of the meeting is deemed to be appointed where a signed proxy form is returned which does not contain the name of the proxy or the person appointed on the form is absent.

8 Proxy forms must be received by the Company at its registered office - Level 29, Santos House, 91 King William Street, Adelaide, South Australia 5000, (fax number 08 8218 5950) or at its postal address, G.P.O. Box 2455, Adelaide, South Australia 5001, not less than forty-eight hours before the time for holding the meeting.

9 Where a member appoints an attorney to act on his/her behalf at the meeting, such appointment must be made by power of attorney duly executed by the member and attested by one or more witnesses or if the member is a corporation executed in accordance with Section 127 of the Corporations Act. The power of attorney must be received at the registered office and by the time referred to in paragraph 8 above.

10 Voting instruction:

If you wish to indicate how your proxy holder should vote, please mark the appropriate box/boxes. If in respect of any of the items of business you do not direct your proxy how to vote, you are directing your proxy to vote as he or she decides.

If you mark the abstain box for a particular item you are directing your proxy not to vote on your behalf and your shares will not be counted in computing the required majority on a poll.

For proxies in favour of the Chairman without voting instructions, the Chairman intends to vote undirected proxies:-

1. on Item 2, in favour of the election of Mr. R.M. Harding and the re-election of Professor J. Sloan and Mr. S. Gerlach; and
2. on Item 3, in favour of the increase of Directors' Fees, if a shareholder places a mark in the box next to the words "Important: For Item 3 Below" appearing on the Proxy Form.

11 Voting Exclusion Statement

In relation to the item of special business, and as required by the ASX Listing Rules, the Company will disregard any votes cast by Directors and their associates (other than in respect of proxies given by other members of the Company who are entitled to vote which contain clear instructions as to how those votes are to be exercised).

PROXY FORM

04 APR -5 AM 7:21

Change Of Address Or Amendments for Issuer Sponsored Holdings only

Please check that the address is correct. If amendment is required, insert the correction and sign below.

If you are a broker sponsored shareholder *you must advise any change of address to* your broker.

My new address is: ....

....

....

State: .... Postcode: ....

Signature(s): ....

Please note that a preference share does not entitle its holder to vote in relation to the business at this Meeting.

I/We being a member/s of Santos Limited, appoint ....
failing whom, or if no person is named above, the Chairman of the Meeting, as my/our proxy to vote for me/us on my/our behalf at the Annual General Meeting of the Company to be held on 7 May 2004, and at any adjournment thereof.

Should you desire to direct a proxy how to vote, you should place a mark (X) in the appropriate box against each item. Otherwise, the proxy may vote as he/she thinks fit or abstain from voting.

☐ **IMPORTANT: FOR ITEM 3 BELOW**

If the Chairman of the Meeting is to be your proxy and you have not directed your proxy how to vote on Item 3 below, please place a mark in this box. By marking this box you acknowledge that the Chairman of the Meeting may exercise your proxy even if he has an interest in the outcome of that item such that votes cast by him, other than as proxy holder, would be disregarded because of that interest. If you do not mark this box, and you have not directed your proxy how to vote, the Chairman of the Meeting will not cast your votes on Item 3 and your votes will not be counted in computing the required majority if a poll is called on this item. The Chairman of the Meeting intends to vote undirected proxies in favour of Item 3.

ORDINARY BUSINESS

	For	Against	Abstain
2. To elect or re-elect Directors:			
(i) To elect Mr Richard Michael Harding as a director.	☐	☐	☐
(ii) To re-elect Professor Judith Sloan as a director.	☐	☐	☐
(iii) To re-elect Mr Stephen Gerlach as a director.	☐	☐	☐

SPECIAL BUSINESS

	For	Against	Abstain
3. To increase Directors' Fees	☐	☐	☐

If you appoint a second proxy, state here the proportion or number of your voting rights given to the proxy appointed on this form. ☐ % or ☐ number

Any voting will be for all your voting rights, unless expressly stipulated above.

SIGNATURE OF SHAREHOLDER/S

....
Signature

....
Signature

....
Date

COMPANY SEAL (if applicable)

COMPANIES ONLY

....
*Director/Sole Director and Sole Secretary

....
*Director/Secretary

....
Date

* delete as applicable

Persons attending the Annual General Meeting of Shareholders of the Company to be held at 10.00 am on Friday 7 May 2004 are requested to complete this slip and present it at the registration desk.

....

Full Name (BLOCK LETTERS PLEASE)

☐ I wish to be included in the ballot for the shareholders' visit to Moomba and have not previously visited Moomba in any capacity. (Please refer to the section headed "Shareholders' Visit to Moomba").

....

Signature

....

If not a member, representing

☐ By Proxy ☐ Other Authority

If "Other Authority", please indicate

APPOINTMENT OF CORPORATE REPRESENTATIVE

Pursuant to Section 250D of the Corporations Act

A corporation that has appointed a representative to vote on its behalf at the Annual General Meeting should complete this form prior to the meeting and hand it to its representative for presentation at the registration desk on the day of the meeting.

....

(Print the name of the corporation)

certifies that ....

is appointed to be its representative at the Annual General Meeting of Santos Ltd to be held on Friday 7 May 2004 at 10.00 am and at any adjournment thereof.

Dated 2004

COMPANY
SEAL
(if applicable)

....

*Director/Sole Director and Sole Secretary

....

*Director/Secretary

* delete as applicable

SHAREHOLDERS VISIT TO MOOMBA

During the past twenty-two years, a ballot has been held among shareholders present at the Annual General Meeting, affording them the opportunity to view the Company's Moomba operations. The Company has decided to arrange another visit in 2004. The visit is for educational purposes and, as such, only those shareholders who have not previously visited Moomba are eligible.

Shareholders attending the Annual General Meeting in person (that is, other than in the capacity of proxy, corporate representative, or attorney) and who have not previously visited Moomba (whether as a shareholder, employee, former employee or otherwise) may register their interest in being included in the ballot by completing the relevant section in the Admittance Slip and presenting it on registration at the meeting. The Company reserves the right to cancel the Moomba visit and to exclude persons therefrom notwithstanding that they may have been successful in the ballot.

PROXY FORM

Change Of Address Or Amendments for Issuer Sponsored Holdings only

Please check that the address is correct. If amendment is required, insert the correction and sign below.

If you are a broker sponsored shareholder you must advise any change of address to your broker.

My new address is: ....

....

....

State: .... Postcode: ....

Signature(s): ....

Please note that a preference share does not entitle its holder to vote in relation to the business at this Meeting.

I/We being a member/s of Santos Limited, appoint ....
failing whom, or if no person is named above, the Chairman of the Meeting, as my/our proxy to vote for me/us on my/our behalf at the Annual General Meeting of the Company to be held on 7 May 2004, and at any adjournment thereof.

Should you desire to direct a proxy how to vote, you should place a mark (X) in the appropriate box against each item. Otherwise, the proxy may vote as he/she thinks fit or abstain from voting.

☐ **IMPORTANT: FOR ITEM 3 BELOW**

If the Chairman of the Meeting is to be your proxy and you have not directed your proxy how to vote on Item 3 below, please place a mark in this box. By marking this box you acknowledge that the Chairman of the Meeting may exercise your proxy even if he has an interest in the outcome of that item such that votes cast by him, other than as proxy holder, would be disregarded because of that interest. If you do not mark this box, and you have not directed your proxy how to vote, the Chairman of the Meeting will not cast your votes on Item 3 and your votes will not be counted in computing the required majority if a poll is called on this item. The Chairman of the Meeting intends to vote undirected proxies in favour of Item 3.

ORDINARY BUSINESS

	For	Against	Abstain
2. To elect or re-elect Directors:			
(i) To elect Mr Richard Michael Harding as a director.	☐	☐	☐
(ii) To re-elect Professor Judith Sloan as a director.	☐	☐	☐
(iii)To re-elect Mr Stephen Gerlach as a director.	☐	☐	☐

SPECIAL BUSINESS

	For	Against	Abstain
3. To increase Directors' Fees	☐	☐	☐

If you appoint a second proxy, state here the proportion or number of your voting rights given to the proxy appointed on this form. ☐ % or ☐ number

Any voting will be for all your voting rights, unless expressly stipulated above.

SIGNATURE OF SHAREHOLDER/S

....
Signature

....
Signature

....
Date

COMPANY SEAL (if applicable)

COMPANIES ONLY

....
*Director/Sole Director and Sole Secretary

....
*Director/Secretary

....
Date

* delete as applicable

Persons attending the Annual General Meeting of Shareholders of the Company to be held at 10.00 am on Friday 7 May 2004 are requested to complete this slip and present it at the registration desk.

....

Full Name (BLOCK LETTERS PLEASE)

☐ I wish to be included in the ballot for the shareholders' visit to Moomba and have not previously visited Moomba in any capacity. (Please refer to the section headed "Shareholders' Visit to Moomba").

....

Signature

....

If not a member, representing

☐ By Proxy ☐ Other Authority

If "Other Authority", please indicate

✂---

APPOINTMENT OF CORPORATE REPRESENTATIVE

Pursuant to Section 250D of the Corporations Act

A corporation that has appointed a representative to vote on its behalf at the Annual General Meeting should complete this form prior to the meeting and hand it to its representative for presentation at the registration desk on the day of the meeting.

....

(Print the name of the corporation)

certifies that ....

is appointed to be its representative at the Annual General Meeting of Santos Ltd to be held on Friday 7 May 2004 at 10.00 am and at any adjournment thereof.

Dated 2004

COMPANY SEAL (if applicable)

....

*Director/Sole Director and Sole Secretary

....

*Director/Secretary

* delete as applicable

✂---

SHAREHOLDERS VISIT TO MOOMBA

During the past twenty-two years, a ballot has been held among shareholders present at the Annual General Meeting, affording them the opportunity to view the Company's Moomba operations. The Company has decided to arrange another visit in 2004. The visit is for educational purposes and, as such, only those shareholders who have not previously visited Moomba are eligible.

Shareholders attending the Annual General Meeting in person (that is, other than in the capacity of proxy, corporate representative, or attorney) and who have not previously visited Moomba (whether as a shareholder, employee, former employee or otherwise) may register their interest in being included in the ballot by completing the relevant section in the Admittance Slip and presenting it on registration at the meeting. The Company reserves the right to cancel the Moomba visit and to exclude persons therefrom notwithstanding that they may have been successful in the ballot.

PROXY FORM

Change Of Address Or Amendments for Issuer Sponsored Holdings only

Please check that the address is correct.
If amendment is required, insert the correction and sign below.

If you are a broker sponsored shareholder you must advise any change of address to your broker.

My new address is: ....

....

....

State: .... Postcode: ....

Signature(s): ....

Please note that a preference share does not entitle its holder to vote in relation to the business at this Meeting.

I/We being a member/s of Santos Limited, appoint ....
failing whom, or if no person is named above, the Chairman of the Meeting, as my/our proxy to vote for me/us on my/our behalf at the Annual General Meeting of the Company to be held on 7 May 2004, and at any adjournment thereof.

Should you desire to direct a proxy how to vote, you should place a mark (X) in the appropriate box against each item.
Otherwise, the proxy may vote as he/she thinks fit or abstain from voting.

☐ **IMPORTANT: FOR ITEM 3 BELOW**

If the Chairman of the Meeting is to be your proxy and you have not directed your proxy how to vote on Item 3 below, please place a mark in this box. By marking this box you acknowledge that the Chairman of the Meeting may exercise your proxy even if he has an interest in the outcome of that item such that votes cast by him, other than as proxy holder, would be disregarded because of that interest. If you do not mark this box, and you have not directed your proxy how to vote, the Chairman of the Meeting will not cast your votes on Item 3 and your votes will not be counted in computing the required majority if a poll is called on this item. The Chairman of the Meeting intends to vote undirected proxies in favour of Item 3.

ORDINARY BUSINESS

	For	Against	Abstain
2. To elect or re-elect Directors:			
(i) To elect Mr Richard Michael Harding as a director.	☐	☐	☐
(ii) To re-elect Professor Judith Sloan as a director.	☐	☐	☐
(iii) To re-elect Mr Stephen Gerlach as a director.	☐	☐	☐

SPECIAL BUSINESS

	For	Against	Abstain
3. To increase Directors' Fees	☐	☐	☐

If you appoint a second proxy, state here the proportion or number of your voting rights given to the proxy appointed on this form. ☐ % or ☐ number

Any voting will be for all your voting rights, unless expressly stipulated above.

SIGNATURE OF SHAREHOLDER/S

....
Signature

....
Signature

....
Date

COMPANY SEAL (if applicable)

COMPANIES ONLY

....
*Director/Sole Director and Sole Secretary

....
*Director/Secretary

....
Date

* delete as applicable

Persons attending the Annual General Meeting of Shareholders of the Company to be held at 10.00 am on Friday 7 May 2004 are requested to complete this slip and present it at the registration desk.

....

Full Name (BLOCK LETTERS PLEASE)

☐ I wish to be included in the ballot for the shareholders' visit to Moomba and have not previously visited Moomba in any capacity. (Please refer to the section headed "Shareholders' Visit to Moomba").

....

Signature

....

If not a member, representing

☐ By Proxy ☐ Other Authority

If "Other Authority", please indicate

✂--

APPOINTMENT OF CORPORATE REPRESENTATIVE

Pursuant to Section 250D of the Corporations Act

A corporation that has appointed a representative to vote on its behalf at the Annual General Meeting should complete this form prior to the meeting and hand it to its representative for presentation at the registration desk on the day of the meeting.

....

(Print the name of the corporation)

certifies that ....

is appointed to be its representative at the Annual General Meeting of Santos Ltd to be held on Friday 7 May 2004 at 10.00 am and at any adjournment thereof.

Dated 2004

COMPANY
SEAL
(if applicable)

....

*Director/Sole Director and Sole Secretary

....

*Director/Secretary

* delete as applicable

✂--

SHAREHOLDERS VISIT TO MOOMBA

During the past twenty-two years, a ballot has been held among shareholders present at the Annual General Meeting, affording them the opportunity to view the Company's Moomba operations. The Company has decided to arrange another visit in 2004.
The visit is for educational purposes and, as such, only those shareholders who have not previously visited Moomba are eligible.

Shareholders attending the Annual General Meeting in person (that is, other than in the capacity of proxy, corporate representative, or attorney) and who have not previously visited Moomba (whether as a shareholder, employee, former employee or otherwise) may register their interest in being included in the ballot by completing the relevant section in the Admittance Slip and presenting it on registration at the meeting. The Company reserves the right to cancel the Moomba visit and to exclude persons therefrom notwithstanding that they may have been successful in the ballot.